






JONES LANG LASALLE®

*Real value in a changing world*

# 2009 ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
APR 21 2010
WASH, D.C.
205
SECTION

**TO OUR SHAREHOLDERS:**

2009 was a difficult but successful year for Jones Lang LaSalle, as our people outperformed the market to deliver a strong finish to a challenging 12 months.

Starting the year in the depths of the Great Recession, we finished 2009 by achieving the "Twice and First" goals we had set five years earlier:

- Twice: We more than doubled our revenues, from $1.2 billion in 2004 to $2.5 billion in 2009.
- First: We secured our leadership position in the real estate services and investment management industry.

For us, First means being the leader—the best in our business—as determined by clients, industry organizations and other third-party observers. For example, Procter & Gamble named us "Supplier of the Year" for the second consecutive year in 2009, one of only seven of P&G's 80,000 suppliers worldwide to receive the honor. We virtually swept the 2009 EuroMoney Awards, earning awards that included Best Overall Global Advisor and Consultant honors and, for our LaSalle Investment Management business, Global Best Investment Manager Overall.

Already this year, and for the third year running, we have been named one of the 2010 World's Most Ethical Companies by the Ethisphere Institute. And the U.S. Environmental Protection Agency has selected us 2010 Energy Star Partner of the Year. We believe that these awards, along with the many others we received, speak far more convincingly about our leadership credentials and core business values than any claims we might make ourselves.

**2009 FINANCIAL HIGHLIGHTS**

Full-year revenue was $2.5 billion in 2009, 8 percent below 2008 totals and 5 percent lower in local currencies. We reported a net loss of $4 million, or $0.11 per share, for 2009. Adjusting for restructuring and co-investment charges, net income would have been $70 million, or $1.75 per share. Adjusted EBITDA was $239 million for the year.

In the fourth quarter of 2009, capitalizing on early signs of economic recovery, we reported net income of $52 million, or $1.19 a share, compared to $41 million, or $1.17 per share, for the fourth quarter of 2008. Adjusting for restructuring and co-investment charges, fourth-quarter 2009 net income would have been $63 million, or $1.44 per share. Adjusted fourth-quarter EBITDA was $112 million.

We maintained a strong balance sheet in 2009. With the proceeds of our successful stock offering in June and the strong cash flow that our business generated, we reduced our net bank debt by $334 million during the year. The outstanding balance of our long-term credit facilities was $175 million at year-end. Finally, investor confidence in Jones Lang LaSalle was reflected in our strong share price performance during the year.

**TAKING ADVANTAGE OF EMERGING OPPORTUNITIES**

Building on the momentum and market share we gained last year, we entered 2010 confident about the future and uniquely well-positioned to take advantage of new opportunities that have begun to emerge around the world. A year ago, real estate markets were universally bad. Today the situation is stabilizing, and we see signs of recovery in a number of areas.

In general, we anticipate a recovery in investment sales markets, while leasing markets, driven by supply and demand fundamentals, will continue to lag. Real estate markets overall around the world remain in vastly different stages of health, from continued decline to selective recovery.

Our response has been to focus selectively on opportunities we identify, while continuing to strengthen our position across markets and service lines to take full advantage of the recovery as it emerges.

**IDENTIFYING SHORT-TERM OPERATIONAL PRIORITIES**

To help guide us as the recession recedes, midway through 2009 the firm's Global Executive Committee identified four short-term operational priorities.

First, we will continue to focus externally on clients and new business prospects, both to identify and respond to changing client demands and to expand existing relationships and establish new ones. We believe that a major share of our growth over the next five years will come from the deeper relationships we develop with clients we serve today.

Our second priority will be to maintain strict controls on costs. During the recession we responded quickly and aggressively to reduce costs and right-size our operations in the face of deteriorating market conditions. We intend to maintain that cost discipline as markets recover.

Continued cost containment will support our third priority, rebuilding profit margins that were compressed during the downturn.

Investing selectively will be our fourth operational priority. We will hire individuals and teams, and make small targeted acquisitions, in areas where we anticipate that new growth will reward such investments. But we believe that a significant percentage of new revenue and profits will come from the global service platform we developed during the past five years. With our platform essentially complete, we will begin to reap the full potential of our investments as markets pick up again.

**REFRESHING OUR G5 GLOBAL GROWTH PRIORITIES**

In 2005, we identified five strategic global growth priorities which we refer to as the G5. They are consistent around the world and guide our efforts to build and grow our business globally. As with our goals and operational priorities, we reexamined the G5 last year. Once again, we concluded that, for the most part, they remain aligned and consistent with our goals and strategy.

G1 addresses our presence and position in key markets around the world. Gs 2, 3 and 4 reflect priorities for building our competitive strength in global businesses where we have advantages which we believe our competitors lack. The fifth G is new: It identifies the opportunity to further differentiate our firm by continuing to enhance our ability to connect externally with clients and internally among our own people.

**G1 BUILD OUR LEADING LOCAL AND REGIONAL MARKET POSITIONS.** Because real estate transactions and services take place on the ground in markets around the world, we continually focus on building the depth of our skills and services in key cities. The successful 2009 integration of our 2008 merger with The Staubach Company, which contributed significantly to our strong performance in the Americas region last year, is one example of our success with this priority.

We will also expand our geographical presence carefully and selectively when we identify compelling market needs or opportunities. In March 2010, for example, we opened a corporate office in Cairo, our first in Africa.

**G2 STRENGTHEN OUR LEADING POSITION IN CORPORATE SOLUTIONS.** G2 reflects our goal of maintaining and extending our position as the leading provider of outsourcing services to corporate occupiers around the world. Our Corporate Solutions business grew substantially and consistently through the recession, reflecting steadily growing demand among corporate clients to reduce costs associated with real estate. We established 47 new Corporate Solutions relationships in 2009, expanded existing relationships with 31 clients and renewed our contracts with another 44 clients. We also found that average revenue per new business contract in 2009 was nearly 60 percent higher than in 2008.

The picture for corporate outsourcing remains encouraging. Our new business pipeline is as strong as it was a year ago. To turn these opportunities into new assignments, we remain committed to elevating the quality and consistency of our service delivery throughout the world.

In February, for the third consecutive year, we were named to the Leaders category of The 2010 Global Outsourcing 100®, an annual ranking of high-quality outsourcing service providers across all industries.

**G3 CAPTURE THE LEADING SHARE OF GLOBAL CAPITAL FLOWS FOR INVESTMENT SALES.** Our third global priority is to maximize our share of global capital invested in real estate. The world's real estate investment sales markets continued to suffer in 2009, as investors could not obtain credit, and buyers and sellers could not agree on pricing in most markets for most of the year.

We have begun to see conditions stabilize in some countries. In France, although overall 2009 capital markets volumes were down 40 percent compared to 2008, our Capital Markets team doubled its market share to nearly 20 percent of volume transacted, moving to the number one position from number three in 2008. We were market leaders in the United Kingdom as well, where property values were among the first to show signs of recovery. Prices had also begun to recover in some Asian markets by year end, including Hong Kong, Shanghai, Beijing and Seoul.

Going forward we will continue to target local and international capital markets business, since there is profitable business to be won and good clients to be served at both levels. Thanks to our network of wholly owned offices around the world, we can work successfully both locally and globally, while most competitors cannot. Our aim remains to make sure that we have deep skills in our local offices to keep pace with local competitors, while continuing to build our excellent international reputation for cross-border capital markets expertise.

**G4 STRENGTHEN LASALLE INVESTMENT MANAGEMENT'S LEADERSHIP POSITION.** Throughout the downturn, LaSalle Investment Management protected its reputation as a stable, transparent and client-focused partner adding value to property and managing risk for its clients.

As many investment managers faltered in a challenging year for raising real estate capital, LaSalle Investment Management reaffirmed its leadership position by successfully raising over $4 billion of net equity in 2009, gaining commitments in separate accounts, funds and public securities.

With institutional money beginning to flow back into stable, income-producing core assets in most parts of the world, LaSalle is focused on taking advantage of the problems of competitors to gain market share and expand its leadership position.

**G5 CONNECTIONS: DIFFERENTIATE BY CONNECTING ACROSS THE FIRM, AND WITH CLIENTS.** To take full advantage of the progress we have made on G1 through G4, we identified a new fifth G, Connections, to more effectively link up our people and businesses globally and optimize our client service delivery capabilities.

During the past five years, we invested in people, businesses, systems, processes and technology to build a global service delivery platform that is unique in our industry. Now, supported by our culture—which values and rewards teamwork and collaboration—we are continuing to knit these global operations even more closely together, creating stronger connections with our clients and across our business to generate higher levels of client service and profitable new growth.

We are focusing on connections because that is what our clients need and demand. Only 5 percent of them are purely local organizations whose needs are limited to a single market. All the others want to be served across geographies with a broader range of services. By creating stronger linkages across markets, service lines, industries and asset classes, we are responding to their needs while, at the same time, creating new growth and improved revenue quality for Jones Lang LaSalle.

**WELCOMING AND THANKING MEMBERS OF OUR BOARD OF DIRECTORS**

In 2009 we welcomed a new Director to our Board and thanked two departing Directors for their distinguished service to Jones Lang LaSalle.

Ming Lu was first elected to the Board of Directors in May 2009. Based in Hong Kong, Mr. Lu is a partner with KKR & Co., L.P., a leading global alternative asset manager which sponsors and manages funds that make investments in private equity, fixed income and other assets in North America, Europe, Asia and the Middle East. Before joining KKR, he was a partner at JP Morgan Partners Asia Pte Ltd., a private equity fund focusing on investments in Asia. Given the depth and scope of his business career, and his experience as a partner in two leading private equity firms, Mr. Lu brings perspectives on conducting business in Asia to our firm that are particularly valuable as we continue to grow market share in the region.

Professor Henri-Claude de Bettignies decided to retire after ten years of Board service. Having held distinguished academic positions at the European Institute of Business Administration (INSEAD), the China Europe International Business School (CEIBS) and the Stanford Business School, Professor de Bettignies enriched Board discussions with his global perspectives on corporate responsibility, sustainability and leadership.

Alain Monié, President and Chief Operating Officer of the global information technology distributor, Ingram Micro, Inc., decided not to stand for reelection after four years of Board service to devote more time to his other business activities. We benefited from his distinguished career as a senior operational officer with major corporations on three continents.

**LOOKING AHEAD**

In the March 2010 edition of the *Global Market Perspective*, our monthly publication which tracks and interprets changing conditions in world real estate markets, our researchers noted:

> "Recovery is tangible, and sentiment in the world's major real estate markets is clearly more positive than a year ago. Investment markets are improving across the globe, with a significant weight of money chasing real estate opportunities…. Leasing markets, too, are showing signs of increased activity…. However, even in the most buoyant markets, confidence is still being dampened by the persistent debt crisis, constrained lending and the trillions of dollars of property debt still reluctantly held by the banks."

Countries, businesses and markets will clearly have to deal with the consequences of the downturn for some time to come. But these emerging market trends give us great confidence that it is time to turn the page and get on with business.

Thanks to the skills and commitment of our people around the world, we emerged from the recession a far stronger company and competitor. In 2010 and the coming years, our people will continue to create real value for our clients as markets evolve and new opportunities emerge. And we will continue to grow our business profitably, always putting the best interests of those clients first, connecting across businesses and geographies to produce the best results for them, and conducting business ethically and with the highest integrity.

Thank you for your continued interest in Jones Lang LaSalle.

Colin Dyer
Chief Executive Officer and President
March 30, 2010

**FINANCIAL HIGHLIGHTS**

**Select Financial Data for Jones Lang LaSalle Incorporated**

| ($ IN THOUSANDS, EXCEPT SHARE DATA) | | 2009 | 2008 | 2007 |
|---|---|---|---|---|
| Revenue | $ | 2,480,736 | 2,697,586 | 2,652,075 |
| Operating expenses: | | | | |
| Compensation and benefits | | 1,623,795 | 1,771,673 | 1,724,174 |
| Operating, administrative and other | | 609,779 | 653,465 | 530,412 |
| Depreciation and amortization | | 83,335 | 90,584 | 55,580 |
| Restructuring charges (credits), net | | 47,423 | 30,401 | (411) |
| Total operating expenses | | 2,364,332 | 2,546,123 | 2,309,755 |
| Operating income | $ | 116,404 | 151,463 | 342,320 |
| Net (loss) income available to common shareholders | $ | (4,109) | 83,515 | 256,490 |
| Diluted (loss) earnings per common share | $ | (0.11) | 2.44 | 7.64 |
| EBITDA (1) | $ | 139,921 | 233,410 | 412,729 |
| Adjusted EBITDA (1) | $ | 238,569 | 269,635 | 412,318 |

These financial highlights should be read in conjunction with our consolidated financial statements and related notes and the "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included in our Annual report on Form 10-K for the year ended December 31, 2009.

(1) Adjusted EBITDA represents EBITDA adjusted for non-cash co-investment charges and restructuring charges (credits). EBITDA represents earnings before interest expense, net of interest income, income taxes, depreciation and amortization. Although Adjusted EBITDA and EBITDA are non-GAAP financial measures, they are used extensively by management and are useful to investors and lenders as metrics for evaluating operating performance and liquidity. The firm believes that Adjusted EBITDA and EBITDA are indicators of ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. EBITDA is used in the calculations of certain covenants related to our revolving credit facility. However, Adjusted EBITDA and EBITDA should not be considered as alternatives either to net income (loss) or net cash provided by operating activities, both of which are determined in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Because Adjusted EBITDA and EBITDA are not calculated under U.S. GAAP, our Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies. Below is a reconciliation of our Adjusted EBITDA and EBITDA to net (loss) income:

| ($ IN THOUSANDS) | | 2009 | 2008 | 2007 |
|---|---|---|---|---|
| Net (loss) income available to common shareholders | $ | (4,109) | 83,515 | 256,490 |
| Interest expense, net of interest income | | 55,018 | 30,568 | 13,064 |
| Provision for income taxes | | 5,677 | 28,743 | 87,595 |
| Depreciation and amortization | | 83,335 | 90,584 | 55,580 |
| EBITDA | $ | 139,921 | 233,410 | 412,729 |
| Non-cash co-investment charges | | 51,225 | 5,824 | — |
| Restructuring charges (credits), net | | 47,423 | 30,401 | (411) |
| Adjusted EBITDA | $ | 238,569 | 269,635 | 412,318 |

## CORPORATE OFFICES

### AMERICAS
*(7 Countries, 63 Offices)*

**Argentina**
Buenos Aires

**Brazil**
Curitiba
Rio de Janeiro
São Paulo

**Canada**
Mississauga
Montreal
Toronto

**Chile**
Santiago

**Mexico**
Mexico City
Monterrey

**Panama**
Panama City

**United States**
Alpharetta, GA
Atlanta, GA
Austin, TX
Baltimore, MD
Bethesda, MD
Boston, MA
Charlotte, NC
Cherry Hill, NJ
Chicago, IL
Cincinnati, OH
Cleveland, OH
Columbus, OH
Dallas, TX
Denver, CO
Detroit, MI
El Segundo, CA
Fort Worth, TX
Hartford, CT
Hasbrouck Heights, NJ
Houston, TX
Indianapolis, IN
Iselin, NJ
Kansas City, MO
King of Prussia, PA
Las Vegas, NV
Los Angeles, CA
Los Angeles (West), CA
McLean, VA
Memphis, TN
Miami, FL
Minneapolis, MN
New York, NY
Orange County, CA
Orlando, FL
Parsippany, NJ
Philadelphia, PA
Phoenix, AZ
Pittsburgh, PA
Raleigh, NC
Sacramento, CA
San Antonio, TX
San Diego, CA
San Francisco, CA
Santa Clarita, CA
Seattle, WA
Silicon Valley, CA
Stamford, CT
St. Louis, MO
Tampa, FL
Walnut Creek, CA
Washington, DC
Westmont, IL

### ASIA PACIFIC
*(13 Countries, 56 Offices)*

**Australia**
Adelaide
Brisbane
Brookvale
Canberra
Glen Waverley
Liverpool
Mascot
Melbourne
Newcastle
North Sydney
Parramatta
Perth
Sydney

**China**
Beijing
Chengdu
Guangzhou
Hong Kong Kowloon
Hong Kong Quarry Bay
Hong Kong Queensway
Macau
Qingdao
Shanghai Pudong
Shanghai Puxi
Shenzhen
Tianjin

**India**
Bangalore Prestige Sterling
Chandigarth
Chennai
Coimbatore
Gurgaon
Hyderabad
Kochi
Kolkata
Mumbai Lower Parel
Mumbai Worli
New Delhi
Pune

**Indonesia**
Jakarta

**Japan**
Osaka Kansai
Sapporo
Tokyo Nagatacho
Tokyo Sanbancho

**Korea**
Seoul

**Malaysia***
Johor Bahru
Kuala Lumpur
Penang

**New Zealand**
Auckland
Wellington

**Philippines**
Makati

**Singapore**
Singapore

**Taiwan**
Taipei

**Thailand**
Bangkok
Phuket

**Vietnam**
Hanoi
Ho Chi Minh City

### EUROPE, MIDDLE EAST AND AFRICA
*(25 Countries, 58 Offices)*

**Belgium**
Antwerp
Brussels

**Czech Republic**
Prague

**Egypt**
Cairo

**Finland**
Helsinki

**France**
Lyon
Paris Central
Paris La Defense
Paris Plessis-Robinson
Paris Saint-Denis

**Germany**
Berlin
Cologne
Dusseldorf
Frankfurt
Hamburg
Hanover
Leipzig
Munich
Stuttgart

**Hungary**
Budapest

**Ireland**
Dublin

**Israel**
Tel Aviv

**Italy**
Milan
Rome

**Kazakhstan**
Almaty

**Luxembourg**
Luxembourg

**Netherlands**
Amsterdam
Eindhoven
The Hague
Rotterdam
Utrecht

**Poland**
Warsaw

**Portugal**
Lisbon

**Romania**
Bucharest

**Russia**
Moscow
St. Petersburg

**Saudi Arabia**
Jeddah
Riyadh

**Spain**
Barcelona
Madrid
Seville
Valencia

**Sweden**
Gothenburg
Stockholm

**Turkey**
Istanbul

**UK / England**
Birmingham
Leeds
London Canary Wharf
London City
London Heathrow
London West End
Manchester
Norwich

**UK / Scotland**
Edinburgh
Glasgow

**Ukraine**
Kiev

**United Arab Emirates**
Abu Dhabi
Dubai

*Services in Malaysia are provided through a strategic alliance with Jones Lang Wootton Malaysia

## BOARD OF DIRECTORS

**Sheila A. Penrose**
Chairman of the Board
Jones Lang LaSalle
and Retired President,
Corporate and Institutional Services,
Northern Trust Corporation

**Colin Dyer**
Chief Executive Officer and President
Jones Lang LaSalle

**Darryl Hartley-Leonard**
Retired Chairman and
Chief Executive Officer
Hyatt Hotels Corporation

**DeAnne Julius**
Chairman
Royal Institute of International Affairs

**Ming Lu**
Partner
KKR & Co., L.P.

**Lauralee E. Martin**
Chief Operating and Financial Officer
Jones Lang LaSalle

**David B. Rickard**
Retired Executive Vice President, Chief Financial Officer and Chief Administrative Officer
CVS Caremark Corporation

**Roger T. Staubach**
Executive Chairman, Americas
Jones Lang LaSalle

**Thomas C. Theobald**
Senior Advisor
Chicago Growth Partners LLC

## COMMITTEES OF THE BOARD OF DIRECTORS

**Audit Committee**

Messrs. Rickard (Chair) and Hartley-Leonard and Mmes. Julius and Penrose

**Compensation Committee**

Messrs. Theobald (Chair) and Lu and Mmes. Julius and Penrose

**Nominating and Governance Committee**

Mmes. Penrose (Chair) and Julius and Messrs. Hartley-Leonard, Lu, Rickard and Theobald

## GLOBAL EXECUTIVE COMMITTEE

**Colin Dyer**
Chief Executive Officer and President

**Lauralee E. Martin**
Chief Operating and Financial Officer

**Alastair Hughes**
Chief Executive Officer
Asia Pacific

**Jeff A. Jacobson**
Chief Executive Officer
LaSalle Investment Management

**Peter C. Roberts**
Chief Executive Officer
Americas

**Christian Ulbrich**
Chief Executive Officer
Europe, Middle East and Africa

## ADDITIONAL GLOBAL CORPORATE OFFICERS

**Charles J. Doyle**
Chief Marketing and
Communications Officer

**Mark K. Engel**
Controller

**James S. Jasionowski**
Chief Tax Officer

**David A. Johnson**
Chief Information Officer

**J. Corey Lewis**
Director of Internal Audit

**Mark J. Ohringer**
General Counsel and
Corporate Secretary

**Nazneen Razi**
Chief Human Resources Officer

**Joseph J. Romenesko**
Treasurer

## INTERNATIONAL DIRECTORS

*Our International Directors, joined by more than 36,000 colleagues around the world, pursue our vision to be the real estate expert and strategic advisor of choice for leading owners, occupiers and investors.*

Art Adler
Bob Ageloff
Avi Alkas
Richard Angliss
Pedro Arturo Azcue
Jacques Bagge
Peter Barge
James Becker
Peter Belisle II
Dan Bellow
Thomas Beneville
Richard Bloxam
Robert Bonwell
David Bowden
Peter Bulgarelli
Herman Bulls
Todd Burns
Todd Canter
Noble Carpenter, Jr.
Jack Chandler
David Churton
Whitley Collins
Stephen Conry
Elizabeth Cooper
Rob Copito
Anthony Couse
Graham Coutts
Stuart Crow
Eric de Clercq Zubli
Arthur de Haast
Ernst-Jan de Leeuw
Barry Dorfman
Thomas Doughty
Dave Doupe
Peter Downie
Charles Doyle
Frank Doyle
Benoit du Passage
Marshall Durston
Colin Dyer
Jeremy Eddy
Tony Edgley
Michael Ellis
Andres Escarpenter Ferran
Carl Ewert
Rosemary Feenan
Jeffrey Flynn
John Forrest
Christopher Fossick
Kin Keung Fung
James Garvey
John Gates
Kevin George
Robin Goodchild
Jacques Gordon
Angus Goswell
Andrew Gould
Thomas Griffin
Blair Hagkull
Brian Hake
Yoichiro Hamaoka
David Hand
Colin Hargreaves
Elizabeth Hearle
Andrew Heithersay
Peter Hennessy
Scott Hetherington
Chris Hiatt
Stuart Hicks
Elysia Holt Ragusa
Mac Horner
Trip Howell
Alastair Hughes
Jim Hutchinson
Andrew Hynard
David Ironside
John Izett
Bryan Jacobs
Jeff Jacobson
James Jasionowski
David Johnson
Robb Johnson
Richard Jones
Wade Judge
Molly Kelly
Chris Kiernan
Thomas Kirschbraun
Hector Klerian
David Kollmorgen
Katie Kopec
Jay Koster
Stan Kraska, Jr.
Bill Krouch
Chun Kong Lau
Eric Lee
William Legge
Marcus Lemli
Tod Lickerman
Philip Ling
Vincent Lottefier
Thierry Loue
Greg Lubar
Iain Mackenzie
Ian Mackie
Bill Maher
Greg Maloney
Tom Maloney
Simon Marrison
Jordi Martin
Lauralee Martin
Tom McAdam
Richard McBlaine
Dave McGarry
Elaine Melonides
Bruce Miller
John Minks
Bill Monk
John Moran
Tom Morande
Gavin Morgan
Debra Moritz
Andy Mottram
Kristin Mueller
Norbert Müller
Vivian Mumaw
Jane Murray
Julian Nairn
Yasuo Nakashima
Ed Noha
George Noon
Richard Norton
Greg O'Brien
Mark Ohringer
Albert Ovidi
Keith Pauley
Jay C. Pelusi
Jan Pope
Andy Poppink
Chris Powell
Neil Prime
Dan Pufunt
Anuj Puri
Raymond Quartararo
Vincent Querton
Andreas Quint
Steve Ramseur
Steve Ranck
Nazneen Razi
Jim Redmond
Matthew Reed
Markus Reinert
Jack Restivo
Peter Riguardi
Peter Roberts
Stuart Roberts
Alan Robertson
Simon Rooney
Kenneth Rudy
Bruce Rutherford
Dan Ryan
Peter Schaff
Stephen Schlegel
Cameron Scott
Barry Scribner
Erich Sengelmann
Doug Sharp
Jeremy Sheldon
Ken Siegel
Mike Sivewright
Marijn Snijders
Roger Staubach
Bart Steinfeld
Julian Stocks
Joe Stolarski
Steve Stratton
Charlotte Stromberg
John Talbot
James Thomas
Bill Thummel
Michael Tiplady
Derek Trulson
Joseph Tsang
Paul Uber
Christian Ulbrich
John Vinnicombe
Stephan von Barczy
Andy Watson
Kevin Wayer
Nigel Wheeler
Paul Whitman
James Wong
Kim Woodrow
Mark Wynne-Smith

# 2009 FORM 10-K

**United States**
**Securities and Exchange Commission**
**Washington, D.C. 20549**

**Form 10-K**

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Act of 1934

For the fiscal year ended December 31, 2009 | Commission File Number 1-13145

**Jones Lang LaSalle Incorporated**
(Exact name of registrant as specified in its charter)

| **Maryland** | **36-4150422** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **200 East Randolph Drive, Chicago, IL** | **60601** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: 312/782-5800

Securities registered pursuant to Section 12(b) of the Act:

| **Title of each class** | **Name of each exchange on which registered** |
|---|---|
| Common Stock ($.01 par value) | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ X ] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Large accelerated filer [ X ] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [ X ]

The aggregate market value of the voting stock (common stock) held by non-affiliates of the registrant as of the close of business on June 30, 2009 was $1,339,649,570.

The number of shares outstanding of the registrant's common stock (par value $0.01) as of the close of business on February 22, 2010 was 41,929,106.

Portions of the Registrant's Proxy Statement for its 2009 Annual Meeting of Shareholders to be held on May 27, 2010 are incorporated by reference in Part III of this report.

## TABLE OF CONTENTS

## ITEM 1. BUSINESS

### COMPANY OVERVIEW

Jones Lang LaSalle Incorporated ("Jones Lang LaSalle," which we may refer to as we, us, our, the Company or the Firm) was incorporated in 1997. We have 180 corporate offices worldwide and operations in more than 750 locations in 60 countries. We have approximately 36,600 employees, including 22,800 employees whose costs our clients reimburse. We provide comprehensive integrated real estate and investment management expertise on a local, regional and global level to owner, occupier and investor clients. We are an industry leader in property and corporate facility management services, with a portfolio of approximately 1.6 billion square feet worldwide. We deliver our array of real estate services product offerings across a balance of three of our geographic business segments: (i) the Americas, (ii) Europe, Middle East and Africa ("EMEA"), and (iii) Asia Pacific. Our fourth business segment, LaSalle Investment Management, a member of the Jones Lang LaSalle group, is one of the world's largest and most diversified real estate investment management firms, with approximately $40 billion of assets under management across the globe.

In 2009, we generated revenue of $2.5 billion across our four business segments diversified among euros, British pounds, Australian dollars, Singapore dollars, Japanese yen, Hong Kong dollars, and a variety of other currencies in addition to U.S. dollars. We also took aggressive but targeted cost actions throughout the year to align the size of our business and our costs in the face of the continued worldwide economic downturn. In the midst of this challenging environment, we continued to perform for clients while protecting our businesses, market positions and top talent. With the pace of recovery differing across global markets, we will capture emerging opportunities by leveraging our leading market positions and maintaining our focus on managing costs. See "Results of Operations" and "Market Risks" within Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as Note 3 of the Notes to Consolidated Financial Statements, for discussions of segment results and foreign currency exchange.

We are the only real estate services and money management firm to have been named:

- To *Fortune* magazine's list of America's Most Admired Companies in 2008 and 2009;
- To *Forbes* magazine's Platinum 400 list in 2006, 2007 and 2008;
- By P&G as Supplier of the Year in 2008 and 2009;
- Recipient of the 2009 Leadership Award by the U.S. Green Building Council;
- By the Ethisphere Institute as one of the World's Most Ethical Companies in 2008 and 2009; and
- Best Overall Global Advisor and Consultant by the Euromoney Real Estate Awards in 2009.

Our range of real estate services includes:

- Agency leasing
- Space acquisition and disposition (tenant representation)
- Property management
- Facilities management/outsourcing
- Project and development management
- Valuations
- Consulting
- Capital markets
- Real estate investment banking and merchant banking
- Brokerage of properties
- Corporate finance
- Hotel advisory
- Energy and sustainability services
- Value recovery and receivership services
- Investment management

We offer these services locally, regionally and globally to real estate investors and occupiers for a variety of property types, including offices, hotels, industrial, retail, multi-family residential, hospitals, critical environments and data centers, sports facilities, cultural institutions and transportation centers. Individual regions and markets may focus on different property types depending on local requirements and market conditions.

We work for a broad range of clients that represent a wide variety of industries and are based in markets throughout the world. Our clients vary greatly in size and include for-profit and not-for-profit entities of all kinds, public-private partnerships and governmental (public sector) entities. Increasingly, we are offering services to middle-market companies that are looking to outsource real estate services. We provide real estate investment management services on a global basis for both public and private assets through our LaSalle Investment Management subsidiary. Our integrated global business model, industry-leading research capabilities, client relationship management focus, consistent worldwide service delivery and strong brand are among the attributes that enhance our services.

We have grown by expanding our client base and the range of our services and products, both organically and through a series of strategic acquisitions and mergers. Our extensive global platform and in-depth knowledge of local real estate markets enable us to serve as a single-source provider of solutions for our clients' full range of real estate needs. We solidified this network of services around the globe through the 1999 merger of the Jones Lang Wootton companies ("JLW," founded in 1783) with those of LaSalle Partners Incorporated ("LaSalle Partners," founded in 1968).

**Jones Lang LaSalle History**

Prior to our incorporation in Maryland in April 1997 and our initial public offering (the "Offering") of 4,000,000 shares of common stock in July 1997, Jones Lang LaSalle conducted business as LaSalle Partners Limited Partnership and LaSalle Partners Management Limited Partnership (collectively, the "Predecessor Partnerships"). Immediately prior to the Offering, the general and limited partners of the Predecessor Partnerships contributed all of their partnership interests in the Predecessor Partnerships in exchange for an aggregate of 12,200,000 shares of common stock.

In October 1998, we acquired all of the common stock of the COMPASS group of real estate service companies (collectively referred to as "COMPASS") from Lend Lease Corporation Limited. The acquisition of COMPASS made us the largest property management services company in the United States and expanded our international presence into Australia and South America.

In March 1999, LaSalle Partners merged its business with that of JLW and changed its name to Jones Lang LaSalle Incorporated. In connection with the merger, we issued 14,300,000 shares of common stock and paid cash consideration of $6.2 million.

During the period from 2005 through 2008, we acquired or merged with 33 companies as part of our global growth strategy. These strategic acquisitions gave us additional market share in key markets, expanded our capabilities in certain service areas and further broadened the global platform we make available to our clients. These acquisitions took place in England, Scotland, Finland, France, Germany, the Netherlands, Spain Turkey, Dubai, Hong Kong, Japan, the Philippines, Australia, Canada, Brazil and the United States.

In January 2006, we merged operations with Spaulding & Slye, a privately held real estate services and investment company with offices in Boston and Washington, D.C. We integrated Spaulding & Slye's 500 employees into the Jones Lang LaSalle organization, significantly increasing the Firm's market presence in New England and Washington, D.C. In September 2006, we opened an office in Dubai, UAE, and acquired RSP Group, a privately held real estate investment services business with a local market-leading position and assignments across more than 20 Middle Eastern and North African countries.

In a two-step acquisition in July 2007 and August 2008, we acquired the former Trammell Crow Meghraj ("TCM"), one of the largest privately held real estate services companies in India. TCM's operations were combined with our Indian operations and we now operate as Jones Lang LaSalle Meghraj in a number of cities throughout India. The former TCM shareholders own 28.1% of this combined entity, which we have agreed to acquire in 2010 and 2012.

In May 2008, we acquired Kemper's Holding GmbH ("Kemper's"), a Germany-based retail specialist, making us the largest property advisory business in Germany and providing us with new offices in Leipzig, Cologne and Hannover.

In July 2008, we acquired Staubach Holdings Inc. ("Staubach"), a U.S. real estate services firm specializing in tenant representation. Staubach, with 1,000 employees, significantly enhanced our presence in key markets across the United States and made us an industry leader in local, national and global tenant representation. The Staubach acquisition also established us as the market leader in public sector services and added scale to our industrial brokerage, investment sales, corporate finance and project and development services.

We made no material new acquisitions in 2009 due to market conditions and our focus on maintaining a healthy balance sheet. We expect that our acquisition activity will remain substantially curtailed during 2010 as well.

In June 2009, we sold 6,500,000 shares of our common stock at $35.00 per share in an underwritten secondary public offering, resulting in net proceeds of $217 million which we used to repay outstanding debt and strengthen our balance sheet.

**Six Value Drivers for Growth and Superior Client Service**

Our stated mission is to deliver exceptional strategic, fully integrated services and solutions for real estate owners, occupiers and investors worldwide. We deliver a combination of services, skills and expertise on an integrated global platform that we own (and do not franchise), which we believe sets us apart from our competitors. Consultancy practices typically do not share our implementation expertise or local market awareness. Investment banking and investment management competitors generally possess neither our local market knowledge nor our real estate service capabilities. Traditional real estate firms lack our financial expertise and operating consistency. Other global competitors, which we believe often franchise their offices through separate owners, do not have the same level of business coordination or consistency of delivery that we can provide through our network of wholly owned offices, directly employed personnel and integrated IT, human resources and financial systems. That network also permits us to promote a high level of integrity throughout the organization and to use our diverse and welcoming culture as a competitive advantage in developing clients, recruiting employees and acquiring businesses.

Six key value drivers distinguish our business activities (see "Competitive Advantages" below):

- Our integrated global services platform;
- The quality and worldwide reach of our research function;
- Our focus on client relationship management as a means to provide superior client service;
- Our reputation for consistent worldwide service delivery, as measured by our creation of best practices and by the skills and experience of our people;
- Our ability to deliver innovative solutions to assist our clients in maximizing the value of their real estate portfolios; and
- The strength of our brand.

We have designed our business model to create value for our clients, our shareholders and our employees. Based on our established presence in, and intimate knowledge of, real estate and capital markets worldwide, and supported by our investments in thought leadership and technology, we believe that we create value for clients by addressing not only their local, regional and global real estate needs, but also their broader business, strategic, operating and financial goals. We believe that the ability to create and deliver value drives our own ability to grow our business and improve profitability and shareholder value. In doing so, we enable our people to demonstrate their technical competence and advance their careers by taking on new and increased responsibilities within a dynamic environment as our business expands geographically and develops in sophistication.

### Global Strategy

To continue to create new value for our clients, shareholders and employees, we have identified five strategic priorities, which we call the G5.

**G1: BUILD OUR LEADING LOCAL AND REGIONAL SERVICE OPERATIONS.** Our strength in local and regional markets determines the strength of our global service capabilities. Our financial performance also depends, in great part, on the business we source and execute locally from approximately 180 wholly owned offices around the world. We believe that we can leverage our established business presence in the world's principal real estate markets to provide expanded local and regional services without a proportionate increase in infrastructure costs. We believe that these capabilities will continue to set us apart and make us more attractive to clients and prospective clients.

**G2: STRENGTHEN OUR LEADING POSITION IN CORPORATE SOLUTIONS.** The accelerating trends of globalization, cost cutting, energy management and the outsourcing of real estate services by corporate occupiers support our decision to emphasize a truly global Corporate Solutions business to serve their needs comprehensively. This service delivery capability helps us create new client relationships, particularly as companies turn to the outsourcing of their real estate as a way to manage expenses and enhance sustainability. These services are also proving to be counter-cyclical as we have seen demand for them strengthen as the economy has weakened. In addition, current corporate clients are demanding multi-regional capabilities.

**G3: CAPTURE THE LEADING SHARE OF GLOBAL CAPITAL FLOWS FOR INVESTMENT SALES.** Our focus on further developing our ability to provide global Capital Markets services reflects the increasingly international nature of cross-border money flows into real estate and the global marketing of real estate assets. While we have seen a recent slowdown in this type of cross-border activity, we expect that it will grow again when financial markets recover. Our real estate investment banking capability helps provide capital and other financial solutions by which our clients can maximize the value of their real estate. At a time when real estate values are depressed and financing is difficult for our clients to obtain, we have established Value Recovery Services to help owners, investors and occupiers value their assets and identify solutions that allow them to respond decisively.

**G4: STRENGTHEN LASALLE INVESTMENT MANAGEMENT'S LEADERSHIP POSITION.** With its integrated global platform, LaSalle Investment Management is well positioned to serve institutional real estate investors looking for attractive opportunities around the world. Our investments in LaSalle Investment Management help the business develop and offer new products quickly, and extend its portfolio capabilities into promising new markets, to enhance that position. In today's challenging market, LaSalle Investment Management has new opportunities to acquire assets at lower prices, service distressed assets and portfolios and win new clients, managing their mandates by replacing competitors.

**G5: CONNECTIONS: DIFFERENTIATE BY CONNECTING ACROSS THE FIRM AND WITH CLIENTS.** To create real value and new opportunities for our clients, shareholders and people, we are working to strengthen the links between our people, service lines and geographies worldwide to better connect with our clients and put the firm's global expertise and experience to work for them.

We have committed resources to each of the G5 priorities in past years and expect we will continue to do so in the future. This strategy has helped us to weather the current financial storm, continue to grow market share and take advantage of new opportunities created by the current depressed market conditions. By continuing to invest in the future based on how our strengths can support the needs of our clients, we intend to maintain and expand our position as an industry leader and emerge from the current downturn as a stronger competitor. Although our fundamental business strategies remain intact, each of our businesses continually re-evaluates how it can best serve our clients as their needs change and real estate markets, credit markets and economies continue to exhibit dramatic and often unpredictable changes.

## Business Segments

We report our operations as four business segments. We manage our Investor and Occupier Services ("IOS") product offerings geographically as (i) the Americas, (ii) Europe, Middle East and Africa ("EMEA"), and (iii) Asia Pacific, and our investment management business globally as (iv) LaSalle Investment Management. See "Results of Operations" within Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as Note 3 of the Notes to Consolidated Financial Statements, for financial information discussed by segment.

### VALUE DELIVERY: IOS AMERICAS, EMEA AND ASIA PACIFIC

To address the needs of real estate owners and occupiers, we provide a full range of integrated property, project management and transaction services locally, regionally and globally through our Americas, EMEA and Asia Pacific operating segments. We deliver those services through the following service lines:

### Leasing Services

***Agency Leasing Services*** executes marketing and leasing programs on behalf of investors, developers, property companies and public entities to secure tenants and negotiate leases with terms that reflect our clients' best interests. In 2009, we completed approximately 14,800 agency leasing transactions representing approximately 210 million square feet of space. We typically base our agency leasing fees on a percentage of the value of the lease revenue commitment for consummated leases.

***Tenant Representation Services*** establishes strategic alliances with clients to deliver ongoing assistance to meet their real estate needs, and to help them evaluate and execute transactions to meet their occupancy requirements. Tenant Representation Services is also an important component of our local market services. We assist clients by defining space requirements, identifying suitable alternatives, recommending appropriate occupancy solutions, and negotiating lease and ownership terms with third parties. We help our clients lower real estate costs, minimize real estate occupancy risks, improve occupancy control and flexibility, and create more productive office environments. We employ a multi-disciplinary approach to develop occupancy strategies linked to our clients' core business objectives.

Tenant Representation Services compensation is generally determined on a negotiated fee basis and typically paid by the landlord. Fees often reflect performance measures related to targets that we and our clients establish prior to engagement or, in the case of strategic alliances, at annual intervals thereafter. We use quantitative and qualitative measurements to assess performance relative to these goals, and we are compensated accordingly, with incentive fees awarded for superior performance. In 2009, we completed approximately 4,300 tenant representation transactions representing approximately 69 million square feet of space.

### Property and Facilities Management

***Property Management Services*** provides on-site management services to real estate owners for office, industrial, retail and specialty properties. We seek to leverage our market share and buying power to deliver superior service to clients. Our goal is to enhance our clients' property values through aggressive day-to-day management. We may provide services through our own employees or through contracts with third-party providers (for which we may act in a principal capacity or which we may hire as an agent for our clients). We focus on maintaining high levels of occupancy and tenant satisfaction while lowering property operating costs. During 2009, we provided on-site property management services for office, retail, mixed-use and industrial properties totaling approximately 900 million square feet.

We typically provide property management services through an on-site general manager and staff whom we support with regional supervisory teams and central resources in such areas as training, technical and environmental services, accounting, marketing and human resources. Our general managers are responsible for property management activities, client satisfaction and financial results. We do not compensate them with commissions, but rather with a combination of base salary and a performance bonus that is directly linked to results they produce for their clients. Increasingly, management agreements provide for incentive compensation relating to operating expense reductions, gross revenue or occupancy objectives or tenant satisfaction levels. Consistent with industry custom, management contract terms typically range from one to three years, but may be canceled at any time following a short notice period, usually 30 to 60 days.

***Integrated Facilities Management Services*** provides comprehensive portfolio and property management services to corporations and institutions that outsource the management of the real estate they occupy. Properties under management range from corporate headquarters to industrial complexes. During 2009, Integrated Facilities Management Services managed approximately 670 million square feet of real estate for its clients. Our target clients typically have large portfolios (usually over 1 million square feet) that offer significant opportunities to reduce costs and improve service delivery. The competitive trends of globalization, outsourcing and offshoring are prompting many of these clients to demand consistent service delivery worldwide and a single point of contact from their real estate service providers. We generally develop performance measures to quantify the progress we make toward goals and objectives that we have mutually determined. Depending on client needs, Integrated Facilities Management Services units, either alone or partnering with other business units, provide services that include portfolio planning, property management, agency leasing, tenant representation, acquisition, finance, disposition, project management, development management, energy and sustainability services and land advisory services. We may provide services through our own employees or through contracts with third-party providers (with which we may act in a principal capacity or which we may hire as an agent for our clients).

Integrated Facilities Management Services units are compensated on the basis of negotiated fees that we typically structure to include a base fee and performance bonus. We base performance bonus compensation on a quantitative evaluation of progress toward performance measures and regularly scheduled client satisfaction surveys. Integrated Facilities Management Services agreements are typically three to five years in duration, but also are cancelable at any time upon a short notice period, usually 30 to 60 days, as is typical in the industry.

We also provide lease administration and auditing services, helping clients to centralize their lease management processes. Whether clients have a small number of leases or a global portfolio, we assist them by reducing costs associated with incorrect lease charges, right-sizing their portfolios through lease options, identifying underutilized assets and ensuring Sarbanes-Oxley compliance to mitigate risk.

In the United States, we provide ***Mobile Engineering Services*** to banks and specialist retailers with large portfolios of retail sites. Rather than using multiple vendors to perform facility services, these companies hire Jones Lang LaSalle to provide HVAC, electrical and plumbing services, and general interior repair and maintenance. Our multi-disciplined mobile engineers serve numerous clients in a specified geographic area, performing multiple tasks in a single visit and taking ownership of the operational success of the sites they service. This unique service delivery model reduces clients' operating costs by bundling on-site services and reducing travel time between sites.

**Project and Development Services**

***Project and Development Services*** provides a variety of services—including conversion management, move management, construction management and strategic occupancy planning services—to tenants of leased space, owners in self-occupied buildings and owners of real estate investments. Project and Development Services frequently manages relocation and build-out initiatives for clients of our Property Management Services, Integrated Facilities Management Services and Tenant Representation Services units. Project and Development Services also manages all aspects of development and renovation of commercial projects for our clients. We also provide these services to public-sector clients, particularly to military and government entities in the United States and to educational institutions.

Our Project and Development Services business is generally compensated on the basis of negotiated fees. Client contracts are typically multi-year in duration and may govern a number of discrete projects, with individual projects being completed in less than one year.

**Capital Markets Services**

***Capital Markets Services*** includes institutional property sales and acquisitions, real estate financings, private equity placements, portfolio advisory activities, and corporate finance advice and execution. Real Estate Investment Banking Services includes sourcing capital, both in the form of equity and debt, derivatives structuring and other traditional investment banking services designed to assist corporate clients in maximizing the value of their real estate. To meet client demands to market real estate assets internationally and to invest outside of their home markets, our Capital Markets Services teams combine local market knowledge with our access to global capital sources to provide clients with superior execution in raising capital for their real estate assets. By researching, developing and introducing innovative new financial products and strategies, Capital Markets Services is integral to the business development efforts of our other businesses.

Clients typically compensate Capital Markets Services units on the basis of the value of transactions completed or securities placed. In certain circumstances, we receive retainer fees for portfolio advisory services. Real Estate Investment Banking fees are generally transaction-specific and conditioned upon the successful completion of the transaction.

**Valuation and Consulting Services**

***Valuation Services*** provides clients with professional valuation services and helps them determine market values for office, retail, industrial and mixed-use properties. Such services may involve valuing a single property or a global portfolio of multiple property types. We conduct valuations, which typically involve commercial property, for a variety of purposes, including acquisitions, dispositions, debt and equity financings, mergers and acquisitions, securities offerings (including initial public offerings) and privatization initiatives. Clients include occupiers, investors and financing sources from the public and private sectors. Our valuation specialists provide services to clients in most developed countries outside of the United States; we generally do not provide these services in the United States. During 2009, we performed nearly 28,100 valuations of commercial properties with an aggregate value of approximately $613 billion.

We usually negotiate compensation for valuation services for each assignment based on its scale and complexity, and our fees typically relate in part to the value of the underlying assets.

**Consulting Services** delivers innovative, results-driven real estate solutions that both strategically and tactically align with clients' business objectives. We provide clients with specialized, value-added real estate consulting services in such areas as mergers and acquisitions, occupier portfolio strategy, workplace solutions, location advisory, financial optimization strategies, organizational strategy and Six Sigma real estate solutions. Our professionals focus on translating global best practices into local real estate solutions, creating optimal financial results for our clients.

We typically negotiate compensation for Consulting Services based on work plans developed for advisory services that vary based on scope and complexity of projects. For transaction services, we base compensation on the value of transactions we complete.

### Innovation and Commercial Solutions

Across the five broad business services identified above, we leverage our deep real estate expertise and experience within the firm to provide innovative solutions for our clients. We provide **Energy and Sustainability Services** to occupiers and investors to assist them in developing their corporate sustainability strategies, greening their real estate portfolios, upgrading building performance by managing Leadership in Energy and Environmental Design (LEED) construction or retrofits and providing sustainable building operations management. With over 540 LEED-accredited professionals, our experience includes 88 LEED projects representing over 45 million square feet. In 2009, we documented $100 million in energy savings for our clients and reduced their greenhouse gas emissions by 465,000 tons.

We generally negotiate compensation for Energy and Sustainability Services for each assignment based on the scale and complexity of the project or shared savings.

We provide **Value Recovery Services** to owners, investors and occupiers to help them analyze the impact of a financial downturn on their assets and identify solutions to respond decisively. In this area, we address the operational and occupancy needs of banks and insurance companies that are merging with or acquiring other institutions. We assist banks and insurance companies with challenged assets and liabilities on their balance sheets by providing valuations, asset management, loan servicing and disposition services. We provide receivership services to lenders, loan servicers and financial institutions that need help managing defaulted real estate assets. In addition, we provide valuation, asset management and disposition services to government entities to maximize the value of owned securities and assets acquired from failed financial institutions or from government relief programs. We also assist owners by identifying potentially distressed properties and the major occupiers who are facing challenges.

#### VALUE DELIVERY: INVESTMENT MANAGEMENT

Our global real estate investment management business, a member of the Jones Lang LaSalle group that we operate under the name of LaSalle Investment Management, has three priorities:

- Develop and execute customized investment strategies that meet the specific investment objectives of each of our clients;
- Provide superior investment performance; and
- Deliver uniformly high levels of services on a global basis.

We provide investment management services to institutional investors and high-net-worth individuals. We seek to establish and maintain relationships with sophisticated investors who value our global platform and extensive local market knowledge. As of December 31, 2009, LaSalle Investment Management managed approximately $40 billion of public and private real estate assets, making us one of the world's largest managers of institutional capital invested in real estate assets and securities.

LaSalle Investment Management provides clients with a broad range of real estate investment products and services in the public and private capital markets. We design these products and services to meet the differing strategic, risk/return and liquidity requirements of individual clients. The range of investment alternatives includes private investments in multiple real estate property types (including office, retail, industrial, health care and multi-family residential) either through investment funds that LaSalle Investment Management manages or through single client account relationships ("separate accounts"). We also offer indirect public investments, primarily in publicly traded real estate investment trusts ("REITs") and other real estate equities.

We believe the success of our investment management business comes from our industry-leading research capabilities, innovative investment strategies, global presence, local market knowledge and strong client focus. We maintain an extensive real estate research department whose dedicated professionals monitor real estate and capital market conditions around the world to enhance current investment decisions and identify future opportunities. In addition to drawing on public sources for information, our research department utilizes the extensive local presence of Jones Lang LaSalle professionals throughout the world to gather and share proprietary insight into local market conditions.

The investment and capital origination activities of our investment management business have grown increasingly global. We have invested in direct real estate in 18 countries across the globe, as well as in public real estate companies traded on all major stock exchanges. While we have seen a recent slowdown in cross-border investment activity, we expect investment management activities, both fund raising and investing, to continue to grow when financial markets recover.

**Private Investments in Real Estate Properties.** In serving our investment management clients, LaSalle Investment Management is responsible for the acquisition, management, leasing, financing and divestiture of real estate investments across a broad range of real estate property types. LaSalle Investment Management launched its first institutional investment fund in 1979 and currently has a series of commingled investment funds, including 12 funds that invest in assets in the Americas, nine funds that invest in assets located in Europe and six funds that invest in assets in Asia Pacific. LaSalle Investment Management also maintains separate account relationships with investors for whom LaSalle Investment Management manages private real estate investments. As of December 31, 2009, LaSalle Investment Management had approximately $32.8 billion in assets under management in these funds and separate accounts.

Some investors prefer to partner with investment managers willing to co-invest their own funds to more closely align the interests of the investor and the investment manager. We believe that our ability to co-invest funds alongside the investments of clients' funds will continue to be an important factor in maintaining and continually improving our competitive position. We believe our co-investment strategy strengthens our ability to continue to raise capital for new investment funds. At December 31, 2009, we had a total of $167.3 million of investments in, and loans to, co-investments.

We may engage in "merchant banking" activities in appropriate circumstances. These involve making investments of the firm's capital to acquire properties in order to seed investment management funds (typically within the LaSalle Investment Company structures described in Note 5 of the Notes to Consolidated Financial Statements) before they have been offered to clients.

LaSalle Investment Management conducts its operations with teams of professionals dedicated to achieving specific client objectives. We establish investment committees within each region whose members have specialized knowledge applicable to underlying investment strategies. These committees must approve all investment decisions for private market investments. We utilize the investment committee approval process for LaSalle Investment Management's investment funds and for all separate account relationships.

LaSalle Investment Management is generally compensated for money management services for private equity investments based on initial capital invested and managed, with additional fees tied to investment performance above benchmark levels. The terms of contracts vary by the form of investment vehicle involved and the type of service we provide. Our investment funds have various life spans, typically ranging between five and 10 years. Separate account advisory agreements generally have three-year terms with "at will" termination provisions, and they may include compensation arrangements that are linked to the market value of the assets under management.

**Investments in Public Equity.** LaSalle Investment Management also offers clients the ability to invest in separate accounts focused on public real estate equity. We invest the capital of these clients principally in publicly traded securities of REITs and property company equities. As of December 31, 2009, LaSalle Investment Management had approximately $7.1 billion of assets under management in these types of investments. LaSalle Investment Management is typically compensated by securities investment clients on the basis of the market value of assets under management.

### Competition

We provide a broad range of commercial real estate and investment management services, and there is significant competition on an international, regional and local level with respect to many of these services and in commercial real estate services generally. Depending on the service, we face competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers, accounting firms, technology firms, firms providing outsourcing services of various types (including technology or building products) and companies bringing their real estate services in-house (any of which may be global, regional or local firms). Many of our competitors are local or regional firms, which, although substantially smaller in overall size, may be larger in a specific local or regional market. We are also subject to competition from large national and multinational firms that have service competencies similar to ours.

### Competitive Advantages

We believe that the six key value drivers we list above and more specifically describe below create several competitive advantages that have made us the leading integrated financial and professional services firm specializing in real estate.

**Integrated Global Services.** By combining a wide range of high-quality, complementary services—and delivering them at consistently high service levels globally through wholly owned offices with directly employed personnel—we can develop and implement real estate strategies that meet the increasingly complex and far-reaching needs of our clients. We also believe that we have secured an established business presence in the world's principal real estate markets, with the result that we can grow revenue without a proportionate increase in infrastructure costs. With operations in more than 750 locations in 60 countries on five continents, we have in-depth knowledge of local and regional markets and can provide a full range of real estate services around the globe. This geographic coverage positions us to serve our multinational clients and manage investment capital on a global basis. In addition, we anticipate that our cross-selling potential across geographies and product lines will continue to develop new revenue sources for multiple business units within Jones Lang LaSalle.

**Industry-Leading Research and Knowledge Building.** We invest in and rely on comprehensive top-down and bottom-up research to support and guide the development of real estate and investment strategy for our clients. We have approximately 275 research professionals who gather data and cover market and economic conditions around the world. Research also plays a key role in keeping colleagues throughout the organization attuned to important events and changing conditions in world markets. We facilitate the dissemination of this information to colleagues through our company-wide intranet.

**Client Relationship Management.** We support our ability to deliver superior service to our clients through our ongoing investments in client relationship management and account management. Our goal is to provide each client with a single point of contact at our firm, an individual who is answerable to, and accountable for, all the activities we undertake for the client. We believe that we enhance superior client service through best practices in client relationship management, the practice of seeking and acting on regular client feedback, and recognizing each client's definition of excellence.

Our client-driven focus enables us to develop long-term relationships with real estate investors and occupiers. By developing these relationships, we are able to generate repeat business and create recurring revenue sources. In many cases, we establish strategic alliances with clients whose ongoing service needs mesh with our ability to deliver fully integrated real estate services across multiple business units and office locations. We support our relationship focus with an employee compensation system designed to reward client relationship building, teamwork and quality performance, in addition to revenue development.

**Consistent Service Delivery.** We believe that our globally coordinated investments in research, technology, people and innovation, combined with the fact that our offices are wholly owned (rather than franchised) and our people are directly employed, enable us to develop, share and continually evaluate best practices across our global organization. As a result, we are able to deliver the same consistently high levels of client service and operational excellence substantially wherever our clients' real estate investment and services needs exist.

Based on our general industry knowledge and specific client feedback, we believe we are recognized as an industry leader in technology. We possess the capability to provide sophisticated information technology systems on a global basis to serve our clients and support our employees. In 2009, we developed and introduced a proprietary tool called FutureView℠, an innovation in portfolio optimization. This global tool allows corporate real estate teams with geographically diverse portfolios to identify potential rent savings by comparing their lease obligations to our firm's sophisticated local market forecasts. OneView by Jones Lang LaSalle℠, our client extranet technology, provides clients with detailed and comprehensive insight into their portfolios, the markets in which they operate and the services we provide to them. For our Energy and Sustainability Services business we have developed four industry leading technology platforms designed to help our clients to reduce their environmental footprint and to reduce energy costs: (i) our Upstream platform is a tool for benchmarking overall energy and environmental performance relative to similar buildings in a similar geography, (ii) our Building Energy Allocation Tool (BEAT) enables a quick assessment of building energy consumption leading to opportunities for performance improvement, (iii) our Portfolio Energy and Environmental Reporting (PEERS) tool provides a web-based platform for ongoing energy and environmental measurement and reporting including carbon footprint assessment, and (iv) our Environmental Sustainability Platform (ESP) is a real time metering and monitoring program that enables on-line, real time monitoring of building energy consumption. Connect℠, our intranet technology, offers our employees easy access to the Firm's policies, news and collective thinking regarding our experience, skills and best practices. We have also recently implemented, or are in the process of implementing, global integrated systems for finance, human resources, client relationship management and securities management and trading systems for our investment management business.

We believe that our investments in research, technology, people and thought leadership position our firm as a leading innovator in our industry. Our various research initiatives investigate emerging trends and help us anticipate future conditions and shape new services to benefit our clients. Professionals in our Consulting Services practices identify and respond to shifting market and business trends to address changing client needs and opportunities. LaSalle Investment Management relies on our comprehensive investigation of global real estate and capital markets to develop new investment products and services tailored to the specific investment goals and risk/return objectives of our clients. We believe that our commitment to innovation helps us secure and maintain profitable long-term relationships with the clients we target: the world's leading real estate owners, occupiers and investors.

We have a patented process for a "System and Method for Evaluating Real Estate Financing Structures" that assists clients with determining the optimal financing structure for controlling their real estate assets, including, for example, whether a client should own a particular asset, lease the asset, or control the asset by means of some other financing structure.

**Maximizing Values of Real Estate Portfolios.** To maximize the values of our real estate investments, LaSalle Investment Management capitalizes on its strategic research insights and local market knowledge to develop an integrated approach that leads to innovative solutions and value enhancement. Our global strategic perspective allows us to assess pricing trends for real estate and know which investors worldwide are investing actively. This gives us an advantageous perspective on implementing buying and selling strategies. During hold periods, our local market research allows us to assess the potential for cash flow enhancement in our assets based on an informed opinion of rental-rate trends. When combined, these two perspectives provide us with an optimal view that leads to timely execution and translates into superior investment performance.

**Powerful Brand.** In 2008, we introduced a new global brand positioning and visual identity to further differentiate us from our competitors. Based on evidence provided by marketing surveys we have commissioned, the extensive coverage we receive in top-tier business publications, the major awards we receive in many categories of real estate and our significant, long-standing client relationships, we believe that large corporations and institutional investors and occupiers of real estate recognize Jones Lang LaSalle's ability to create value in changing market conditions. Our reputation is based on our deep industry knowledge, excellence in service delivery, integrity and our global provision of high-quality, professional real estate and investment management services. We believe that the combined strength of the Jones Lang LaSalle and LaSalle Investment Management brands represents a significant advantage when we pursue new business opportunities and is also a major motivation for talented people to join us around the world.

We believe we hold the necessary trademarks worldwide with respect to the "Jones Lang LaSalle" and "LaSalle Investment Management" names and the related logo, which we would expect to continue to renew as necessary.

## INDUSTRY TRENDS

**Economic Conditions and Credit Restrictions.** The general decline of the global economy and severe restrictions on credit have significantly impacted global real estate markets. Beginning in the second half of 2007, the well-publicized contraction in the overall availability of credit in the global financial markets significantly reduced the volume and pace of commercial real estate transactions and negatively impacted real estate pricing in many countries. By the end of 2009, global real estate markets appeared to be stabilizing and we are beginning to see signs of recovery in some markets, although market conditions vary widely with some markets showing signs of growth and others showing signs of continued decline. In general, investment sales are showing signs of a recovery, while leasing markets driven by supply and demand fundamentals are still lagging. It is inherently difficult to make accurate predictions about real estate markets as they are impacted by multiple factors such as macro movements of the financial markets, including the stock, bond and derivatives markets.

**Increasing Demand for Global Services and Globalization of Capital Flows.** Many corporations based in countries around the world have pursued growth opportunities in international markets. Many are striving to control costs by outsourcing or offshoring non-core business activities. Both trends have increased the demand for global real estate services, including facilities management, tenant representation and leasing, property and energy management services. We believe that these trends will favor real estate service providers with the capability to provide services—and consistently high service levels—in multiple markets around the world.

Additionally, real estate capital flows have become increasingly global, as more assets are marketed internationally and as more investors seek real estate investment opportunities beyond their own borders. This trend has created new markets for investment managers equipped to facilitate international real estate capital flows and execute cross-border real estate transactions. We have seen a recent slowdown in this type of activity but expect that it will grow again when financial markets recover.

**Growth of Outsourcing.** In recent years, and on a global level, outsourcing of professional real estate services has increased substantially, as corporations have focused corporate resources, including capital, on core competencies. Large users of commercial real estate services continue to demonstrate a preference for working with single-source service providers able to operate across local, regional and global markets. The ability to offer a full range of services on this scale requires significant corporate infrastructure investment, including information technology and personnel training. Smaller regional and local real estate service firms, with limited resources, are less able to make such investments. In addition, public and other non-corporate users of real estate, including government agencies and health and educational institutions, have begun to outsource real estate activities as a means of reducing costs. As a result, we believe there are significant growth opportunities for firms like ours that can provide integrated real estate services across many geographic markets. We also believe that the global recession will increase the pressure on corporations to cut costs and look for ways to manage their real estate as cost effectively as possible and will play to our strength in being able to assist them.

**Alignment of Interests of Investors and Investment Managers.** Institutional investors continue to allocate significant portions of their investment capital to real estate, and many investors have shown a desire to commit their capital to investment managers willing to co-invest their own funds in specific real estate investments or real estate funds. In addition, investors are increasingly requiring that fees paid to investment managers be more closely aligned with investment performance. As a result, we believe that investment managers with co-investment capital, such as LaSalle Investment Management, will have an advantage in attracting real estate investment capital. In addition, co-investment may bring the opportunity to provide additional services related to the acquisition, financing, property management, leasing and disposition of such investments.

## EMPLOYEES

With the help of aggressive goal and performance measurement systems, we attempt to instill the commitment to be the best in all our people. Our goal is to be the real estate advisor of choice for clients and the employer of choice in our industry. To achieve that, we intend to continue to promote human resources techniques that will attract, motivate and retain high quality employees. The following table details our respective headcounts at December 31, 2009 and 2008 (rounded to the nearest hundred):

| | **2009** | 2008 |
|---|---|---|
| Professional | 11,000 | 11,300 |
| Support | 2,800 | 2,800 |
| Directly reimbursable employees | 22,800 | 22,100 |
| Total employees | 36,600 | 36,200 |

Reimbursable employees include our property and integrated facilities management professionals and our building maintenance employees. The cost of these employees is generally reimbursable by our clients. Our employees are not members of any labor unions with the exception of approximately 990 directly reimbursable property maintenance employees in the United States. Approximately 24,800 and 24,700 of our employees at December 31, 2009 and 2008, respectively, were based in countries other than the United States. We have generally had satisfactory relations with our employees.

During 2009, we reduced staff in certain businesses in order to align our service platform with certain markets that contracted due to the global economic slowdown. Where possible, we redeployed personnel to businesses which have strengthened over the course of the year. The total number of employees increased from 2008 to 2009 due to an increase in directly reimbursable employees as a result of more clients outsourcing their real estate management to us.

**Company Web Site, Corporate Governance and Other Available Information**

Jones Lang LaSalle's Web site address is www.joneslanglasalle.com. We make available, free of charge, our Form 10-K, 10-Q and 8-K reports, and our proxy statements, as soon as reasonably practicable after we file them electronically with the U.S. Securities and Exchange Commission ("SEC"). You also may read and copy any document we file with the SEC at its public reference room at 100 F Street, NE, Washington, D.C. 20549. Information about its public reference room can be obtained by calling the SEC at 1.800.SEC.0330. The SEC maintains an internet site that contains annual, quarterly and current reports, proxy statements and other information that we file electronically with the SEC. The SEC's Web site address is www.sec.gov.

The Company's Code of Business Ethics, which applies to all employees of the Company, including our Chief Executive Officer, Chief Operating and Financial Officer, Global Controller and the members of our Board of Directors, can also be found on our Web site under Investor Relations/Board of Directors and Corporate Governance. In addition, the Company intends to post any amendment or waiver of the Code of Business Ethics with respect to a member of our Board of Directors or any of the executive officers named in our proxy statement.

Our Web site also includes information about our corporate governance. In addition to other information, we will make the following materials available in print to any shareholder who requests them:

- Bylaws
- Corporate Governance Guidelines
- Charters for our Audit, Compensation, and Nominating and Governance Committees
- Statement of Qualifications for Members of the Board of Directors
- Complaint Procedures for Accounting and Auditing Matters
- Statements of Beneficial Ownership of our Equity Securities by our Directors and Officers

## ITEM 1A. RISK FACTORS

The complex, dynamic and international scope of our business overall, and of our operations in particular regions and countries, involves a number of significant risks. If we cannot or do not successfully manage the risks associated with the services we provide, our operations in particular regions and countries or the international scope of our operations, our business, operating results and/or financial condition could be materially and adversely affected.

One of the challenges of a global business such as ours is to be able to determine in a sophisticated manner the enterprise risks that in fact exist and to monitor continuously those that develop over time as a result of changes in the business, laws to which we are subject and the other factors we discuss below. We must then determine how best to employ available resources to prevent, mitigate and/or minimize those risks that have the greatest potential (1) to occur and (2) to cause significant damage from an operational, financial or reputational standpoint. An important dynamic that we must also consider and appropriately manage is how much and what types of commercial insurance to obtain and how much potential liability may remain uninsured consistent with the infrastructure that is in place within the organization to identify and properly manage it. While we attempt to approach these issues in an increasingly sophisticated and coordinated manner across the globe, our failure to identify or effectively manage the enterprise risks inherent within our business could result in a material adverse effect on our business, results of operations and/or financial condition.

We govern our enterprise risk program primarily through our Global Operating Committee, which is chaired by our Global Chief Operating Officer and includes the Chief Operating Officers of our four reported business segments and the leaders from certain corporate staff groups such as Finance, Legal, Insurance, Human Resources and Information Technology. The Global Operating Committee coordinates its enterprise risk activities with our Internal Audit function, which performs an annual risk assessment of our business in order to determine where to focus its auditing efforts. Representatives of our Global Operating Committee report to the Audit Committee of our Board of Directors on a quarterly basis.

The previous two years have proven to be extraordinarily negative ones for the global economy and for most business enterprises worldwide. The severe restrictions on credit availability, the additional cost of credit to the extent it is available and the unprecedented collapses of major financial institutions, among other economic and geo-political events, have substantially increased the enterprise risk profiles of commercial organizations, often in ways that are unprecedented or not readily foreseeable. These events have significantly impacted the global real estate markets, reducing the volume and pace of commercial real estate transactions and negatively impacting real estate pricing and leasing in many countries and markets. The potential consequences of the financial and economic crisis on virtually all business organizations are significant and complex, and may include to one degree or another, among others, materially lower earnings, inability to obtain necessary credit, inability to satisfy covenant obligations in debt and other agreements, inability to meet financial obligations and the inability to retain key staff members.

Governments have responded aggressively to the crisis, although in different ways from one country to another, but we do not yet know what the ultimate outcome of those efforts will be or any unintended consequences that may result (for example, with respect to currency fluctuations, taxes, interest rates, budget deficits, trade restrictions, the price of commodities and the potential for deflation or inflation in prices, among many others). In the latter half of 2009, we have seen an improvement in world stock markets and there appears to be increasing confidence and stabilization in various economies, some of which have begun to grow again after significant recessions. However, it is also the case that market uncertainties and credit restrictions have continued into 2010, and it is inherently difficult to make accurate predictions about when we will start to see sustainable improvements in the commercial real estate markets, which are impacted by macro movements of the financial markets and many other factors, including the stock, bond and derivatives markets, over which we have no control. We are, however, aggressively attempting to stay current on the dynamic global marketplace in order to understand and manage the additional enterprise risks that we inevitably will continue to confront.

This section reflects our views concerning the most significant risks we believe our business faces, although we do not purport to include every possible risk from which we might sustain a loss. For purposes of the following analysis and discussion, we generally group the risks we face according to four principal categories:

- External Market Risk Factors;
- Internal Operational Risk Factors;
- Financial Risk Factors; and
- Human Resources Risk Factors.

Some of the risks we identify could appropriately be discussed in more than one category, but we have chosen the one we view as primary. We do not necessarily present the risks below in their order of significance, the relative likelihood that we will experience a loss or the magnitude of any such loss. We also do not attempt to discuss the various significant efforts we employ to attempt to mitigate or avoid the risks we identify, although we believe we have a robust program to do so in a systematic way.

**External Market Risk Factors**

**GENERAL ECONOMIC CONDITIONS AND REAL ESTATE MARKET CONDITIONS CAN HAVE A NEGATIVE IMPACT ON OUR BUSINESS.** We have experienced in past years, are currently experiencing, and expect in the future to be negatively impacted by, periods of economic slowdown or recession, and corresponding declines in the demand for real estate and related services, within the markets in which we operate. The current economic recession has been extraordinary for its worldwide scope, its severity, its impact on major financial institutions and the extent of governmental stimulative and regulatory responses, among other aspects. Additionally, the speed with which markets change, both positively and negatively, has accelerated due to the increased global interconnectedness resulting from the immediacy of information availability and flows, among other reasons, and this has added to the challenges of anticipating and quickly adapting to changes in business and revenue, particularly since real estate transactions are inherently complicated and longer-term in nature.

Real estate markets tend to be cyclical and related to the condition of the economy or, at least, to the perceptions of investors and users as to the relevant economic outlook. For example, corporations may be hesitant to expand space or enter into long-term commitments if they are concerned about the economic environment. Corporations that are under financial pressure for any reason, or are attempting to more aggressively manage their expenses, may reduce the size of their workforces, permit more of their staff to work from home offices and/or seek corresponding reductions in office space and related management services.

Negative economic conditions and declines in the demand for real estate and related services in several markets or in significant markets could have a material adverse effect on our business, results of operations and/or financial condition, including as a result of the following factors:

**• Decline in Acquisition and Disposition Activity**

A general decline in acquisition and disposition activity can lead to a reduction in fees and commissions for arranging such transactions, as well as in fees and commissions for arranging financing for acquirers. Restrictions in the availability of credit in the global financial markets, and the various other well-publicized business dislocations that have resulted from the overall financial crisis, have significantly reduced the volume and pace of commercial real estate transactions and have also negatively impacted real estate pricing as a general matter in many countries.

Accordingly, our transaction-based Capital Markets and Hotels businesses have been significantly impacted by the global credit crisis. Revenue from Capital Markets and Hotels declined 43% in 2008 and 36% in 2009. We believe we have continued to gain market share in many of the markets in which we compete, but the additional transaction volumes from an increase in market share have not fully offset the overall declines in these markets. If the current economic conditions continue for an extended period or significantly worsen, they could have a material adverse effect on our business, results of operations and/or financial condition.

**• Decline in the Real Estate Values and Performance, Leasing Activity and Rental Rates**
A general decline in the value and performance of real estate and in rental rates can lead to a reduction in investment management fees (a significant portion of which is generally based upon the performance of investments and net asset values) and the value of the co-investments we make with our investment management clients or merchant banking investments we have made for our own account. Additionally, such declines can lead to a reduction in fees and commissions that are based upon the value of, or revenue produced by, the properties with respect to which services are provided, including fees and commissions (1) for property management and valuations, (2) generated by our Capital Markets, Hotels and other businesses for arranging acquisitions, dispositions and financings and (3) for arranging leasing transactions. These declines can also lead to an unwillingness or inability of clients to make new (or honor existing) capital commitments to funds sponsored by our investment management business, which can result in a decline of both investment management fees and incentive fees, and can also restrict our ability to employ capital for new investments in current funds or establish new funds. A general decline in the value and performance of real estate has impacted, and could continue to significantly impact, the value of our own co-investments. During 2009, for example, we recognized certain impairment charges for our co-investments due primarily to a decline in the value of the underlying real estate investments.

Historically, a significant decline in real estate values in a given market has also tended to result in increases in litigation regarding advisory and valuation work done prior to the decline. Many of the markets in which we compete have been experiencing significant declines in real estate prices and rental rates and we are unable to predict accurately the extent to which those declines will continue or for how long.

**• Decline in Value of Real Estate Securities**
A general decline in the value of real estate securities (for example, real estate investment trusts, or "REITs") will have a negative effect on the value of the portfolios that our LaSalle Investment Management Securities business manages, and any securities held in accounts that LaSalle Investment Management manages, and therefore the fees we earn on assets under management. In addition, a general decline in the value of real estate securities could negatively impact the amount of money that investors are willing to allocate to real estate securities and the pace of engaging new investor clients.

**• Cyclicality in the Real Estate Markets; Lag in Recovery Relative to Broader Markets**
Cyclicality in the real estate markets may lead to cyclicality in our earnings and significant volatility in our stock price, which in recent years has been highly sensitive to market perception of the global economy generally and our industry specifically. Real estate markets are also thought to "lag" the broader economy, meaning that even when underlying economic fundamentals improve in a given market, it may take additional time for these improvements to translate into strength in the real estate markets. This may be exacerbated in the current global market situation as banks may be delaying their resolution of commercial real estate assets whose values are less than their associated loans in order to avoid associated accounting write-offs.

**• Effect of Changes in Non-Real Estate Markets**
Changes in non-real estate markets can also affect our business. For example, strength in the equity markets, which increased markedly during the second-half of 2009, can lead certain investors to lower the level of capital allocated to real estate, which in turn can mean that our ability to generate fees from the operation of our investment management business will be negatively impacted. Strength in the equity markets can also negatively impact the performance of real estate as an asset class, which in turn means that the incentive fees relating to the performance of our investment funds will be negatively impacted. On the other hand, weakness in the equity markets relative to real estate can make real estate investments too great of a proportion of the portfolios of certain investors, such as pension funds and endowments, which as a result may switch out of real estate in order to rebalance their portfolios due to the so-called "denominator effect."

**REAL ESTATE SERVICES AND INVESTMENT MANAGEMENT MARKETS ARE HIGHLY COMPETITIVE.** We provide a broad range of commercial real estate and investment management services, and there is significant competition on an international, regional and local level with respect to many of these services and in commercial real estate services generally. Depending on the service, we face competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers, accounting firms, technology firms, consulting firms, firms providing outsourcing of various types (including technology, catering and building products) and companies bringing their real estate services in-house (any of which may be a global, regional or local firm).

Many of our competitors are local or regional firms, which, although substantially smaller in overall size, may be larger in a specific local or regional market. Some of our competitors have expanded the services they offer in an attempt to gain additional business. Some may be providing outsourced facilities management services in order to sell products to clients (such as HVAC systems) that we do not offer. Some of our competitors may have greater financial, technical and marketing resources, larger customer bases, and more established relationships with their customers and suppliers than we have. Larger or better-capitalized competitors may be able to respond faster to the need for technological changes, price their services more aggressively, compete more effectively for skilled professionals, finance acquisitions more easily, develop innovative products more effectively and generally compete more aggressively for market share.

New competitors or alliances among competitors that increase their ability to service clients could emerge and gain market share, develop a lower cost structure, adopt more aggressive pricing policies or provide services that gain greater market acceptance than the services we offer. In order to respond to increased competition and pricing pressure, we may have to lower our prices or loosen contractual terms (such as liability limitations), which may have an adverse effect on our revenue and profit margins. As we are in a consolidating industry, there exists the inherent risk that competitive firms may be more successful than we are at growing through merger and acquisition activity. While we have successfully grown organically and through a series of acquisitions, sourcing and completing acquisitions are complex and sensitive activities and there is no assurance that we will be able to continue our acquisition activity in the future at the same pace as we have in the past, particularly given the recent market declines and credit contractions. In 2009, we did not make any material new acquisitions.

The severe global economic downturn may increase instability at our competitors and this may lead to a willingness on their part to engage in aggressive pricing or advertising in order to maintain market shares or client relationships. If this occurs, it will increase the competitive risks we face although it will differ from one competitor to another given their different positions within the marketplace and their different financial situations.

We are substantially dependent on long-term client relationships and on revenue received for services under various service agreements. Many of these agreements may be canceled by the client for any reason with as little as 30 to 60 days' notice, as is typical in the industry. In this competitive market, if we are unable to maintain these relationships or are otherwise unable to retain existing clients and develop new clients, our business, results of operations and/or financial condition will be materially adversely affected. We believe that the global economic downturn has led to additional pricing pressure from clients as they themselves come under financial pressure, participate in governmental bail-out programs or file for bankruptcy or insolvency protection, as some significant clients have already done.

Given the value and premium status of our brand, which is one of our most important assets, an inherent risk in our business is that we may fail to successfully differentiate the scope and quality of our service and product offerings from those of our competitors, or that we may fail to sufficiently innovate or develop improved products or services that will be attractive to our clients. Additionally, given the rigors of the competitive marketplace in which we operate, there is the risk that we may not be able to continue to find ways to operate more cost-effectively, including by achieving economies of scale, or that we will be limited in our ability to further reduce the costs required to operate on a globally coordinated platform.

**THE SEASONALITY OF OUR IOS BUSINESS EXPOSES US TO RISKS.** Within our Investor and Occupier Services business, our revenue and profits tend to be significantly higher in the third and fourth quarters of each year than in the first two quarters. This is a result of a general focus in the real estate industry on completing or documenting transactions by calendar-year-end and the fact that certain expenses are constant through the year. Historically, we have reported an operating loss or a relatively small profit in the first quarter and then increasingly larger profits during each of the following three quarters, excluding the recognition of investment-generated performance fees and co-investment equity gains (both of which can be particularly unpredictable).

The seasonality of our business makes it difficult to determine during the course of the year whether plan results will be achieved, and thus to adjust to changes in expectations. Additionally, negative economic or other conditions that arise at a time when they impact performance in the fourth quarter, such as the particular timing of when larger transactions close or changes in the value of the U.S. dollar against other currencies, may have a more significant impact than if they occurred earlier in the year. To the extent we are not able to identify and adjust for changes in expectations or we are confronted with negative conditions that impact inordinately on the fourth quarter of a year, this could have a material adverse effect on our business, results of operations and/or financial condition.

As a result of growth in our property management and integrated facilities management business and other services related to the growth of outsourcing of corporate real estate services, there has been somewhat less seasonality in our revenue and profits during the past few years than there was historically, but we believe that some level of seasonality will always be inherent in our industry and outside of our control. Although we continued to experience a level of seasonality in 2009 that was similar to previous years, we are unable to predict whether the global economic downturn, which has led to unprecedented market disruptions as well as unprecedented levels of government intervention, will result in any overall changes to the marketplace that will have an effect on the historical seasonality of our business in 2010 and beyond.

**POLITICAL AND ECONOMIC INSTABILITY AND TRANSPARENCY: PROTECTIONISM; TERRORIST ACTIVITIES; HEALTH EPIDEMICS.** We operate in approximately 60 countries with varying degrees of political and economic stability and transparency. For example, certain Asian, Eastern European and South American countries have experienced serious political and economic instability within the past few years, and such instability will likely continue to arise from time to time in countries in which we have operations. It is difficult for us to predict where or when a significant change in the political leadership or regime within a given country may occur, or what the implications of such a change will be on our operations given that legislative, tax and business environments can be altered quickly and dramatically. For example, in 2009 there was an unusual level of legislative activity in the United States and certain countries in Europe, although we do not yet know what ultimate changes, if any, there may be to financial, tax, healthcare, governance and other laws or how they may directly affect our business. As a result, our ability to operate our business in the ordinary course and our willingness to commit new resources or investments may be affected or disrupted in one way or another, with corresponding reductions in revenue, increases in taxes and more aggressive taxation policies, increases in other expenses (such as with respect to employee healthcare), restrictions on repatriating funds, difficulties in recruiting staff or other material adverse effects. It is possible that the global economic downturn will exacerbate these issues since, for example, high unemployment might lead to civil unrest and significant political instability in certain countries.

Under current economic conditions there may be a growing movement by governments to protectionist policies which favor local firms over foreign firms or which restrict cross-border capital flows. This could affect our ability to utilize and benefit from our global platform and integrated business model. The global downturn has also significantly added to the deficit spending of certain governments in countries where we do business and has called into question the creditworthiness of some countries, as the result of which it is difficult to predict what the consequences to our business may be from these situations.

In addition, terrorist activities have escalated in recent years and at times have affected cities in which we operate. The 2008 terrorist attack in Mumbai, India, where we have a presence, is an example. To the extent that similar terrorist activities continue to occur, they may adversely affect our business because they tend to target the same type of high-profile urban areas in which we do business.

Health epidemics that affect the general conduct of business in one or more urban areas (including as the result of travel restrictions and the inability to conduct face-to-face meetings), such as occurred in the past from SARS or may occur in the future from an avian or H1N1 flu or other type of outbreak, can also adversely affect the volume of business transactions, real estate markets and the cost of operating real estate or providing real estate services, and may therefore adversely affect our results.

**INFRASTRUCTURE DISRUPTIONS.** Our ability to conduct a global business may be adversely impacted by disruptions to the infrastructure that supports our businesses and the communities in which they are located. This may include disruptions involving electrical, communications, transportation or other services used by Jones Lang LaSalle or third parties with which we conduct business, or disruptions as the result of natural disasters (such as hurricanes, earthquakes and floods), political instability, general labor strikes or turmoil or terrorist attacks. These disruptions may occur, for example, as a result of events affecting only the buildings in which we operate (such as fires), or as a result of events with a broader impact on the cities where those buildings are located (including, potentially, the longer-term effects of global climate change). Nearly all of our employees in our primary locations, including Chicago, London, Singapore and Sydney, work in close proximity to each other in one or more buildings. If a disruption occurs in one location and our employees in that location are unable to communicate with or travel to other locations, our ability to service and interact with our clients may suffer, and we may not be able to successfully implement contingency plans that depend on communication or travel.

The infrastructure disruptions we describe above may also disrupt our ability to manage real estate for clients or may adversely affect the value of real estate investments we make on behalf of clients. The buildings we manage for clients, which include some of the world's largest office properties and retail centers, are used by numerous people daily. As a result, fires, earthquakes, floods, other natural disasters, defects and terrorist attacks can result in significant loss of life, and, to the extent we are held to have been negligent in connection with our management of the affected properties, we could incur significant financial liabilities and reputational harm.

The occurrence of natural disasters and terrorist attacks can also significantly increase the availability and/or cost of commercial insurance policies covering real estate, both for our own business and for those clients whose properties we manage and who may purchase their insurance through the insurance buying programs we make available to them.

There can be no assurance that the disaster recovery and crisis management procedures we employ will suffice in any particular situation to avoid a significant loss. Given that our staff is increasingly mobile and less reliant on physical presence in a Company office, our disaster recovery plans increasingly rely on the availability of the internet and mobile phone technology, so the disruption of those systems would likely affect our ability to recover from a crisis situation.

**CIVIL AND REGULATORY CLAIMS; LITIGATING DISPUTES IN DIFFERENT JURISDICTIONS.** Substantial civil legal liability or a significant regulatory action against the Firm could have a material adverse financial effect or cause us significant reputational harm, which in turn could seriously harm our business prospects. Many legal systems, including in the United States, do not make it easy to recover legal fees from plaintiffs that file cases we consider frivolous, so the costs to us of defending such cases can be substantial even if we prevail.

While we maintain commercial insurance in an amount we believe is appropriate, we also maintain a significant level of self-insurance for the liabilities we may incur. Although we place our commercial insurance with only highly-rated companies, the value of otherwise valid claims we hold under insurance policies may become uncollectible due to the insolvency of the applicable insurance company. The global economic downturn has made insurance companies less stable financially and has therefore increased the risk of their creditworthiness to us as some of the most prominent insurers have experienced downgrades in their financial ratings. The quality of ratings provided by outside rating agencies has also generally been called into question in connection with the global financial crisis, which may increase the risk of relying on these ratings when we conduct due diligence on the credit-quality of insurance companies. The global nature of our business means that there are fewer insurance companies that can adequately service our account, so we do not have a significant number of alternative providers in case we are unable to continue to place coverage with one of our existing insurers. Additionally the claims we have can be complex and insurance companies can prove difficult or bureaucratic in resolving claims, which may result in payments to us being delayed or reduced or that we must litigate in order to enforce an insurance policy claim.

Because any disputes we have with third parties, or any government regulatory matters, must generally be adjudicated within the jurisdiction in which the dispute arose, our ability to resolve our disputes successfully depends on the local laws that apply and the operation of the local judicial system, the timeliness, quality, transparency, integrity and sophistication of which varies widely from one jurisdiction to the next. Our geographic diversity therefore may expose us to disputes in certain jurisdictions that could be challenging to resolve efficiently and/or effectively, particularly as there appears to be a tendency toward more litigation in emerging markets, where the rule of law is less reliable and legal systems are less mature and transparent. It may also be more difficult to collect receivables from clients who do not pay their bills in certain jurisdictions, since resorting to the judicial system in certain countries may not be an effective alternative given the delays and costs involved.

**Internal Operational Risk Factors**

**CONCENTRATIONS OF BUSINESS WITH CORPORATE CLIENTS CAUSES INCREASED CREDIT RISK AND GREATER IMPACT FROM THE LOSS OF CERTAIN CLIENTS.** While our client base remains highly diversified across industries and geographies, we do value the expansion of business relationships with individual corporate clients and the increased efficiency and economics (both to our clients and our Firm) that can result from developing repeat business from the same client and from performing an increasingly broad range of services for the same client. At the same time, having increasingly large and concentrated clients also can lead to greater or more concentrated risks of loss if, among other possibilities, such a client (1) experiences its own financial problems, which can lead to larger individual credit risks, (2) becomes bankrupt or insolvent, which can lead to our failure to be paid for services we have previously provided or funds we have previously advanced, (3) decides to reduce its operations or its real estate facilities, (4) makes a change in its real estate strategy, such as no longer outsourcing its real estate operations, (5) decides to change its providers of real estate services or (6) merges with another corporation or otherwise undergoes a change of control, which may result in new management taking over with a different real estate philosophy or in different relationships with other real estate providers. Additionally, increasingly large clients may, and sometimes do, attempt to leverage the extent of their relationships with us during the course of contract negotiations or in connection with disputes or potential litigation.

The global economic downturn has increased these risks as it has created significant financial distress (which in some cases led to bankruptcy or insolvency) for many organizations, including ones that are clients of ours. Some of our largest clients include companies in the financial services industry, such as commercial banks, investment banks and insurance companies, and companies in the auto industry, which have been and will likely continue to be significantly impacted by the current global economic downturn and the reactions to it by governments, regulatory agencies, lenders and customers.

**CONTRACTUAL LIABILITIES AS PRINCIPAL AND FOR WARRANTED PRICING.** We may, on behalf of our clients, hire and supervise third-party contractors to provide construction, engineering and various other services for our managed properties or the properties we are developing. Depending upon the terms of our contracts with clients (which, for example, may place us in the position of a principal rather than an agent) or responsibilities we assume or are legally deemed to have assumed in the course of a client engagement (whether or not memorialized in a contract), we may be subjected to, or become liable for, claims for construction defects, negligent performance of work or other similar actions by third parties we do not control.

Adverse outcomes of property management disputes or litigation could negatively impact our business, operating results and/or financial condition, particularly if we have not limited in our contracts the extent of damages to which we may be liable for the consequences of our actions, or if our liabilities exceed the amounts of the commercial third-party insurance that we carry. Moreover, our clients may seek to hold us accountable for the actions of contractors because of our role as property manager even if we have technically disclaimed liability as a legal matter, in which case we may be pressured to participate in a financial settlement for purposes of preserving the client relationship.

Acting as a principal may also mean that we pay a contractor before we have been reimbursed by the client, which exposes us to additional risks of collection from the client in the event of an intervening bankruptcy or insolvency of the client. The reverse can occur as well, where a contractor we have paid files bankruptcy or commits fraud with the funds before completing a project for which we have paid it in part or in full.

As part of our project management business, we may enter into agreements with clients that provide for a warranted or guaranteed cost for a project that we manage. In these situations, we are responsible for managing the various other contractors required for a project, including general contractors, in order to ensure that the cost of a project does not exceed the contract price and that the project is completed on time. In the event that one of the other contractors on the project does not or cannot perform as a result of bankruptcy or for some other reason, we may be responsible for any cost overruns as well as the consequences for late delivery.

The global economic downturn has increased the chances that these risks will be realized, and we have experienced credit-related problems at a higher level than in the past with vendors and contractors due to their increased financial instability.

**PERFORMANCE UNDER CLIENT CONTRACTS; REVENUE RECOGNITION; SCOPE CREEP; RISING COST OF INSURANCE RESULTING FROM NEGLIGENCE CLAIMS.** We generally provide services to our clients under contracts, and in certain cases we are subject to regulatory and/or fiduciary obligations (which may relate to, among other matters, the decisions we may make on behalf of a client with respect to managing assets on its behalf or purchasing products or services from third parties or other divisions within our Firm). Our services may involve handling substantial amounts of client funds in connection with managing their properties. They may also involve complicated and high-profile transactions which involve significant amounts of money. We face legal and reputational risks in the event we do not perform, or are perceived to have not performed, under those contracts or in accordance with those regulations or obligations, or in the event we are negligent in the handling of client funds or in the way in which we have delivered our professional services. We have certain business lines, such as valuations and lease administration, where the size of the transactions we handle are much greater than the fees we generate from them, as the result of which the consequences of errors that lead to damages can be disproportionately large in the event our contractual protections or our insurance coverage are inadequate to protect us fully.

The precautions we take to prevent these types of occurrences, which represent a significant commitment of corporate resources, may nevertheless not be effective in all cases. Unexpected costs or delays could make our client contracts or engagements less profitable than anticipated. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could have an adverse effect on profit margins.

In the event that we perform services for clients without executing appropriate contractual documentation, we may be unable to realize our full compensation potential or recognize revenue for accounting purposes, and we may not be able to effectively limit our liability in the event of client disputes. If we perform services for clients that are beyond, or different from, what were contemplated in contracts (known as "scope creep"), we may not be fully reimbursed for the services provided, or our potential liability in the case of a negligence claim may not have been as limited as it normally would have been or may be unclear.

If we make a large insurance claim on our professional indemnity policy due to a situation involving our negligence, we would expect subsequent premiums to increase materially, the size of deductibles we are required to retain may increase substantially and the availability of future coverage could be negatively impacted.

**CO-INVESTMENT, INVESTMENT, MERCHANT BANKING AND REAL ESTATE INVESTMENT BANKING ACTIVITIES SUBJECT US TO REAL ESTATE INVESTMENT RISKS AND POTENTIAL LIABILITIES.** An important part of our investment strategy includes investing in real estate, both individually and along with our money management clients. In order to remain competitive with well-capitalized financial services firms, we may also make merchant banking investments, as the result of which we may use Firm capital to acquire properties before the related investment management funds have been established or investment commitments received from third-party clients. A strategy that we have not pursued vigorously due to the disruptions in the markets but that still has potential is to further engage in certain real estate investment banking activities in which we, either solely or with one or more joint venture partners, would employ capital to assist our clients in maximizing the value of their real estate (for example, we might acquire a property from a client that wishes to dispose of it within a certain time frame, after which we would market it for sale as the principal and therefore assume any related market risk). We also have business lines that have as part of their strategy the acquisition, development, management and sale of real estate. Investing in any of these types of situations exposes us to a number of risks that could have a material adverse effect on our business, results of operations and/or financial condition. Although our investment activities were substantially curtailed during 2008 and 2009 and so far into 2010 as the result of the worldwide credit crisis and economic downturn, we do anticipate that these strategies will ultimately re-emerge as the markets stabilize.

Investing in real estate for the above reasons poses the following risks:

- We may lose some or all of the capital that we invest if the investments perform poorly. Real estate investments can perform poorly as the result of many factors outside of our control, including the general reduction in asset values within a particular geography or asset class. Starting in 2007 and continuing through 2009, for example, real estate prices in many markets throughout the world declined generally as the result of the significant tightening of the credit markets and the effects of recessionary economies and significant unemployment. In 2009, we recognized impairment charges of $51 million representing our equity share of impairment charges against individual assets in which we hold co-investments.
- We will have fluctuations in earnings and cash flow as we recognize gains or losses, and receive cash, upon the disposition of investments, the timing of which is geared toward the benefit of our clients.
- We generally hold our investments in real estate through subsidiaries with limited liability; however, in certain circumstances, it is possible that this limited exposure may be expanded in the future based upon, among other things, changes in applicable laws or the application of existing or new laws. To the extent this occurs, our liability could exceed the amount we have invested.

- We make co-investments in real estate in many countries, and this presents risks as described above in "External Market Risk Factors." Without limitation, this may include changes to tax treaties, tax policy, foreign investment policy or other local legislative changes that may adversely affect the performance of our co-investments. The global economic downturn increases the chances of significant changes in government policies generally, the effects of which are inherently difficult to predict.
- We generally make co-investments in the local currency of the country in which the investment asset exists and we will therefore be subject to the risks described below under "Currency Restrictions and Exchange Rate Fluctuations."

**CORPORATE CONFLICTS OF INTEREST.** All providers of professional services to clients, including our Firm, must manage potential conflicts of interest that may arise, principally where the primary duty of loyalty owed to one client is somehow potentially weakened or compromised by a relationship also maintained with another client or third party. Corporate conflicts of interest arise in the context of the services we provide as a firm to our different clients. Personal conflicts of interest on the part of our employees are separately considered as issues within the context of our Code of Business Ethics. The failure or inability of the Firm to identify, disclose and resolve potential conflicts of interest in a significant situation could have a material adverse effect on our business, operating results and/or financial condition.

An example of a potential conflict of interest situation is that in the ordinary course of its business, LaSalle Investment Management hires property managers for its investment properties held on behalf of clients, in which case it may hire Jones Lang LaSalle to provide such services or it may hire a firm that is a competitor of Jones Lang LaSalle. In the event it retains Jones Lang LaSalle, it may appear to have a conflict of interest with respect to the selection. As a fiduciary with respect to its client funds, LaSalle Investment Management acts independently of Jones Lang LaSalle in these situations and follows certain internal procedures so that in each situation it selects the service provider that can best represent the interests of the investment management client or fund.

Another example is that in certain countries, based upon applicable regulations and local market dynamics, we have established joint ventures or other arrangements with insurance brokers through which insurance coverage is offered to clients, tenants in buildings we manage and vendors to those buildings. In any case, although we fully disclose our arrangements and do not require anyone to use the insurance services, Jones Lang LaSalle has a financial interest in the placement of insurance with such third parties and therefore we may be deemed to have certain conflicts of interest in those situations.

After reductions in the market values of the underlying properties, firms engaged in the business of providing valuations are inherently subject to a higher risk of claims with respect to conflicts of interest based on the circumstances of valuations they previously issued. Regardless of the ultimate merits of these claims, the allegations themselves can cause reputational damage and can be expensive to defend in terms of counsel fees and otherwise.

**CLIENT DUE DILIGENCE.** There are circumstances where the conduct or identity of our clients could cause us reputational damage or financial harm or could lead to our non-compliance with certain laws, as the result of which there could be a material adverse effect on our business, operating results and/or financial condition. An example would be the attempt by a client to "launder" funds through its relationship with us, namely to disguise the illegal source of funds that are put into otherwise legitimate real estate investments. Another example is inadvertently doing business with a client that has been listed on one of the "prohibited persons" lists now published by many countries around the world.

Our efforts to evaluate clients before doing business with them in order not to do business with a prohibited party and to avoid attempts to launder money or otherwise to exploit their relationship with us may not be successful in all situations since compliance for a business such as ours is very complex and also since we take a risk-based approach to the procedures we have employed. Additionally, it is not always possible to accurately determine the ultimate owners or control persons within our clients' organizations or other entities with which we do business, particularly if they are actively attempting to hide such information from regulatory authorities. We may therefore unknowingly be doing business with entities that are otherwise involved in illegal activities that do not involve us or that are ultimately controlled by persons with whom engaging in business has been prohibited by applicable regulatory authorities.

**BURDEN OF COMPLYING WITH MULTIPLE AND POTENTIALLY CONFLICTING LAWS AND REGULATIONS AND DEALING WITH CHANGES IN LEGAL AND REGULATORY REQUIREMENTS.** We face a broad range of legal and regulatory environments in the countries in which we do business. Coordinating our activities to deal with these requirements presents significant challenges. As an example, in the United Kingdom, the Financial Services Authority (FSA) regulates the conduct of investment businesses and the Royal Institute of Chartered Surveyors (RICS) regulates the profession of Chartered Surveyors, which is the professional qualification required for certain of the services we provide in the United Kingdom, through upholding standards of competence and conduct. As another example, various activities of LaSalle Investment Management associated with raising capital and offering investment funds are regulated in the United States by the Securities and Exchange Commission (SEC) and in other countries by similar securities regulatory authorities. As a publicly traded company, we are subject to various corporate governance and other requirements established by statute, pursuant to SEC regulations and under the rules of the New York Stock Exchange. Additionally, changes in legal and regulatory requirements can impact our ability to engage in business in certain jurisdictions or increase the cost of doing so. The legal requirements of U.S. statutes may also conflict with local legal requirements in a particular country, as, for example, when anonymous hotlines required under U.S. law were construed to conflict in part with French privacy laws.

Identifying the regulations with which we must comply and then complying with them are complex activities in our circumstances and may not be successful in all situations, as the result of which we could be subject to regulatory actions and fines for non-compliance. The global economic crisis has resulted in an unusual level of government and legislative activities, which we expect will continue into the future and which exacerbates these risks.

Changes in administrations, such as those occurring in the United States at the beginning of 2009, may result in significant changes in enforcement priorities with respect to employment, health and safety, tax, securities disclosure and other regulations, which in turn could negatively affect our business.

**LICENSING REQUIREMENTS.** The brokerage of real estate sales and leasing transactions, property management, conducting valuations, trading in securities for clients and the operation of the investment advisory business, among other business lines, require us to maintain licenses in various jurisdictions in which we operate. If we fail to maintain our licenses or conduct brokerage, management, valuations, investment advisory or other regulated activities without a license, we may be required to pay fines or return commissions received or have licenses suspended. Our acquisition activity increases these risks because we must successfully transfer licenses of the acquired entities and their staff, as appropriate. Licensing requirements may also preclude us from engaging in certain types of transactions or change the way in which we conduct business or the cost of doing so. In addition, because the size and scope of real estate sales transactions and the number of countries in which we operate or invest have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous licensing regimes and the possible loss resulting from noncompliance have increased. Recent highly publicized accounting and investment management frauds that have occurred in various businesses and countries during the last two years may result in significant changes in regulations that may affect our business.

Furthermore, the laws and regulations applicable to our business, both in the United States and in foreign countries, also may change in ways that materially increase the costs of compliance. Particularly in emerging markets, there can be relatively less transparency around the standards and conditions under which licenses are granted, maintained or renewed, and it may be difficult to defend against the arbitrary revocation of a license in a jurisdiction where the rule of law is less well developed.

As a licensed real estate service provider and advisor in various jurisdictions, we and our licensed employees may be subject to various due diligence, disclosure, standard-of-care, anti-money laundering and other obligations in the jurisdictions in which we operate. Failure to fulfill these obligations could subject us to litigation from parties who purchased, sold or leased properties we brokered or managed or who invested in our funds. We could become subject to claims by participants in real estate sales or other services claiming that we did not fulfill our obligations as a service provider or broker (including, for example, with respect to conflicts of interests where we are acting, or are perceived to be acting, for two or more clients with potentially contrary interests).

**COMPUTER AND INFORMATION SYSTEMS.** Our business is highly dependent on our ability to process transactions across numerous and diverse markets in many currencies. If any of our financial, accounting, human resources or other data processing, e-mail, client accounting, funds processing or electronic information management systems do not operate properly or are disabled (including as the result of computer viruses, problems with the internet or sabotage), we could suffer a disruption of our businesses, liability to clients, loss of client data, regulatory intervention or reputational damage. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including disruptions of electrical or communications services, disruptions caused by natural disasters, political instability or terrorist attacks, or our inability to occupy one or more of our buildings. As we outsource significant portions of our IT functions to third-party providers, we bear the risk of having somewhat less direct control over the manner and quality of performance than we would if done by our own employees.

The development of new software systems used to operate one or more aspects of our business, particularly on a customized basis or in order to coordinate or consolidate financial, human resources or other types of infrastructure data reporting, client accounting or funds processing is complicated and may result in costs that we cannot recoup in the event of the failure to complete a planned software development. A new software system that has defects may cause reputational issues and client or employee dissatisfaction, with business lost as a result. The acquisition or development of software systems is often dependent to one degree or another on the quality, ability and/or financial stability of one or more third-party vendors, over which we may not have control beyond the rights we negotiate in our contracts. Different privacy policies from one country to the next (or across a region such as the European Union) may restrict our ability to share or collect data on a global basis, and this may limit the utility of otherwise available technology.

The Firm has been implementing significant new financial, human resources, client relationship management, payables processing, securities management and trading and intranet software systems on a worldwide basis, and is in the process of transitioning various significant processes to these new systems. This implementation is complex and involves continuously evolving processes. If the Firm does not implement these new systems effectively, or if any of the new systems does not operate as intended, the effectiveness of the Firm's financial reporting or internal controls could be materially and adversely affected.

Our business is also dependent, in part, on our ability to deliver to our clients the efficiencies and convenience afforded by technology. The effort to gain technological expertise and develop or acquire new technologies requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors do, we could lose market share. We are increasingly dependent on the internet and intranet technology to disseminate critical business information publicly and also to our employees internally. In the event of technology failure, or our inability to maintain robust platforms, we risk competitive disadvantage.

**RISKS INHERENT IN MAKING ACQUISITIONS.** We did not make any material new acquisitions during 2009 due to the significant market disruptions and uncertainties that all businesses experienced. However, we have made in the past, and anticipate that we may make in the future, acquisitions of businesses or business lines.

Acquisitions subject us to a number of significant risks, any of which may prevent us from realizing the anticipated benefits or synergies of the acquisition. The integration of companies is a complex and time-consuming process that could significantly disrupt the businesses of Jones Lang LaSalle and the acquired company. The challenges involved in integration and realizing the benefits of an acquisition include:

- Diversion of management attention and financial resources from existing operations;
- Difficulties in integrating cultures, compensation structures, operations, existing contracts, accounting processes and methodologies, and realizing the anticipated synergies of the combined businesses;
- Inability to retain the management, key personnel and other employees of the acquired business;
- Inability to retain clients of the acquired business;
- Exposure to legal, environmental, employment, ethical and other types of claims for activities of the acquired business prior to acquisition, including those that may not have been adequately identified during the pre-acquisition due diligence investigation or those which the legal documentation associated with the transaction did not successfully terminate or transfer;
- Addition of business lines in which we have not previously engaged (for example, general contractor services for "ground-up" construction development projects);
- Inability to effectively integrate the acquired business and its employees, or to successfully integrate merged operations in a timely or complete manner; and
- Potential impairment of intangible assets, which could adversely affect our reported results.

Our failure to meet the challenges involved in successfully integrating our operations with those of another company or otherwise to realize any of the anticipated benefits of an acquisition could harm our business, results of operations and financial condition. Additionally, the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the consideration payable for the acquisition or other resources to another opportunity.

**ENVIRONMENTAL LIABILITIES AND REGULATIONS; CLIMATE CHANGE RISKS.** The Firm's operations are affected by federal, state and/or local environmental laws in the countries in which we maintain office space for our own operations and where we manage properties for clients. We may face liability with respect to environmental issues occurring at properties that we manage or occupy, or in which we invest. Various laws and regulations restrict the levels of certain substances that may be discharged into the environment by properties or they may impose liability on current or previous real estate owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. We may face costs or liabilities under these laws as a result of our role as an on-site property manager or a manager of construction projects. Our risks for such liabilities may increase as we expand our services to include more industrial and/or manufacturing facilities than has been the case in the past. In addition, we may face liability if such laws are applied to expand our limited liability with respect to our co-investments in real estate as discussed above.

Given that the Firm's own operations are generally conducted within leased office building space, we do not currently anticipate that regulations restricting the emissions of "greenhouse gases," or taxes that may be imposed on their release, would result in material costs or capital expenditures, although we cannot be certain about the extent to which such regulations will develop as there are higher levels of understanding and commitments by different governments around the world regarding the risks of climate change and how they should be mitigated.

**ABILITY TO PROTECT INTELLECTUAL PROPERTY; INFRINGEMENT OF THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS.** Our business depends, in part, on our ability to identify and protect proprietary information and other intellectual property (such as our service marks, client lists and information, and business methods). Existing laws of some countries in which we provide or intend to provide services (or the extent to which their laws are enforced) may offer only limited protections of our intellectual property rights. We rely on a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements, and on patent, copyright and trademark laws to protect our intellectual property rights. Our inability to detect unauthorized use (for example, by former employees) or take appropriate or timely steps to enforce our intellectual property rights may have an adverse effect on our business. These risks may be enhanced due to increased employee redundancies that result from the economic downturn.

We cannot be sure that the intellectual property that we may use in the course of operating our business or the services we offer to clients do not infringe on the rights of third parties, and we may have infringement claims asserted against us or against our clients. These claims may harm our reputation, cost us money and prevent us from offering some services.

Confidential intellectual property is increasingly stored or carried on mobile devices, such as laptop computers, which makes inadvertent disclosure more of a risk in the event the mobile devices are lost or stolen and the information has not been adequately safeguarded or encrypted.

**ABILITY TO CONTINUE TO MAINTAIN SATISFACTORY INTERNAL FINANCIAL REPORTING CONTROLS AND PROCEDURES.** If we are not able to continue to successfully implement the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002, our reputation, financial results and the market price of our stock could suffer. Our accounting can be complex and requires that management make judgments with respect to revenue recognition, acquisitions and other aspects of our business. While we believe that we have adequate internal financial reporting control procedures in place, we may be exposed to potential risks from this legislation, which requires companies to evaluate their internal controls and have their controls attested to by their independent auditors on an annual basis. We have evaluated our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls over financial reporting as required for purposes of this Annual Report on Form 10-K for the year ended December 31, 2009. However, there can be no assurance that we will continue to receive a positive attestation in future years, particularly since standards continue to evolve and are not necessarily being applied consistently from one auditing firm to another. If we identify one or more material weaknesses in our internal controls in the future that we cannot remediate in a timely fashion, we may be unable to receive a positive attestation at some time in the future from our independent auditors with respect to our internal controls over financial reporting.

**Financial Risk Factors**

**WE MAY HAVE INDEBTEDNESS WITH FIXED OR VARIABLE INTEREST RATES AND CERTAIN COVENANTS WITH WHICH WE MUST COMPLY.** We currently have the ability to borrow, from a syndicate of lenders, up to $850 million on an unsecured revolving credit facility and a term loan agreement (together the "Facilities"), with capacity to borrow up to an additional $58.9 million under local overdraft facilities. At December 31, 2009, we had $175.0 million of unsecured indebtedness from the Facilities, all from our term loan facility, and $23.0 million outstanding on local overdraft facilities. Our average outstanding borrowings under the Facilities were $493.3 million during 2009 at an effective interest rate of 3.7%.

Our outstanding borrowings fluctuate during the year primarily due to varying working capital requirements. For example, payment of annual incentive compensation represents a significant working capital requirement commanding increased borrowings in the first half of the year, while historically the Firm's seasonal earnings pattern provides more cash flow in the second half of the year. To the extent we continue our acquisition activities in the future, the level of our indebtedness could increase materially if we use the Facilities to fund such purchases.

The terms of the Facilities contain a number of covenants that could restrict our flexibility to finance future operations or capital needs, or to engage in other business activities that may be in our best interest. The debt covenants limit our ability, among other things, to:

- Encumber or dispose of assets;
- Incur additional indebtedness;
- Make investments;
- Make capital expenditures;
- Increase dividends; and
- Engage in acquisitions.

In addition, the Facilities require that we maintain a consolidated net worth of at least $1.1 billion and a leverage ratio not exceeding 3.75 to 1 through March 2011, at which point the maximum allowable leverage decreases to 3.50 to 1 through September 2011, and 3.25 to 1 thereafter. We must also maintain a minimum cash interest coverage ratio of 2.0 to 1.

If we are unable to make required payments under the Facilities or if we breach any of the debt covenants, we will be in default under the terms of the Facilities. A default under the Facilities could cause acceleration of repayment of outstanding amounts as well as defaults under other existing and future debt obligations.

**VOLATILITY IN LASALLE INVESTMENT MANAGEMENT INCENTIVE FEE REVENUE.** LaSalle Investment Management's portfolio is of sufficient size to periodically generate large incentive fees and equity losses and gains that significantly influence our earnings and the changes in earnings from one year to the next. Volatility in this component of our earnings is inevitable due to the nature of this aspect of our business, and the amount of incentive fees or equity gains or losses we may recognize in future quarters is inherently unpredictable and relates to market dynamics in effect at the time. The speed with which the real estate markets worldwide turned from positive to negative starting in 2007 and continuing through 2009 is a further indication of the volatility to which we are subject and over which we have no control. In the case of our commingled funds, underlying market conditions, particular decisions regarding the acquisition and disposition of fund assets, and the specifics of the client mandate will determine the timing and size of incentive fees from one fund to another. For separate accounts, where asset management is ongoing, we also may earn incentive fees at periodic agreed-upon measurement dates, and they may be related to performance relative to specified real-estate indices (such as that published by the National Council of Real Estate Investment Fiduciaries (NCREIF)).

While LaSalle Investment Management has focused over the past several years on developing more predictable annuity-type revenue, incentive fees should continue to be an important part of our revenue and earnings once real estate markets recover from the current significant downturn. As a result, the volatility described above should be expected to continue. For example, in 2006, we recognized one very significant incentive fee from the long-term performance of a separate account where we have ongoing portfolio management. This incentive fee was payable only once every four years and was calculated based on the account's performance above a real rate of return so long as the account's performance has exceeded a NCREIF-based index. Given the extraordinary fall in asset prices that many markets have experienced starting in 2007, our incentive fees have fallen significantly and are likely to continue to decrease in the near future. These declines may be partially offset by our ability to take advantage of lower asset prices as we make new investments, although predicting with any confidence how all of these complicated factors will ultimately affect our future results is problematic.

Where incentive fees on a given transaction or portfolio are particularly large, certain clients have attempted to renegotiate fees even though contractually obligated to pay them, and we expect this to occur from time to time in the future. Our efforts to collect our fees in these situations may lead to significant legal fees and/or significant delays in collection due to extended negotiations, arbitration or litigation, or may result in negotiated reductions in fees that take into account the future value of the relationship.

**VOLATILITY IN HOTELS AND CAPITAL MARKETS FEES.** We have business lines other than LaSalle Investment Management that also generate fees based on the timing, size and pricing of closed transactions and these fees may significantly contribute to our earnings and to changes in earnings from one quarter or year to the next. For example, in 2007 our Hotels business generated one very substantial fee from the sale of a large portfolio of hotels on behalf of a particular client. Volatility in this component of our earnings is inevitable due to the nature of these businesses and the amount of the fees we will recognize in future quarters is inherently unpredictable, even more so due to significant negative market changes worldwide that surfaced during 2007 and continued through 2009.

**LASALLE INVESTMENT MANAGEMENT BANKING AND CLIENT RELATIONSHIPS.** Although not highly leveraged by general industry standards, the investment funds that LaSalle Investment Management operates in the ordinary course of business borrow money from a variety of institutional lenders. The loans typically are secured by liens on specific investment properties but are otherwise non-recourse. As the result of the global financial crisis, the values of specific properties may now be less than the amount of the outstanding loan on the property, which may give the lender the right to foreclose on the property, in which case the equity invested by the fund may now be without value. These situations are typically addressed on a case-by-case basis and, because we generally maintain good relationships with our lenders, can sometimes be successfully renegotiated so that we remain in control of the property which gives additional time for values to recover.

Clients of LaSalle Investment Management that have open commitments to provide additional investments and that have come under stress due to the financial downturn may become financially unable to honor their commitments or may seek to renegotiate the terms of their commitments or the fees that they pay, and they may attempt to leverage their willingness to make future commitments in order to do so.

Within a difficult economic environment, raising new funds takes longer and may be less successful as current and prospective clients may be less able or willing to commit new funds to real estate investments, which are inherently less liquid than many competing investments. Additionally, certain clients may decide to manage all or a portion of their real estate investments with internal resources rather than hiring outside investment managers.

**CURRENCY RESTRICTIONS AND EXCHANGE RATE FLUCTUATIONS.** We produce positive flows of cash in various countries and currencies that can be most effectively used to fund operations in other countries or to repay our indebtedness, which is currently primarily denominated in U.S. dollars. We face restrictions in certain countries that limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies. We also face risks associated with fluctuations in currency exchange rates that may lead to a decline in the value of the funds produced in certain jurisdictions.

Additionally, although we operate globally, we report our results in U.S. dollars, and thus our reported results may be positively or negatively impacted by the strengthening or weakening of currencies against the U.S. dollar. As an example, the euro and the pound sterling, each a currency used in a significant portion of our operations, have fluctuated significantly in recent years. For the year ended December 31, 2009, 45% of our revenue was attributable to operations with U.S. dollars as their functional currency, and 55% was attributable to operations having other functional currencies. In addition to the potential negative impact on reported earnings, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of the reported results of operations.

We are authorized to use currency-hedging instruments, including foreign currency forward contracts, purchased currency options and borrowings in foreign currency. There can be no assurance that such hedging will be economically effective. We do not use hedging instruments for speculative purposes.

As currency forward and option contracts are generally conducted off-exchange or over-the-counter ("OTC"), many of the safeguards accorded to participants on organized exchanges, such as the performance guarantee of an exchange clearing house, are generally unavailable in connection with OTC transactions. In addition, there can be no guarantee that the counterparty will fulfill its obligations under the contractual agreement, especially in the event of a bankruptcy or insolvency of the counterparty, which would effectively leave us unhedged.

The following table sets forth the revenue derived from our most significant currencies on a revenue basis ($ in millions):

| | 2009 | 2008 |
|---|---|---|
| United States dollar | $1,128.6 | 1,131.8 |
| Euro | 373.5 | 480.7 |
| British pound | 260.0 | 344.0 |
| Australian dollar | 163.5 | 160.2 |
| Singapore dollar | 118.7 | 130.4 |
| Japanese yen | 102.9 | 92.7 |
| Hong Kong dollar | 75.6 | 83.1 |
| Other currencies | 257.9 | 274.7 |
| | $2,480.7 | 2,697.6 |

In 2008 and 2009, many of the most significant governments worldwide enacted economic stimulus measures of various types. It is inherently difficult to predict how and when these measures will affect the relative values of currencies and in any event we anticipate significant continuing volatility in currency exchange rates.

**GREATER DIFFICULTY IN COLLECTING ACCOUNTS RECEIVABLE IN CERTAIN COUNTRIES AND REGIONS.** We face challenges in our ability to efficiently and/or effectively collect accounts receivable in certain countries and regions. For example, various countries have underdeveloped insolvency laws, and clients often are slow to pay. In some countries, clients typically tend to delay payments, reflecting a different business culture over which we do not necessarily have any control. Less-developed countries may have very lengthy or difficult judicial processes that can make collections through the court system more problematic than they would otherwise be.

Additionally, the increasing weakness in the global economy has put additional financial stress on clients and landlords (who sometimes are the parties that pay our commissions where we have placed a tenant representation client into their buildings). This in turn has negatively impacted our ability to collect our receivables fully or in a timely manner. We cannot be sure that the procedures we use to identify and rectify slowly paid receivables, and to protect ourselves against the insolvencies or bankruptcies of clients, landlords and other third parties with which we do business, which may involve placing liens or properties or litigating, will be effective in all cases. We expect that 2010 will continue to be an unusually challenging business environment in which to collect receivables.

**INCREASING FINANCIAL RISK OF COUNTERPARTIES, INCLUDING REFINANCING RISK.** The unprecedented disruptions and dynamic changes in the financial markets, and particularly insofar as they have led to major changes in the status and creditworthiness of some of the world's largest banks, investment banks and insurance companies, among others, have generally increased the counterparty risk to us from a financial standpoint, including with respect to (1) obtaining new credit commitments from lenders, (2) refinancing credit commitments or loans that have terminated or matured according to their terms (including funds sponsored by our investment management subsidiary which use leverage in the ordinary course of their investment activities), (3) placing insurance, (4) engaging in hedging transactions and (5) maintaining cash deposits or other investments, both our own and those we hold for the benefit of clients, which are generally much larger than the maximum amount of government-sponsored deposit insurance in effect for a particular account.

We generally attempt to conduct business with only the highest quality and most well-known counterparties, but there can be no assurance (1) that our efforts to evaluate their creditworthiness will be effective in all cases (particularly as the quality of credit ratings provided by the nationally recognized rating agencies has been called into question), (2) that we will always be able to obtain the full benefit of the financial commitments made to us by lenders, insurance companies, hedging counterparties or other organizations with which we do business or (3) that we will always be able to refinance existing indebtedness (or commitments to provide indebtedness) which has matured by its terms, including funds sponsored by our investment management subsidiary.

Additionally, the ability of government regulatory authorities to adequately monitor and regulate banks, investment banks, securities firms and insurance companies has also been significantly called into question during the current downturn (for example, in identifying and preventing "pyramid schemes," "bubbles" in different asset classes and other potential systemic failures in a timely fashion), as the result of which the overall risk of unforeseeable financial loss from engaging in business with ostensibly regulated counterparties has increased.

**POTENTIALLY ADVERSE TAX CONSEQUENCES; CHANGES IN TAX LEGISLATION AND TAX RATES.** Moving funds between countries can produce adverse tax consequences in the countries from which and to which funds are transferred, as well as in other countries, such as the United States, in which we have operations. Additionally, as our operations are global, we face challenges in effectively gaining a tax benefit for costs incurred in one country that benefit our operations in other countries.

Changes in tax legislation or tax rates may occur in one or more jurisdictions in which we operate that may materially increase the cost of operating our business. This includes the potential for significant legislative policy change in the taxation objectives with respect to the income of multinational corporations, as has recently been the subject of policy debate and proposals in the United States and the United Kingdom. Although we are uncertain as to the ultimate results, or what the effects will be on our businesses in particular, it is possible that some governments will make significant changes to their tax policies as part of their responses to their weakened economies.

**THE CHARTER AND THE BYLAWS OF JONES LANG LASALLE, OR THE MARYLAND GENERAL CORPORATION LAW, COULD DELAY, DEFER OR PREVENT A CHANGE OF CONTROL.** The charter and bylaws of Jones Lang LaSalle include provisions that may discourage, delay, defer or prevent a takeover attempt that may be in the best interest of Jones Lang LaSalle shareholders and may adversely affect the market price of our common stock.

The charter and bylaws provide for:

- The ability of the board of directors to establish one or more classes and series of capital stock including the ability to issue up to 10,000,000 shares of preferred stock, and to determine the price, rights, preferences and privileges of such capital stock without any further shareholder approval;

- A requirement that any shareholder action taken without a meeting be pursuant to unanimous written consent; and

- Certain advance notice procedures for Jones Lang LaSalle shareholders nominating candidates for election to the Jones Lang LaSalle board of directors.

Under the Maryland General Corporate Law (the "MGCL"), certain "Business Combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Shareholder") or an affiliate of the Interested Shareholder are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such Business Combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (2) 66 2/3% of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Shareholder with whom the Business Combination is to be effected, unless, among other things, the corporation's shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. Pursuant to the MGCL, these provisions also do not apply to Business Combinations approved or exempted by the board of directors of the corporation prior to the time that the Interested Shareholder becomes an Interested Shareholder.

**Human Resources Risk Factors, Including From Non-Employees**

**DIFFICULTIES AND COSTS OF STAFFING AND MANAGING INTERNATIONAL OPERATIONS.** The coordination and management of international operations pose additional costs and difficulties. We must manage operations in many time zones and that involve people with language and cultural differences. Our success depends on finding and retaining people capable of dealing with these challenges effectively, who will represent the Firm with the highest levels of integrity and who will communicate and cooperate well with colleagues and clients across multiple geographies. If we are unable to attract and retain qualified personnel, or to successfully plan for succession of employees holding key management positions, our growth may be limited, and our business and operating results could suffer.

Among the challenges we face in retaining our people is maintaining a compensation system that rewards them consistent with local market practices and with our profitability, which can be especially difficult where competitors may be attempting to gain market share by aggressively attempting to hire our best people at rates of compensation that are well above the current market level. We also face the possibility that firms in other industries that recover before real estate will be able to increase compensation sooner than we can, which may make them more attractive employers for top talent. Another continuing challenge we have is to maintain compensation systems that align financial incentives with our strategic goals as an organization and the business and ethics behaviors we want to drive among our people, while at the same time not create incentives to engage in overly risky business pursuits or behaviors.

We have committed resources to effectively coordinate our business activities around the world to meet our clients' needs, whether they are local, regional or global. We also consistently attempt to enhance the establishment, organization and communication of corporate policies, particularly where we determine that the nature of our business poses the greatest risk of noncompliance. The failure of our people to carry out their responsibilities in accordance with our client contracts, our corporate and operating policies, or our standard operating procedures, or their negligence in doing so, could result in liability to clients or other third parties, which could have a material adverse effect on our business, operating results and/or financial condition. This is true not only with respect to individuals we employ directly, but also individuals who work for third party vendors whom we hire on behalf of clients, especially where we are acting in a principal capacity.

The worldwide credit crisis and economic recession have caused us to restructure certain parts of our business in order to size them properly relative to levels of business activity we expect in the markets in which we compete. These activities present additional risks to the business. When addressing staffing in connection with a restructuring of our organization or a downturn in economic conditions or activity, we must take into account the employment laws of the countries in which actions are contemplated. In some cases, this can result in significant costs, time delays in implementing headcount reductions and, potentially, litigation regarding allegedly improper employment practices.

**NONCOMPLIANCE WITH POLICIES; COMMUNICATIONS AND ENFORCEMENT OF OUR POLICIES AND OUR CODE OF BUSINESS ETHICS.** The geographic and cultural diversity in our organization makes it more challenging to communicate the importance of adherence to our Code of Business Ethics and our Vendor Code of Conduct, to monitor and enforce compliance with its provisions on a worldwide basis, and to ensure local compliance with U.S. laws that apply globally, such as the Foreign Corrupt Practices Act, the Patriot Act and the Sarbanes-Oxley Act of 2002.

Breaches of our Code of Business Ethics, particularly by our executive management, could have a material adverse effect on our business, reputation, operating results and/or financial condition. Breaches of our Vendor Code of Conduct by vendors whom we retain as a principal for client engagements can also lead to significant losses to clients from financial liabilities that might result.

**EMPLOYEE, VENDOR AND THIRD-PARTY MISCONDUCT.** Like any business, we run the risk that employee fraud or other misconduct could occur. In a company such as ours with more than 36,600 employees, it is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee misconduct, including fraud, can cause significant financial or reputational harm to any business, from which full recovery cannot be assured. We also may not have insurance that covers any losses in full or that covers losses from particular criminal acts.

Because we often hire third-party vendors to perform services for our own account or for clients, we are also subject to the consequences of fraud or misconduct by employees of our vendors, which also can result in significant financial or reputational harm (even if we have been adequately protected from a legal standpoint). We have instituted a Vendor Code of Conduct, which is published in multiple languages on our public Web site, and which is intended to communicate to our vendors the standards of conduct we expect them to uphold.

Anecdotally, the risk that the Company will be the victim of fraud, both from employees and third parties, is generally thought to increase during times of general economic stress such as we are now experiencing. An example of a third-party fraud would be attempts to draw on bank accounts by way of forged checks or by corporate identity theft, both of which we have increasingly experienced in the past year as attempts but without financial loss.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

## ITEM 2. PROPERTIES

Our principal corporate holding company headquarters are located at 200 East Randolph Drive, Chicago, Illinois, where we currently occupy over 165,000 square feet of office space pursuant to a lease that expires in February 2016. Our regional headquarters for our Americas, EMEA and Asia Pacific businesses are located in Chicago, London and Singapore, respectively. We have 180 corporate offices worldwide located in most major cities and metropolitan areas as follows: 64 offices in 7 countries in the Americas (including 55 in the United States), 60 offices in 24 countries in EMEA and 56 offices in 13 countries in Asia Pacific. Our offices are each leased pursuant to agreements with terms ranging from month-to-month to 10 years. In addition, we have on-site property and corporate offices located throughout the world. On-site property management offices are generally located within properties that we manage and are provided to us without cost.

## ITEM 3. LEGAL PROCEEDINGS

The Company has contingent liabilities from various pending claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages that are substantial in amount. Many of these matters are covered by insurance (including insurance provided through a captive insurance company), although they may nevertheless be subject to large deductibles or retentions, and the amounts being claimed may exceed the available insurance. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the ultimate resolution of such claims and litigation will not have a material adverse effect on our financial position, results of operations or liquidity.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of Jones Lang LaSalle's shareholders during the fourth quarter of 2009.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock is listed for trading on the New York Stock Exchange under the symbol "JLL."

As of February 12, 2010, there were 53,621 beneficial holders of our Common Stock.

The following table sets forth the high and low daily closing prices of our Common Stock as reported on the New York Stock Exchange.

| | HIGH | LOW |
|---|---|---|
| **2009** | | |
| Fourth Quarter | $61.57 | $43.87 |
| Third Quarter | $54.51 | $29.55 |
| Second Quarter | $39.13 | $24.57 |
| First Quarter | $31.64 | $16.94 |
| **2008** | | |
| Fourth Quarter | $40.49 | $19.18 |
| Third Quarter | $62.86 | $38.57 |
| Second Quarter | $90.19 | $59.91 |
| First Quarter | $81.43 | $60.57 |

**Dividends**

On December 15, 2009 we paid a semi-annual dividend of $0.10 per share of our common stock to holders of record at the close of business on November 13, 2009. The Company also paid a cash dividend of $0.10 per share of its common stock on June 15, 2009 to holders of record at the close of business on May 15, 2009. At the Company's discretion, a dividend-equivalent in the same amount was also paid simultaneously on outstanding but unvested restricted stock units granted under the Company's Stock Award and Incentive Plan. There can be no assurance that future dividends will be declared since the actual declaration of future dividends and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors.

**Transfer Agent**

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310

**Equity Compensation Plan Information**

For information regarding our equity compensation plans, including both shareholder approved plans and plans not approved by shareholders, see Item 12. Security Ownership of Certain Beneficial Owners and Management.

**Comparison of Cumulative Total Return**

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN AMONG JONES LANG LASALLE INCORPORATED, THE S&P 500 INDEX AND A PEER GROUP**

The following graph compares the cumulative 5-year total return to shareholders on Jones Lang LaSalle Incorporated's common stock relative to the cumulative total returns of the S&P 500 index, and a customized peer group of two companies that includes: Grubb & Ellis Company and CB Richard Ellis Group Inc. The graph assumes that the value of the investment in the Company's common stock, in the peer group, and the index (including reinvestment of dividends) was $100 on December 31, 2004 and tracks it through December 31, 2009.



$350
$300
$250
$200
$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09


Jones Lang LaSalle   S&P 500   Peer Group

| | December 31st | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
| Jones Lang LaSalle | $100 | 135 | 249 | 194 | 77 | 169 |
| S&P 500 | 100 | 105 | 121 | 128 | 81 | 102 |
| Peer Group | 100 | 179 | 295 | 191 | 38 | 119 |

**Share Repurchases**

No shares were repurchased in 2009 under our share repurchase programs.

## ITEM 6. SELECTED FINANCIAL DATA (UNAUDITED)

The following table sets forth our summary historical consolidated financial data. The information should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

| | | | | YEAR ENDED DECEMBER 31, | |
|---|---|---|---|---|---|
| (IN THOUSANDS, EXCEPT SHARE DATA) | **2009** | 2008 | 2007 | 2006 | 2005 |
| Statement of Operations Data: | | | | | |
| Revenue | $ 2,480,736 | 2,697,586 | 2,652,075 | 2,013,578 | 1,390,610 |
| Operating income | 116,404 | 151,463 | 342,320 | 244,079 | 131,751 |
| Interest expense, net of interest income | 55,018 | 30,568 | 13,064 | 14,254 | 3,999 |
| Gain on sale of investments | — | — | 6,129 | — | — |
| Equity in (losses) earnings from real estate ventures | (58,867) | (5,462) | 12,216 | 9,221 | 12,156 |
| Income before provision for income taxes and minority interest | 2,519 | 115,433 | 347,601 | 239,046 | 139,908 |
| Provision for income taxes | 5,677 | 28,743 | 87,595 | 63,825 | 36,236 |
| Net (loss) income | (3,158) | 86,690 | 260,006 | 175,221 | 103,672 |
| Net income attributable to noncontrolling interest | 437 | 1,807 | 2,174 | — | — |
| Net (loss) income before cumulative effect of change in accounting principle | (3,595) | 84,883 | 257,832 | 175,221 | 103,672 |
| Cumulative effect of change in accounting principle, net of tax [1] | — | — | — | 1,180 | — |
| Net (loss) income attributable to the Company | (3,595) | 84,883 | 257,832 | 176,401 | 103,672 |
| Dividends on unvested common stock, net of tax | 514 | 1,368 | 1,342 | 1,057 | 385 |
| Net (loss) income available to common shareholders | $ (4,109) | 83,515 | 256,490 | 175,344 | 103,287 |
| Basic (loss) earnings per common share before cumulative effect of change in accounting principle and dividends on unvested common stock | $ (0.09) | 2.56 | 8.05 | 5.50 | 3.30 |
| Cumulative effect of change in accounting principle, net of tax [1] | — | — | — | 0.03 | — |
| Dividends on unvested common stock, net of tax | (0.02) | (0.04) | (0.04) | (0.03) | (0.01) |
| Basic (loss) earnings per common share | $ (0.11) | 2.52 | 8.01 | 5.50 | 3.29 |
| Basic weighted average shares outstanding | 38,543,087 | 33,098,228 | 32,021,380 | 31,872,112 | 31,383,828 |
| Diluted (loss) earnings per common share before cumulative effect of change in accounting principle and dividends on unvested common stock | $ (0.09) | 2.48 | 7.68 | 5.24 | 3.13 |
| Cumulative effect of change in accounting principle, net of tax [1] | — | — | — | 0.03 | — |
| Dividends on unvested common stock, net of tax | (0.02) | (0.04) | (0.04) | (0.03) | (0.01) |
| Diluted (loss) earnings per common share | $ (0.11) | 2.44 | 7.64 | 5.24 | 3.12 |
| Diluted weighted average shares outstanding | 38,543,087 | 34,205,120 | 33,577,927 | 33,447,939 | 33,109,261 |

(1) The cumulative effect of change in accounting principle in 2006 is the result of our adoption of SFAS 123R "Share Based Payment," now ASC Topic 718, "Compensation—Stock Compensation," on January 1, 2006. As a result of the adoption, we credited $1.2 million to the income statement, as the cumulative effect of a change in accounting principle, which represented the expense recognized in prior years on shares we expected to be forfeited prior to their vesting date.

| (IN THOUSANDS, EXCEPT SHARE DATA) | YEAR ENDED DECEMBER 31, 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Other Data: | | | | | |
| EBITDA (2) | $ 139,921 | 233,410 | 412,729 | 302,387 | 177,358 |
| Ratio of earnings to fixed charges (3) | 1.69X | 2.74X | 8.32X | 7.20X | 6.68X |
| Cash flows provided by (used in): | | | | | |
| Operating activities | $ 250,554 | 33,365 | 409,418 | 377,703 | 120,636 |
| Investing activities | (109,932) | (494,864) | (258,502) | (306,360) | (61,034) |
| Financing activities | $ (117,252) | 428,812 | (122,948) | (49,389) | (61,087) |
| Assets under management (4) | $39,900,000 | 46,200,000 | 49,700,000 | 40,600,000 | 29,800,000 |
| Total square feet under management | 1,569,000 | 1,353,000 | 1,235,000 | 1,024,000 | 903,000 |
| Balance Sheet Data: | | | | | |
| Cash and cash equivalents | $ 69,263 | 45,893 | 78,580 | 50,612 | 28,658 |
| Total assets | 3,096,933 | 3,077,025 | 2,291,874 | 1,729,948 | 1,144,769 |
| Total debt (5) | 198,399 | 508,512 | 43,590 | 50,136 | 44,708 |
| Total liabilities | 1,714,319 | 2,005,220 | 1,273,069 | 979,568 | 608,766 |
| Total shareholders' equity | $ 1,378,929 | 1,067,682 | 1,010,533 | 750,380 | 536,003 |

(2) EBITDA represents earnings before interest expense, net of interest income, income taxes, depreciation and amortization. Although EBITDA is a non-GAAP financial measure, it is used extensively by management and is useful to investors and lenders as one of the primary metrics for evaluating operating performance and liquidity. The firm believes that EBITDA is an indicator of ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. EBITDA also is used in the calculations of certain covenants related to our revolving credit facility. However, EBITDA should not be considered as an alternative either to net income (loss) or net cash provided by operating activities, both of which are determined in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Because EBITDA is not calculated under U.S. GAAP, our EBITDA may not be comparable to similarly titled measures used by other companies.

Below is a reconciliation of our EBITDA to net (loss) income ($ in thousands):

| | YEAR ENDED DECEMBER 31 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Net (loss) income | $ (4,109) | 83,515 | 256,490 | 175,344 | 103,287 |
| Interest expense, net of interest income | 55,018 | 30,568 | 13,064 | 14,254 | 3,999 |
| Provision for income taxes | 5,677 | 28,743 | 87,595 | 63,825 | 36,236 |
| Depreciation and amortization | 83,335 | 90,584 | 55,580 | 48,964 | 33,836 |
| EBITDA | $139,921 | 233,410 | 412,729 | 302,387 | 177,358 |

Below is a reconciliation of our EBITDA to net cash provided by operating activities, the most comparable cash flow measure on the statements of cash flows ($ in thousands):

| | YEAR ENDED DECEMBER 31 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Net cash provided by operating activities | $ 250,554 | 33,365 | 409,418 | 377,703 | 120,636 |
| Interest expense, net of interest income | 55,018 | 30,568 | 13,064 | 14,254 | 3,999 |
| Provision for income taxes | 5,677 | 28,743 | 87,595 | 63,825 | 36,236 |
| Change in working capital and non-cash expenses | (171,328) | 140,734 | (97,348) | (153,395) | 16,487 |
| EBITDA | $ 139,921 | 233,410 | 412,729 | 302,387 | 177,358 |

(3) For purposes of computing the ratio of earnings to fixed charges, "earnings" represents net earnings before income taxes, and certain adjustments for activity relative to equity earnings, plus fixed charges, less capitalized interest. Fixed charges consist of interest expense, including amortization of debt discount and financing costs, capitalized interest and one-third of rental expense, which we believe is representative of the interest component of rental expense. The ratio of earnings to fixed charges reported in previous years has been restated to conform with the current calculation of this ratio.

(4) Assets under management represent the aggregate fair market value or cost basis (where an appraisal is not available) of assets managed by our Investment Management segment. Asset under management data for separate account and fund management amounts are reported based on a one quarter lag and all other data is reported as of the end of the periods reflected.

(5) Total debt includes long-term borrowing under our revolving facility and term loan (together the "Facilities"), and short-term borrowing, primarily local overdraft facilities.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our Selected Financial Data and Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Form 10-K. The following discussion and analysis contains certain forward-looking statements generally identified by the words anticipates, believes, estimates, expects, plans, intends and other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Jones Lang LaSalle's actual results, performance, achievements, plans and objectives to be materially different from any future results, performance, achievements, plans and objectives expressed or implied by such forward-looking statements. See the Cautionary Note Regarding Forward-Looking Statements after Part IV, Item 15. Exhibits and Financial Statement Schedules.

We present our Management's Discussion and Analysis in six sections, as follows:

(1) An executive summary of our business and industry trends,

(2) A summary of our critical accounting policies and estimates,

(3) Certain items affecting the comparability of results and certain market and other risks that we face,

(4) The results of our operations, first on a consolidated basis and then for each of our business segments,

(5) Consolidated cash flows, and

(6) Liquidity and capital resources.

### EXECUTIVE SUMMARY

Jones Lang LaSalle provides comprehensive integrated real estate and investment management expertise on a local, regional and global level to owner, occupier and investor clients. We are an industry leader in property and corporate facility management services, with a portfolio of approximately 1.6 billion square feet worldwide. We deliver our array of real estate services product offerings across a balance of three of our geographic business segments: (i) the Americas, (ii) Europe, Middle East and Africa ("EMEA"), and (iii) Asia Pacific. Our fourth business segment, LaSalle Investment Management, a member of the Jones Lang LaSalle group, is one of the world's largest and most diversified real estate investment management firms, with approximately $40 billion of assets under management across the globe.

In 2009, we generated revenue of $2.5 billion across our four business segments diversified among euros, British pounds, Australian dollars, Singapore dollars, Japanese yen, Hong Kong dollars, and a variety of other currencies in addition to U.S. dollars. We also took aggressive but targeted cost actions throughout the year to align the size of our business and our costs in the face of the continued worldwide economic downturn. In the midst of this challenging environment, we continued to perform for clients while protecting our businesses, market positions and top talent. With the pace of recovery differing across global markets, we plan to capture emerging opportunities by leveraging our leading market positions and maintaining our focus on managing costs.

Our range of real estate services includes:

- Agency leasing
- Space acquisition and disposition (tenant representation)
- Property management
- Facilities management/outsourcing
- Project and development management
- Valuations
- Consulting
- Capital markets
- Real estate investment banking and merchant banking
- Brokerage of properties
- Corporate finance
- Hotel advisory
- Energy and sustainability services
- Value recovery and receivership services
- Investment management

We offer these services locally, regionally and globally to real estate investors and occupiers for a variety of property types, including offices, hotels, industrial, retail, multi-family residential, hospitals, critical environments and data centers, sports facilities, cultural institutions and transportation centers. Individual regions and markets focus on different property types depending on local requirements and market conditions.

We work for a broad range of clients that represent a wide variety of industries and are based in markets throughout the world. Our clients vary greatly in size and include for-profit and not-for-profit entities of all kinds, public-private partnerships and governmental (public sector) entities. Increasingly, we are offering services to smaller middle-market companies that are looking to outsource real estate services. We provide real estate investment management services on a global basis for both public and private assets through our LaSalle Investment Management subsidiary. Our integrated global business model, industry-leading research capabilities, client relationship management focus, consistent worldwide service delivery and strong brand are among the attributes that enhance our services.

See Item 1. Business for additional information on the services we provide.

The following industry trends have impacted and are expected to impact the direction and execution of our strategies and our results of operations in the future:

**ECONOMIC CONDITIONS AND CREDIT RESTRICTIONS.** The general decline of the global economy and severe restrictions on credit have significantly impacted global real estate markets. Beginning in the second half of 2007, the well-publicized contraction in the overall availability of credit in the global financial markets significantly reduced the volume and pace of commercial real estate transactions and negatively impacted real estate pricing in many countries. At the end of 2009, global real estate markets appear to be stabilizing and we are beginning to see signs of recovery in some markets, although market conditions vary widely with some markets showing signs of growth and others showing signs of continued decline. In general, investment sales are showing signs of a recovery, while leasing markets driven by supply and demand fundamentals are still lagging. It is inherently difficult to make accurate predictions about real estate markets as they are impacted by multiple factors such as macro movements of the financial markets, including the stock, bond and derivatives markets.

**INCREASING DEMAND FOR GLOBAL SERVICES AND GLOBALIZATION OF CAPITAL FLOWS.** Many corporations based in countries around the world have pursued growth opportunities in international markets. Many are striving to control costs by outsourcing or offshoring non-core business activities. Both trends have increased the demand for global real estate services, including facilities management, tenant representation and leasing, property and energy management services. We believe that these trends will favor real estate service providers with the capability to provide services—and consistently high service levels—in multiple markets around the world. Additionally, real estate capital flows have become increasingly global, as more assets are marketed internationally and as more investors seek real estate investment opportunities beyond their own borders. This trend has created new markets for investment managers equipped to facilitate international real estate capital flows and execute cross-border real estate transactions. We have seen a recent slowdown in this type of activity but expect that it will grow again when financial markets recover.

**GROWTH OF OUTSOURCING.** In recent years, and on a global level, outsourcing of professional real estate services has increased substantially, as corporations have focused corporate resources, including capital, on core competencies. Large users of commercial real estate services continue to demonstrate a preference for working with single-source service providers able to operate across local, regional and global markets. The ability to offer a full range of services on this scale requires significant corporate infrastructure investment, including information technology and personnel training. Smaller regional and local real estate service firms, with limited resources, are less able to make such investments. In addition, public and other non-corporate users of real estate, including government agencies and health and educational institutions, have begun to outsource real estate activities as a means of reducing costs. As a result, we believe there are significant growth opportunities for firms like ours that can provide integrated real estate services across many geographic markets.

**ALIGNMENT OF INTERESTS OF INVESTORS AND INVESTMENT MANAGERS.** Institutional investors continue to allocate significant portions of their investment capital to real estate, and many investors have shown a desire to commit their capital to investment managers willing to co-invest their own funds in specific real estate investments or real estate funds. In addition, investors are increasingly requiring that fees paid to investment managers be more closely aligned with investment performance. As a result, we believe that investment managers with co-investment capital, such as LaSalle Investment Management, will have an advantage in attracting real estate investment capital. In addition, co-investment may bring the opportunity to provide additional services related to the acquisition, financing, property management, leasing and disposition of such investments.

## SUMMARY OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

An understanding of our accounting policies is necessary for a complete analysis of our results, financial position, liquidity and trends. The preparation of our financial statements requires management to make certain critical accounting estimates that impact the stated amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. These accounting estimates are based on management's judgment and we consider them to be critical because of their significance to the financial statements and the possibility that future events may differ from current judgments, or that the use of different assumptions could result in materially different estimates. We review these estimates on a periodic basis to ensure reasonableness. Although actual amounts likely differ from such estimated amounts, we believe such differences are not likely to be material.

**Revenue Recognition**
The SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB 104, provides guidance on the application of U.S. generally accepted accounting principles ("U.S. GAAP") to selected revenue recognition issues. Additionally, the FASB's Accounting Standards Codification ("ASC") Subtopic 605-25, "Multiple-Element Arrangements," provides guidance on the application of U.S. GAAP to revenue transactions with multiple deliverables.

We earn revenue from the following principal sources:

- **Transaction commissions;**
- **Advisory and management fees;**
- **Incentive fees;**
- **Project and development management fees; and**
- **Construction management fees.**

We recognize **transaction commissions** related to agency leasing services, capital markets services and tenant representation services as income when we provide the related service unless future contingencies exist. If future contingencies exist, we defer recognition of revenue until the respective contingencies have been satisfied.

We recognize **advisory and management fees** related to property management services, valuation services, corporate property services, consulting services and investment management as income in the period in which we perform the related services.

We recognize **incentive fees** based on the performance of underlying funds' investments, contractual benchmarks and other contractual formulas.

We recognize **project and development management fees and construction management fees** by applying the "percentage of completion" method of accounting. We use the efforts expended method to determine the extent of progress toward completion for project and development management fees and costs incurred to total estimated costs for construction management fees.

Certain contractual arrangements for services provide for the delivery of multiple services. We evaluate revenue recognition for each service to be rendered under these arrangements using criteria set forth in the ASC Subtopic 605-25, "Multiple-Element Arrangements." For services that meet the separability criteria, revenue is recognized separately. For services that do not meet these criteria, revenue is recognized on a combined basis.

**Gross vs. net basis**: We follow the guidance of ASC Subtopic 605-45, "Principal and Agent Considerations," when accounting for reimbursements received from clients. Accordingly, we have recorded these reimbursements as revenue in the income statement, as opposed to being shown as a reduction of expenses.

In certain of our businesses, primarily those involving management services, our clients reimburse us for expenses incurred on their behalf. We base the treatment of reimbursable expenses for financial reporting purposes upon the fee structure of the underlying contract. Accordingly, we report a contract that provides a fixed fee billing, fully inclusive of all personnel or other recoverable expenses incurred but not separately scheduled, on a **gross basis**. When accounting on a gross basis, our reported revenue includes the full billing to our client and our reported expenses include all costs associated with the client.

We account for a contract on a **net basis** when the fee structure is comprised of at least two distinct elements, namely a fixed management fee and a separate component that allows for scheduled reimbursable personnel or other expenses to be billed directly to the client. When accounting on a net basis, we include the fixed management fee in reported revenue and net the reimbursement against expenses.

We base this characterization on the following factors, which define us as an agent rather than a principal:

- The property owner or client, with ultimate approval rights relating to the employment and compensation of on-site personnel, and bearing all of the economic costs of such personnel, is determined to be the primary obligor in the arrangement;
- Reimbursement to Jones Lang LaSalle is generally completed simultaneously with payment of payroll or soon thereafter;
- Because the property owner is contractually obligated to fund all operating costs of the property from existing cash flow or direct funding from its building operating account, Jones Lang LaSalle bears little or no credit risk; and
- Jones Lang LaSalle generally earns no margin in the reimbursement aspect of the arrangement, obtaining reimbursement only for actual costs incurred.

Most of our service contracts use the latter structure and are accounted for on a net basis. We have always presented reimbursable contract costs on a net basis in accordance with U.S. GAAP. Such costs aggregated approximately $1.1 billion in each of 2009 and 2008 and $931 million in 2007. This treatment has no impact on operating income, net income or cash flows.

### Allowance for Uncollectible Accounts Receivable

We estimate the allowance necessary to provide for uncollectible accounts receivable. This estimate includes specific accounts for which payment has become unlikely. We also base this estimate on historical experience, combined with a careful review of current developments and with a strong focus on credit quality. The process by which we calculate the allowance begins in the individual business units where specific uncertain accounts are identified and reserved as part of an overall reserve that is formulaic and driven by the age profile of the receivables and our historic experience. These allowances are then reviewed on a quarterly basis by regional and global management to ensure they are appropriate. As part of this review, we develop a range of potential allowances on a consistent formulaic basis. We would normally expect the allowance to fall within this range. Our allowance for uncollectible accounts receivable as determined under this methodology was $37.0 million and $23.8 million at December 31, 2009 and 2008, respectively.

Over the past several years, we have focused on working capital management and, in particular, collecting our receivables in a more timely manner. However, the economic downturn and current market conditions have resulted in an increase in our bad debt expense in comparison to prior years. Bad debt expense was $28.2 million, $20.7 million, and $4.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The increase in bad debt reflects write-offs of specific accounts receivable determined to be uncollectible, as well as deterioration in the aging and expectations of collections of accounts receivable more generally. Also, companies have tightened their cash management practices in the face of the global economic downturn, causing our accounts receivable aging to deteriorate. Bad debt expense in each of our business segments has been impacted by these conditions and events. As our clients continue to be impacted by the global economic crisis, we may face a further inability to collect receivables fully or in a timely manner, though we also expect improvement in our ability to collect receivables fully and timely as global economic conditions improve.

We believe that we have an adequate reserve for our accounts receivables at December 31, 2009 for the current economic conditions and the credit quality of our clients, but significant changes in these estimates could significantly impact our bad debt expense.

### Investments in Real Estate Ventures

We invest in certain real estate ventures that own and operate commercial real estate. Typically, these are co-investments in funds that our Investment Management business establishes in the ordinary course of business for its clients. These investments include non-controlling ownership interests generally ranging from less than 1% to 48.78% of the respective ventures that we account for under the equity method of accounting due to the nature of our non-controlling ownership in the ventures.

For real estate limited partnerships in which the Company is a general partner, we apply the guidance set forth in ASC Subtopic 810-20, "Consolidations—Control of Partnerships and Similar Entities," in evaluating the control the Company has over the limited partnership. These entities are generally well-capitalized and grant the limited partners important rights, such as the right to replace the general partner without cause, to dissolve or liquidate the partnership, to approve the sale or refinancing of the principal partnership assets, or to approve the acquisition of principal partnership assets. We generally account for such general partner interests under the equity method.

For real estate limited partnerships in which the Company is a limited partner, the Company is a co-investment partner and has concluded that it does not have a controlling interest in these limited partnerships. When we have an asset advisory contract with the real estate limited partnership, the combination of our limited partner interest and the advisory agreement provides us with significant influence over the real estate limited partnership venture and accordingly, we account for such investments under the equity method. For investments in real estate ventures accounted for under the equity method, we maintain an investment account which is (1) increased by contributions made and by our share of net income of the real estate ventures, and (2) decreased by distributions received and by our share of net losses of the real estate ventures. Our share of each real estate venture's net income or loss, including gains and losses from capital transactions, is reflected in our consolidated statement of operations as "Equity in earnings (losses) from real estate ventures."

### Asset Impairments

Within the balances of property and equipment used in our business, we have computer equipment and software; leasehold improvements; furniture, fixtures and equipment; and automobiles. We have recorded goodwill and other identified intangibles from a series of acquisitions. We also invest in certain real estate ventures that own and operate commercial real estate. Typically, these are co-investments in funds that our Investment Management business establishes in the ordinary course of business for its clients. These investments include non-controlling ownership interests generally ranging from less than 1% to 48.78% of the respective ventures. We generally account for these interests under the equity method of accounting in the accompanying Consolidated Financial Statements due to the nature of our non-controlling ownership.

**Property and Equipment**—We review property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. If impairment exists due to the inability to recover the carrying value of an asset group, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value. We did not recognize an impairment loss related to property and equipment in 2009, 2008 or 2007.

**Goodwill**—We do not amortize goodwill, but instead evaluate goodwill for impairment at least annually. To accomplish this annual evaluation, in the third quarter of each year we determine the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill, to our reporting units as of the date of evaluation. We define reporting units as Americas IOS, EMEA IOS, Asia Pacific IOS and Investment Management. We then determine the fair value of each reporting unit based on a discounted cash flow methodology and compare it to the reporting unit's carrying value. The result of the 2009, 2008 and 2007 evaluations was that the fair value of each reporting unit exceeded its carrying amount, and therefore we did not recognize an impairment loss in any of those years.

In addition to our annual impairment evaluation, we evaluate whether events or circumstances have occurred in the period subsequent to our annual impairment testing which indicate that it is more likely than not an impairment loss has occurred. We updated the annual evaluation in the fourth quarter of 2009, noting that our market capitalization exceeded our book value by a significant margin as of December 31, 2009 and that our forecasts of EBITDA and cash flows to be generated by each of our reporting units appeared sufficient to support the book values of net assets of each of these reporting units. As a result, we did not change our conclusion that goodwill is not impaired. However, it is possible our determination that goodwill for a reporting unit is not impaired could change in the future if current economic conditions deteriorate or remain difficult for an extended period of time. We will continue to monitor the relationship between the Company's market capitalization and book value, as well as the ability of our reporting units to deliver current and projected EBITDA and cash flows sufficient to support the book values of the net assets of their respective businesses.

**Investments in Real Estate Ventures**—We review investments in real estate ventures on a quarterly basis for indications of whether we may not be able to recover the carrying value of the real estate assets underlying our investments in real estate ventures and whether our investment in these co-investments is other than temporarily impaired. When events or changes in circumstances indicate that the carrying amount of a real estate asset underlying one of our investments in real estate ventures may be impaired, we review the recoverability of the carrying amount of the real estate asset in comparison to an estimate of the future undiscounted cash flows expected to be generated by the underlying asset. When the carrying amount of the real estate asset is in excess of the future undiscounted cash flows, we use a discounted cash flow approach to determine the fair value of the asset in computing the amount of the impairment. We then record the portion of the impairment loss related to our investment in the reporting period. Additionally, we consider a number of factors, including our share of co-investment cash flows and the fair value of our co-investments, in determining whether or not our investment is other than temporarily impaired.

Equity losses included impairment charges of $51 million in 2009 and $6 million in 2008, representing our equity share of the impairment charges against individual assets held by our real estate ventures. No impairment charges were recognized in 2007. Declines in real estate markets in 2008 and 2009 adversely impacted our rental income assumptions and forecasted exit capitalization rates, resulting in our determination that certain real estate investments had become impaired. It is reasonably possible that if real estate values continue to decline, we may sustain additional impairment charges on our investments in real estate ventures in future periods.

**Income Taxes**

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We recognize into income the effect on deferred tax assets and liabilities of a change in tax rates in the period that includes the enactment date.

Because of the global and cross border nature of our business, our corporate tax position is complex. We generally provide for taxes in each tax jurisdiction in which we operate based on local tax regulations and rules. Such taxes are provided on net earnings and include the provision of taxes on substantively all differences between financial statement amounts and amounts used in tax returns, excluding certain non-deductible items and permanent differences.

Our global effective tax rate is sensitive to the complexity of our operations as well as to changes in the mix of our geographic profitability. Local statutory tax rates range from 10% to 42% in the countries in which we have significant operations. We evaluate our estimated effective tax rate on a quarterly basis to reflect forecast changes in:

(i) Our geographic mix of income;

(ii) Legislative actions on statutory tax rates;

(iii) The impact of tax planning to reduce losses in jurisdictions where we cannot recognize the tax benefit of those losses; and

(iv) Tax planning for jurisdictions affected by double taxation.

We continuously seek to develop and implement potential strategies and/or actions that would reduce our overall effective tax rate. We reflect the benefit from tax planning actions when we believe it is probable that they will be successful, which usually requires that certain actions have been initiated. We provide for the effects of income taxes on interim financial statements based on our estimate of the effective tax rate for the full year.

The effective tax rates for 2008 and 2007 were 24.9% and 25.2%, respectively, which reflected our continued disciplined management of our global tax position. Our effective tax rate in 2009 was unusual due in part to Income before income taxes and noncontrolling interest approaching zero, resulting in a particularly low denominator for the effective tax rate calculation, and is not representative of the effective tax rate we expect to achieve on a long-term basis.

Based on our historical experience and future business plans, we do not expect to repatriate our foreign source earnings to the United States. As a result, we have not provided deferred taxes on such earnings or the difference between tax rates in the United States and the various international jurisdictions where we earn such amounts. Further, there are various limitations on our ability to utilize foreign tax credits on such earnings when we repatriate them. As such, we may incur taxes in the United States upon repatriation without credits for foreign taxes paid on such earnings.

We have established valuation allowances against deferred tax assets where expected future taxable income does not support their probable realization. We formally assess the likelihood of being able to utilize current tax losses in the future on a country-by-country basis, with the determination of each quarter's income tax provision; and we establish or increase valuation allowances upon specific indications that the carrying value of a tax asset may not be recoverable, or alternatively we reduce valuation allowances upon specific indications that the carrying value of the tax asset is more likely than not recoverable or upon the implementation of tax planning strategies allowing an asset we previously determined not realizable to be viewed as realizable. The table below summarizes certain information regarding the gross deferred tax assets and valuation allowance for the past three years ($ in millions):

| | DECEMBER 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| Gross deferred tax assets | $316.6 | 233.0 | 147.6 |
| Valuation allowance | 40.0 | 22.0 | 2.5 |

The increase in gross deferred tax assets over the last three years was the result of increases in the amount of expense accruals not yet deductible, incurred tax loss carryovers, and impairment reserves on our real estate co-investments. Similarly, the increase in valuation allowance was the result of increases in incurred tax loss carryovers of certain international subsidiaries and in impairment reserves on our real estate co-investments.

We evaluate our segment operating performance before tax, and do not consider it meaningful to allocate tax by segment. Estimations and judgments relevant to the determination of tax expense, assets and liabilities require analysis of the tax environment and the future profitability, for tax purposes, of local statutory legal entities rather than business segments. Our statutory legal entity structure generally does not mirror the way that we organize, manage and report our business operations. For example, the same legal entity may include both Investment Management and IOS businesses in a particular country.

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. As a result of the implementation of FIN 48, we did not recognize any adjustment to our retained earnings or any change to our liability for unrecognized tax benefits. At December 31, 2009 the amount of unrecognized tax benefits was $89.0 million.

Included in the balance of unrecognized tax benefits at December 31, 2009 are $49.2 million of tax benefits which, if recognized, would only impact the effective tax rate to the extent the recognized amounts change in a subsequent period as a result of new information or ultimate settlement.

The Company believes it is reasonably possible that $58.7 million of gross unrecognized tax benefits will be settled within twelve months after December 31, 2009. This may occur due to the conclusion of an examination by tax authorities. The Company further expects that the amount of unrecognized tax benefits will continue to change as the result of ongoing operations, the outcomes of audits, and the passing of statutes of limitations. We do not expect this change to have a significant impact on the results of operations or the financial position of the Company. The Company does not believe that it has material tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

**Incentive Compensation**

An important part of our overall compensation package is incentive compensation, which we typically pay to our employees in the first or second quarter of the year after it is earned. Certain employees are eligible to receive a portion of their annual incentive compensation in the form of restricted stock units of our common stock under programs in which the restricted units vest over periods of up to 64 months from the date of grant. Under each program, we amortize related compensation cost to expense over the service period.

The most significant of these programs under which we grant restricted stock units has been our stock ownership program. We increase incentive compensation deferred under the stock ownership program by 20% when determining the value of restricted stock units we grant. These restricted units vest in two parts: 50% at 18 months and 50% at 30 months, in each case from the date of grant (namely, vesting periods start in January of the year following that for which the bonus was earned). The service period over which the related compensation cost is amortized to expense consists of the 12 months of the year to which payment of the restricted stock relates, plus the periods over which the stock vests. Given that we do not finalize individual incentive compensation awards until after year-end, we must estimate the portions of the overall incentive compensation pools that will qualify for these programs. Estimations factor in the performance of the Company and individual business units, together with the target bonuses for qualified individuals.

We determine and announce incentive compensation in the first quarter of the year following that to which the incentive compensation relates, at which point we true-up the estimated stock ownership program deferral and related amortization. The table below sets forth certain information regarding the stock ownership program ($ in millions, except employee data):

| | YEAR ENDED DECEMBER 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| Number of employees eligible for the restricted stock programs | 1,800 | 1,600 | 1,500 |
| Deferral of compensation under the current year stock ownership program | $ (13.4) | (25.3) | (39.9) |
| 20% enhancement of deferred compensation | (2.7) | (5.1) | (8.0) |
| Change in estimated deferred compensation in the first quarter of the following year | N/A | 1.2 | 1.0 |
| Total deferred compensation | $ (16.1) | (29.2) | (46.9) |
| Compensation expense recognized with regard to the current year stock ownership program | $ 5.4 | 9.8 | 15.4 |
| Compensation expense recognized with regard to prior year stock ownership programs | 21.8 | 20.5 | 25.0 |
| Total stock ownership program compensation expense | $ 27.2 | 30.3 | 40.4 |

Beginning in 2010, we have made changes to our stock ownership program that will reduce the number of employees eligible to participate. We made this change in order to reduce the overall number of restricted stock units we grant for incentive compensation and to increase the number of restricted stock units available to grant for retention and hiring purposes.

**Self-Insurance Programs**

In our Americas business, and in common with many other American companies, we have chosen to retain certain risks regarding health insurance and workers' compensation rather than purchase third-party insurance. Estimating our exposure to such risks involves subjective judgments about future developments. We supplement our traditional global insurance program by the use of a captive insurance company to provide professional indemnity and employment practices insurance on a "claims made" basis. As professional indemnity claims can be complex and take a number of years to resolve, we are required to estimate the ultimate cost of claims.

- Health Insurance—We self-insure our health benefits for all U.S.-based employees, although we purchase stop loss coverage on an annual basis to limit our exposure. We self-insure because we believe that on the basis of our historic claims experience, the demographics of our workforce and trends in the health insurance industry, we incur reduced expense by self-insuring our health benefits as opposed to purchasing health insurance through a third party. We estimate our likely full-year health costs at the beginning of the year and expense this cost on a straight-line basis throughout the year. In the fourth quarter, we estimate the required reserve for unpaid health costs required at year-end.

  Given the nature of medical claims, it may take up to 24 months for claims to be processed and recorded. The reserve balance for the 2009 program is $6.9 million at December 31, 2009.

  The table below sets out certain information related to the cost of the health insurance program for the years ended December 31, 2009, 2008 and 2007 ($ in millions):

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Expense to Company | $24.4 | 18.7 | 14.8 |
| Employee contributions | 6.1 | 4.7 | 3.8 |
| Adjustment to prior year reserve | (0.2) | (2.1) | (1.5) |
| Total program cost | $30.3 | 21.3 | 17.1 |

- Workers' Compensation Insurance—Given the historical experience that our workforce has had fewer injuries than is normal for our industry, we have been self-insured for workers' compensation insurance for a number of years. We purchase stop loss coverage to limit our exposure to large, individual claims. On a periodic basis we accrue using various state rates based on job classifications. On an annual basis in the third quarter, we engage in a comprehensive analysis to develop a range of potential exposure, and considering actual experience, we reserve within that range. We accrue the estimated adjustment to income for the differences between this estimate and our reserve. The credits taken to income for the years ended December 31, 2009, 2008 and 2007 were $6.1 million, $4.3 million, and $5.2 million, respectively.

The table below sets out the range and our actual reserve for the past three years ($ in millions):

| | MAXIMUM RESERVE | MINIMUM RESERVE | ACTUAL RESERVE |
|---|---|---|---|
| December 31, 2009 | $14.2 | 13.1 | 14.2 |
| December 31, 2008 | 12.1 | 11.3 | 12.1 |
| December 31, 2007 | 9.8 | 9.2 | 9.8 |

Given the uncertain nature of claim reporting and settlement patterns associated with workers' compensation insurance, we have accrued at the higher end of the range.

- Captive Insurance Company—In order to better manage our global insurance program and support our risk management efforts, we supplement our traditional insurance program by the use of a wholly-owned captive insurance company to provide professional indemnity and employment practice liability insurance coverage on a "claims made" basis. The level of risk retained by our captive is up to $2.5 million per claim (dependent upon location) and up to $12.5 million in the aggregate. The reserves for professional indemnity claims facilitated through our captive insurance company, which relate to multiple years, were $5.7 million and $6.2 million, net of receivables from third party insurers, as of December 31, 2009 and 2008, respectively.

Professional indemnity insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim reserves developed through periodic reviews of the circumstances of individual claims, as well as reserves against current year exposures on the basis of our historic loss ratio. The increase in the level of risk retained by the captive means we would expect that the amount and the volatility of our estimate of reserves will be increased over time. With respect to the consolidated financial statements, when a potential loss event occurs, management estimates the ultimate cost of the claims and accrues the related cost when probable and estimable.

The table below provides details of the year-end reserves, which can relate to multiple years, that we have established as of ($ in millions):

| | RESERVE AT YEAR-END |
|---|---|
| December 31, 2009 | $5.7 |
| December 31, 2008 | 6.2 |
| December 31, 2007 | 7.1 |

## NEW ACCOUNTING STANDARDS

**Codification of FASB Accounting Standards**

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 168, "The FASB Accounting Standards Codification™ ("ASC") and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162." Under the provisions of SFAS 168, the ASC is established as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. In the FASB's view, the issuance of SFAS 168 and the ASC does not change GAAP for SEC registrants. The ASC became the exclusive authoritative reference for use in the Company's consolidated financial statements beginning with the periods ended September 30, 2009.

**Business Combinations**

In December 2007, the FASB issued SFAS 141(revised), "Business Combinations" ("SFAS 141(R)"). The provisions of SFAS 141(R), now embedded within ASC Topic 805, "Business Combinations," change how we record in our consolidated financial statements identifiable assets acquired and the liabilities assumed in business combinations. This accounting standard requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires expensing of most transaction and restructuring costs. ASC Topic 805 principally applies prospectively to business combinations for which the acquisition date is after December 31, 2008, and the impact of its application on our consolidated financial statements will depend on the contract terms of any business combinations we may complete in the future.

**Noncontrolling Interests**

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51." SFAS 160, now ASC Section 810-10-65, requires reporting entities to present noncontrolling (minority) interests as equity (as opposed to a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. We applied the provisions of this standard prospectively starting January 1, 2009, and its adoption did not have a material impact on our consolidated financial statements.

**Subsequent Events**
In May 2009, the FASB issued SFAS 165, "Subsequent Events." SFAS 165, now ASC Topic 855, establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued. This standard, now effective, requires recognition in the financial statements of the effect of all subsequent events that provide additional evidence about conditions that existed at the balance sheet date, and disclosures of the date through which subsequent events have been evaluated.

**Consolidation of Variable Interest Entities**
In June 2009, the FASB issued SFAS 167, "Amendments to FASB Interpretation ("FIN") No. 46(R)." SFAS 167 amends FIN 46(R) to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. The analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both (i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and (ii) the obligation to absorb losses of, or the right to receive benefits from, the variable interest entity that could potentially be significant to the entity. SFAS 167 also amends guidance in FIN 46(R) (i) for determining when an entity is a variable interest entity, including an additional reconsideration event for such determinations, (ii) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity, (iii) to eliminate the quantitative approach previously required for determining the primary beneficiary, and (iv) to enhance disclosures regarding an enterprise's involvement in a variable interest entity. SFAS 167 will be effective for the Company as of January 1, 2010. We do not believe that the adoption of SFAS 167 will have a material impact on our consolidated financial statements.

## ITEMS AFFECTING COMPARABILITY

**Macroeconomic Conditions**
Our results of operations and the variability of these results are significantly influenced by macroeconomic trends, the global and regional real estate markets and the financial and credit markets. Recent restrictions on credit and the general decline of the global economy have significantly impacted the global real estate market and our results of operations. These trends have had, and we expect to continue to have, a significant impact on the variability of our results of operations.

**LaSalle Investment Management Revenue**
Our investment management business is in part compensated through the receipt of incentive fees where performance of underlying funds' investments exceeds agreed-to benchmark levels. Depending upon performance and the contractual timing of measurement periods with clients, these fees can be significant and vary substantially from period to period.

"Equity in earnings (losses) from real estate ventures" may also vary substantially from period to period for a variety of reasons, including as a result of: (i) impairment charges, (ii) realized gains on asset dispositions or (iii) incentive fees recorded as equity earnings. The timing of recognition of these items may impact comparability between quarters, in any one year, or compared to a prior year.

The comparability of these items can be seen in Note 3 of the Notes to Consolidated Financial Statements and is discussed further in Segment Operating Results included herein.

**Transactional-Based Revenue**
Transactional-based services for real estate investment banking, capital markets activities and other transactional-based services within our Investor and Occupier Services businesses increase the variability of the revenue we receive that relate to the size and timing of our clients' transactions. In 2008 and 2009, Capital Market transactions decreased significantly due to deteriorating economic conditions and the global credit crisis. The timing and the magnitude of these fees can vary significantly from year to year and quarter to quarter.

**Foreign Currency**
We conduct business using a variety of currencies but we report our results in U.S. dollars, as a result of which the volatility of currencies against the U.S. dollar may positively or negatively impact our results. This volatility can make it more difficult to perform period-to-period comparisons of the reported U.S. dollar results of operations, as such results demonstrate a growth or decline rate that might not have been consistent with the real underlying growth or decline rate in the local operations. As a result, we provide information about the impact of foreign currencies in the period-to-period comparisons of the reported results of operations in our discussion and analysis of financial condition in the Results of Operations section below.

## MARKET RISKS

### Market Risk

The principal market risks (namely, the risk of loss arising from adverse changes in market rates and prices) we face are:

- Interest rates on our credit facilities; and
- Foreign exchange risks

In the normal course of business, we manage these risks through a variety of strategies, including hedging transactions using various derivative financial instruments such as foreign currency forward contracts. We enter into derivative instruments with high credit-quality counterparties and diversify our positions across such counterparties in order to reduce our exposure to credit losses. We do not enter into derivative transactions for trading or speculative purposes.

**Interest Rates**

We centrally manage our debt, considering investment opportunities and risks, tax consequences and overall financing strategies. We are primarily exposed to interest rate risk on our credit facilities, including our revolving multi-currency credit facility and our term loan facility (together the "Facilities"), which are available for working capital, investments, capital expenditures and acquisitions. Our average outstanding borrowings under the Facilities were $493.3 million during 2009 and the effective interest rate was 3.7%. As of December 31, 2009, we had $175.0 million outstanding under the Facilities. The Facilities bear a variable rate of interest based on market rates. The interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower the overall borrowing costs. To achieve this objective, in the past we have entered into derivative financial instruments such as interest rate swap agreements when appropriate and we may do so in the future. We entered into no such agreements in the prior three years and we had no such agreements outstanding at December 31, 2009.

**Foreign Exchange**

Foreign exchange risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. Our revenue outside of the United States totaled 55% and 58% of our total revenue for 2009 and 2008, respectively. Operating in international markets means that we are exposed to movements in foreign exchange rates, most significantly by the euro (15% of revenue for 2009) and the British pound (10% of revenue for 2009).

We mitigate our foreign currency exchange risk principally by establishing local operations in the markets we serve and invoicing customers in the same currency as the source of the costs; that is, the impact of translating expenses incurred in foreign currencies back into U.S. dollars tends to offset the impact of translating revenues earned in foreign currencies back into U.S. dollars. In addition, British pound and Singapore dollar expenses incurred as a result of our regional headquarters being located in London and Singapore, respectively, act as a partial operational hedge against our translation exposures to British pounds and Singapore dollars.

We enter into forward foreign currency exchange contracts to manage currency risks associated with intercompany loan balances. At December 31, 2009, we had forward exchange contracts in effect with a gross notional value of $1.3 billion ($333.0 million on a net basis) and a net fair value loss of $6.8 million. This net carrying loss is offset by a carrying gain in associated intercompany loans such that the net impact to earnings is not significant.

Although we operate globally, we report our results in U.S. dollars, and thus the strengthening or weakening of the U.S. dollar may positively or negatively impact our reported results. The following table sets forth the revenue derived from our most significant currencies on a revenue basis ($ in millions):

| | **2009** | 2008 |
|---|---|---|
| United States dollar | $1,128.6 | 1,131.8 |
| Euro | 373.5 | 480.7 |
| British pound | 260.0 | 344.0 |
| Australian dollar | 163.5 | 160.2 |
| Singapore dollar | 118.7 | 130.4 |
| Japanese yen | 102.9 | 92.7 |
| Hong Kong dollar | 75.6 | 83.1 |
| Other currencies | 257.9 | 274.7 |
| Total revenue | $2,480.7 | 2,697.6 |

We estimate that had euro-to-U.S. dollar exchange rates been 10% higher throughout the course of 2009, our reported operating income would have increased by $0.6 million, and had British pound-to-U.S. dollar exchange rates been 10% higher throughout the course of 2009, our reported operating income would have decreased by $1.2 million. These hypothetical calculations estimate the impact of translating results into U.S. dollars and do not include an estimate of the impact a 10% increase in the U.S. dollar against other currencies would have on our foreign operations.

**Seasonality**

Our quarterly revenue and profits tend to grow progressively by quarter throughout the year. This is a result of a general focus in the real estate industry on completing or documenting transactions by calendar-year-end and the fact that certain expenses are constant through the year. Historically, we have reported an operating loss or a relatively small profit in the first quarter and then increasingly larger profits during each of the following three quarters, excluding the recognition of investment-generated performance fees and co-investment equity gains (both of which can be particularly unpredictable). Such performance fees and co-investment equity gains are generally earned when assets are sold, the timing of which is geared toward the benefit of our clients. Non-variable operating expenses, which are treated as expenses when they are incurred during the year, are relatively constant on a quarterly basis.

**RESULTS OF OPERATIONS**

We operate in a variety of currencies but report our results in U.S. dollars, which means that the volatility of those currencies against the U.S. dollar may positively or negatively impact our reported results. This volatility means that the reported U.S. dollar revenue and expenses demonstrate apparent growth rates between years that may not be consistent with the real underlying growth rates in the local operations. In order to provide more meaningful year-to-year comparisons of the reported results, we have included detail of the movements in certain reported lines of the Consolidated Statement of Earnings ($ in millions) in both U.S. dollars and in local currencies in the tables throughout this section.

**Reclassifications**

Certain prior year amounts have been reclassified to conform to the current presentation.

We report "Equity in (losses) earnings from real estate ventures" in the consolidated statement of earnings after "Operating income." However, for segment reporting we reflect "Equity in (losses) earnings from real estate ventures" within "Total revenue." See Note 3 of the Notes to Consolidated Financial Statements for "Equity earnings (losses)" reflected within segment revenue, as well as discussion of how the Chief Operating Decision Maker (as defined in Note 3) measures segment results with "Equity (losses) earnings" included in segment revenue.

**Year Ended December 31, 2009 Compared to Year Ended December 31, 2008**

| | 2009 | 2008 | CHANGE | % CHANGE IN U.S. DOLLARS | % CHANGE IN LOCAL CURRENCIES |
|---|---|---|---|---|---|
| Revenue | $2,480.7 | $2,697.6 | $(216.9) | (8%) | (5%) |
| Compensation & benefits | 1,623.8 | 1,771.7 | (147.9) | (8%) | (5%) |
| Operating, administrative & other | 609.8 | 653.5 | (43.7) | (7%) | (3%) |
| Depreciation & amortization | 83.3 | 90.6 | (7.3) | (8%) | 64% |
| Restructuring | 47.4 | 30.4 | 17.0 | 56% | 63% |
| Operating expenses | 2,364.3 | 2,546.2 | (181.9) | (7%) | (4%) |
| Operating income | $ 116.4 | $ 151.4 | $ (35.0) | (23%) | (29%) |

**REVENUE**

In 2009, revenue decreased 8% in U.S. dollars and 5% in local currency due to significant decreases in revenue in each of (i) Capital Markets, (ii) Investment Management transaction and incentive fees and (iii) Project and Development Services. These decreases were partially off-set by growth in (i) Property and Facility Management revenue that resulted from additional corporate outsourcing, as well as (ii) Leasing revenue driven by the Staubach acquisition which contributed to six months of results in 2008 and 12 months in 2009. The weak global economy drove the significant decreases in transaction volumes and available project work.

**OPERATING EXPENSES**

Operating expenses were $2.4 billion in 2009, a 7% decrease in U.S. dollars and a 4% decrease in local currencies from the prior year. In 2009, the Company took cost cutting measures across all of our businesses and regions, making staff reductions and decreasing discretionary spending. Operating expenses for 2009 include $47 million of restructuring charges, primarily for severance costs related to these staff reductions and integration costs related to the 2008 acquisitions of Staubach and Kemper's.

**INTEREST EXPENSE**

Net interest expense was $55 million in 2009 and $31 million in 2008, an increase of $24 million. This increase was primarily due to (i) an increase in non-cash interest accrued on deferred business obligations, which includes the financing of the Staubach acquisition, (ii) an increase in average borrowing under our credit facilities and (iii) costs incurred related to amendments to our credit facilities.

**EQUITY IN LOSSES FROM REAL ESTATE VENTURES**

In 2009, we recognized $59 million of equity losses from our real estate ventures, compared to a $5 million loss recognized in 2008. The 2009 losses were primarily due to $51 million of non-cash impairment charges. We recognized impairment charges throughout 2009 as we determined that certain of our real estate investments had become impaired due to further declines in real estate markets, adversely impacting rental income assumptions and forecasted exit capitalization rates.

**PROVISION FOR INCOME TAXES**

The provision for income taxes was $5.7 million in 2009 as compared to $28.7 million in 2008. See Note 8 of the Notes to Consolidated Financial Statements for a further discussion of our effective tax rate.

## NET (LOSS) INCOME

The net loss available to common shareholders for 2009 was $4.1 million or $0.11 per diluted average share compared to net income of $83.5 million or $2.44 per diluted average share for 2008.

## SEGMENT OPERATING RESULTS

We manage and report our operations as four business segments:

The three geographic regions of Investor and Occupier Services ("IOS"):

(i) Americas,

(ii) Europe, Middle East and Africa ("EMEA"),

(iii) Asia Pacific; and

(iv) Investment Management, which offers investment management services on a global basis.

Each geographic region within IOS offers the full range of our Investor, Capital Markets and Occupier Services. The IOS business consists primarily of agency leasing and tenant representation, capital markets, property management, facilities management, project and development management, energy management and sustainability, construction management, and advisory, consulting and valuation services.

The Investment Management segment provides investment management services to institutional investors and high-net-worth individuals.

For segment reporting we show equity in earnings (losses) from real estate ventures within our revenue line, especially since it is an integral part of our Investment Management segment. We have not allocated restructuring charges to the business segments for segment reporting purposes and therefore these costs are not included in the discussion below.

## AMERICAS—INVESTOR AND OCCUPIER SERVICES

| | **2009** | 2008 | CHANGE | % CHANGE |
|---|---|---|---|---|
| Revenue | $1,031.6 | $933.3 | $98.3 | 11% |
| Operating expense | 945.4 | 866.2 | 79.2 | 9% |
| Operating income | $ 86.2 | $ 67.1 | $19.1 | 28% |

Revenue for the fourth quarter of 2009 in the Americas region was $345 million, an increase of 9% over the fourth quarter of 2008. Full-year 2009 revenue was $1.0 billion, an increase of 11% from the prior year, primarily as a result of the Staubach acquisition contributing to 12 months of results in 2009 but six months in 2008.

Fourth-quarter Leasing revenue increased 20%, to $176 million. Leasing revenue increased 34% in the year, to $500 million, up from $373 million in 2008 due to the Staubach acquisition and gains in overall market share. Property and Facility Management revenue increased 25% for the fourth quarter of 2009, to $80 million, and 15% for the year, to $227 million. Though Project & Development Services revenue was down 24% in the fourth quarter to $44 million, the early actions we took to right-size the business resulted in maintaining its profit performance. Full-year Project & Development Services revenue was $159 million, down 21% from 2008.

Operating expenses were $302 million in the fourth quarter and $945 million for the year, increases of 9% in each period compared with 2008. The fourth-quarter increases were primarily the result of increased business activity over the prior-year period while the full-year increases were primarily the result of additional cost structure from the Staubach acquisition.

## EMEA—INVESTOR AND OCCUPIER SERVICES

| | **2009** | 2008 | CHANGE | % CHANGE IN U.S. DOLLARS | % CHANGE IN LOCAL CURRENCIES |
|---|---|---|---|---|---|
| Revenue | $643.8 | $870.8 | $(227.0) | (26%) | (20%) |
| Operating expense | 653.5 | 847.9 | (194.4) | (23%) | (15%) |
| Operating (loss) income | $ (9.7) | $ 22.9 | $ (32.6) | n.m | n.m |

(n.m. not meaningful)

EMEA's fourth-quarter revenue was $226 million, compared with $243 million for the fourth quarter of 2008, a reduction of 7%, 14% in local currency. Full-year revenue was $644 million compared with $871 million in 2008, a decrease of 26%, 20% in local currency. Continued reductions in the overall transaction volumes across the region drove these decreases.

Capital Markets revenue was $39 million in the fourth quarter and $107 million for the full year of 2009, down 38% and 41% in local currency, respectively, from the prior year. Leasing revenue was $70 million for the fourth quarter and $173 million for full-year 2009, down 12% and 25% in local currency, respectively. EMEA results varied across the region, reflecting significant market declines in Russia, Germany and the Middle East but stable-to-improving markets in France and the United Kingdom. Property & Facility Management revenue was $44 million in the fourth quarter, an increase of 8% in local currency, and $136 million for the full year, up 7% in local currency, as the firm continued to drive annuity-like revenue growth.

Operating expenses were $210 million in the fourth quarter, a decrease of 5%, 12% in local currency. Operating expenses were $654 million for the year, a decrease of 23%, 15% in local currency. Cost reductions were the result of the aggressive, targeted cost management actions we took across the region.

**ASIA PACIFIC—INVESTOR AND OCCUPIER SERVICES**

| | **2009** | 2008 | CHANGE | % CHANGE IN U.S. DOLLARS | % CHANGE IN LOCAL CURRENCIES |
|---|---|---|---|---|---|
| Revenue | $538.9 | $536.2 | $ 2.7 | 1% | 2% |
| Operating expense | 507.1 | 531.7 | (24.6) | (5%) | (3%) |
| Operating income | $ 31.8 | $ 4.5 | $ 27.3 | n.m. | n.m. |
| (n.m. not meaningful) | | | | | |

Revenue for the Asia Pacific region was $178 million in the fourth quarter of 2009 compared with $144 million in 2008. Full-year revenue was $539 million, compared with $536 million for the same period in 2008. In local currency, revenue was up 10% for the quarter and 2% for the year compared with 2008.

Fourth-quarter Property & Facility Management revenue in the region increased to $74 million, or 31%, 16% in local currency. Property & Facility Management revenue was $266 million for the year, a 28% increase from 2008, 30% in local currency. Capital Markets revenue was $28 million for the fourth quarter, up 6% in local currency compared with the same period in 2008, and $58 million for the year, down 4% in local currency. Leasing revenue was $42 million in the fourth quarter, up 1% in local currency, and $109 million for the year, down 18% in local currency.

The firm leveraged its large China presence to capitalize on the government's economic stimulus package, which drove 20% year-over-year revenue growth across its business in the country. The firm's Australia business reported the highest U.S. dollar revenue improvement in the region resulting from its strong Property & Facility Management business, favorable foreign currency exchange rates and generally better economic conditions relative to the rest of the region.

Fourth-quarter operating expenses were $153 million, compared with $137 million in 2008, a decrease of 1% in local currency. Operating expenses for the region were $507 million for the year, a decrease of 5%, 3% in local currency.

**INVESTMENT MANAGEMENT**

| | **2009** | 2008 | CHANGE | % CHANGE IN U.S. DOLLARS | % CHANGE IN LOCAL CURRENCIES |
|---|---|---|---|---|---|
| Revenue | $260.2 | $356.0 | $ (95.8) | (27%) | (23%) |
| Equity in (losses) from real estate ventures | (52.6) | (4.2) | (48.4) | n.m. | n.m. |
| Total revenue | 207.6 | 351.8 | (144.2) | (41%) | (37%) |
| Operating expense | 211.0 | 269.9 | (58.9) | (22%) | 5% |
| Operating (loss) income | $ (3.4) | $ 81.9 | $ (85.3) | n.m. | n.m. |
| (n.m. not meaningful) | | | | | |

LaSalle Investment Management's fourth-quarter revenue, including equity losses, was $64 million compared with $90 million in the fourth quarter of 2008. There were $1 million of equity losses in the fourth quarter of 2009 compared with $3 million in the fourth quarter of 2008, primarily from non-cash charges related to co-investments. Full-year revenue, including equity losses, was $208 million, compared with $352 million in the prior year. Equity losses were $53 million in 2009, $4 million in 2008. Advisory fees were $242 million for the year, down $36 million from 2008 or 13%, 9% in local currency. Advisory fees were approximately $60 million in each quarter of 2009.

The business recognized $1 million of Incentive fees in the fourth quarter of 2009, $13 million for the full year. Asset purchases, a key driver of Transaction fees, continued to be limited by the group's cautious view of the market.

Despite the difficult global real estate environment, LaSalle Investment Management raised over $4.0 billion of net equity in 2009 for separate accounts, funds and public securities. Assets under management were approximately $40 billion at December 31, 2009.

**Year Ended December 31, 2008 Compared to Year Ended December 31, 2007**

| | **2008** | 2007 | CHANGE | % CHANGE IN U.S. DOLLARS | % CHANGE IN LOCAL CURRENCIES |
|---|---|---|---|---|---|
| Revenue | $2,697.6 | $2,652.1 | $ 45.5 | 2% | 1% |
| Compensation & benefits | 1,771.7 | 1,724.2 | 47.5 | 3% | 3% |
| Operating, administrative & other | 653.5 | 530.4 | 123.1 | 23% | 22% |
| Depreciation & amortization | 90.6 | 55.6 | 35.0 | 63% | 64% |
| Restructuring | 30.4 | (0.4) | 30.8 | n.m. | n.m. |
| Operating expenses | 2,546.2 | 2,309.8 | 236.4 | 10% | 6% |
| Operating income | $ 151.4 | $ 342.3 | $(190.9) | (56%) | (42%) |

(n.m. not meaningful)

**REVENUE**

Revenue for both the years ended 2008 and 2007 was $2.7 billion, despite substantial decreases in Capital Markets and Hotels transaction levels in 2008 due to the global economic slowdown and credit contractions. Transaction Services revenue decreased by 8% from 2007, to $1.4 billion; however, excluding Capital Markets and Hotels, Transaction Services revenue for the 2008 increased 14% over 2007, to $1.1 billion. Management Services revenue increased 22% to $882 million in 2008, with all operating regions contributing to the revenue growth. LaSalle Investment Management's Advisory fees increased 13% over the prior year to $278 million, and Incentive fees were $59 million in 2008, compared with $88 million in 2007. Included in the 2008 results are 15 acquisitions that closed during the year, the most significant being Staubach and Kemper's. The 15 acquisitions completed in 2008 contributed $193 million in revenue in 2008. See Segment Operating Results below for additional discussion of revenue.

**OPERATING EXPENSES**

Operating expenses were $2.5 billion in 2008, a 10% increase in U.S. dollars and a 6% increase in local currencies from the prior year. Included in 2008 operating expenses are $30.4 million of restructuring charges including severance charges of $23 million, which resulted from the need to reduce staffing levels to reflect lower anticipated revenue in certain businesses related to the global economic slowdown and credit contraction. The remaining restructuring charges relate to acquisition integration costs. Restructuring costs are excluded from segment operating results discussed below. Operating expenses also increased due to the 15 acquisitions completed in 2008, including integration and intangible amortization. These acquisitions increased operating expenses by $192 million.

**INTEREST EXPENSE**

Interest expense was $30.6 million in 2008 and $13.1 million in 2007, an increase of $17.5 million. This is primarily due to an increase in both the non-cash interest accrued on deferred business obligations, which includes the financing of the Staubach acquisition in July 2008, as well as an increase in average debt balances compared to 2007.

**PROVISION FOR INCOME TAXES**

The provision for income taxes was $28.7 million in 2008 as compared to $87.6 million in 2007. The effective tax rate was 24.9% in 2008 as compared to 25.2% in 2007. See Note 8 of the Notes to Consolidated Financial Statements for a further discussion of our effective tax rate.

**NET INCOME**

Net income was $84.9 million or $2.44 per diluted average share for 2008 compared to $257.8 million or $7.64 per diluted average share for 2007.

**AMERICAS—INVESTOR AND OCCUPIER SERVICES**

| | **2008** | 2007 | CHANGE | % CHANGE |
|---|---|---|---|---|
| Revenue | $933.3 | $765.2 | $168.1 | 22% |
| Operating expense | 866.2 | 684.8 | 181.4 | 26% |
| Operating income | $ 67.1 | $ 80.4 | $ (13.3) | (17%) |

Revenue in the Americas region was $933 million, an increase of 22% over the prior year, and fourth-quarter revenue was $315 million, an increase of 26%. Staubach contributed $128 million and $81 million of revenue for 2008 and fourth quarter of 2008, respectively. The Staubach contribution offset Capital Markets and Hotels revenue declines of $58 million in 2008 and $25 million in the fourth quarter.

Management Services revenue for 2008 increased 17% in 2008, to $422 million, and 10% in the fourth quarter, to $127 million, compared with 2007. Transaction Services revenue increased 26% for 2008, to $479 million, and 39% in the fourth quarter, to $177 million. Excluding Capital Markets and Hotels, Transaction Services revenue grew 58% in 2008 and 77% for the fourth of 2008 compared with 2007. The increases were primarily the result of additional leasing activity from the Staubach acquisition. The region's total Leasing revenue for the year increased 52%, to $348 million, up from $229 million in 2007. For the fourth quarter, Leasing revenue increased 62% above 2007 levels, to $134 million. Excluding the Staubach contribution, Leasing revenue increased 9% for 2008 and decreased 12% for the fourth quarter, compared with the respective periods for 2007.

The Corporate Solutions business in the Americas, which provides comprehensive outsourcing services including transactions, project development and integrated facility management, grew revenue 29% for 2008 and 26% in the fourth quarter compared with the same periods in 2007. The trend toward corporate outsourcing of real estate services continues as clients assess their operating costs and look for potential savings.

Operating expenses were $866 million in 2008, an increase of 26%, and $276 million for the fourth quarter, an increase of 28% over 2007. Excluding the impact of the Staubach acquisition, operating expenses increased 8% for 2008 and decreased 6% for the fourth quarter compared with 2007.

**EMEA—INVESTOR AND OCCUPIER SERVICES**

| | **2008** | 2007 | CHANGE | % CHANGE IN U.S. DOLLARS | % CHANGE IN LOCAL CURRENCIES |
|---|---|---|---|---|---|
| Revenue | $870.8 | $926.1 | $(55.3) | (6%) | (5%) |
| Operating expense | 847.9 | 834.6 | 13.3 | 2% | 3% |
| Operating income | $ 22.9 | $ 91.5 | $(68.6) | (75%) | (75%) |

EMEA's 2008 revenue was $871 million, a decrease of 6% from 2007, 5% in local currency. Fourth-quarter revenue was $243 million, a decrease of 26% from 2007, 13% in local currency. The largest contributors to the decreases were Capital Markets and Hotels, which were down $152 million for 2008, or 44%, and down $56 million in the fourth quarter, or 49%. Weakening foreign currencies against the U.S. dollar reduced revenue for the full year of 2008 and most significantly in the fourth quarter. Excluding the impact of currency fluctuations and Capital Markets and Hotels, full-year and fourth-quarter revenue increased 18% and 1%, respectively. The revenue contribution from six acquisitions closed in 2008 was $37 million for 2008 and $15 million for the fourth quarter of 2008.

Leasing revenue, included in Transaction Services, increased 9% for 2008, 8% in local currency, but decreased in the fourth quarter by 17%, 8% in local currency. Management Services revenue grew 36% for 2008 and 3% for the fourth quarter compared with the same periods in 2007. The acquisition of a French project development services firm in the fourth quarter of 2007 largely contributed to the full-year 2008 increase.

Operating expenses were $848 million for 2008, an increase of 2% from the prior year, 3% in local currency. The six acquisitions completed during the year added $33 million of incremental operating expenses, including integration and amortization, in the full-year results, and $9 million in the fourth quarter. Operating expenses for the fourth-quarter of 2008 were $221 million, a decrease of 21% from 2007, 8% in local currency, driven by aggressive cost saving actions taken across the region to mitigate the effect of the global economic slowdown.

**ASIA PACIFIC—INVESTOR AND OCCUPIER SERVICES**

| | **2008** | 2007 | CHANGE | % CHANGE IN U.S. DOLLARS | % CHANGE IN LOCAL CURRENCIES |
|---|---|---|---|---|---|
| Revenue | $536.2 | $602.1 | $(65.9) | (11%) | (14%) |
| Operating expense | 531.7 | 531.9 | (0.2) | 0% | (1%) |
| Operating income | $ 4.5 | $ 70.2 | $(65.7) | n.m. | n.m. |

(n.m. not meaningful)

Revenue for the Asia Pacific region was $536 million in 2008, compared with $602 million in 2007, and $144 million in the fourth quarter, compared with $170 million in the prior year. Included in the region's full-year 2007 results was a significant transaction advisory fee earned in the Hotels business. Excluding the impact of foreign currency exchange, full-year revenue was down 14%, and fourth-quarter revenue was down 4% compared with the same periods in 2007. The current revenue contribution from five acquisitions closed in 2008 was $21 million for the year and $6 million in the fourth quarter of 2008.

Management Services revenue in the region was $245 million for the year, an increase of 19% over 2007, and $65 million for the fourth quarter of 2008, an increase of 15% over the same period last year, driven by corporate outsourcing facility management and property management. Transaction Services revenue was $284 million for the full year, a 27% decrease from 2007, 28% in local currency, and $77 million for the fourth quarter, a decrease of 31% from the prior year, 20% in local currency. Excluding the impact of the 2007 Hotels advisory fee, 2008 Capital Markets and Hotels revenue decreased $52 million year over year, or 49%. Leasing revenue was up 5% for the year, 6% in local currency, and decreased 25% in the fourth quarter 2008, 15% in local currency, compared with 2007.

Operating expenses for the region were $532 million for the full year and $137 million for the fourth quarter of 2008. With an aggressive focus on costs, operating expenses were relatively flat year over year, despite higher occupancy costs from business expansion in growth markets, as well as additional operating costs and amortization of intangibles from businesses purchased in 2008. The impact of the five acquisitions included in 2008 operating expenses added $20 million to the full year and $6 million to the fourth quarter.

## INVESTMENT MANAGEMENT

| | **2008** | 2007 | CHANGE | % CHANGE IN U.S. DOLLARS | % CHANGE IN LOCAL CURRENCIES |
|---|---|---|---|---|---|
| Revenue | $356.0 | $361.1 | $ (5.1) | (1%) | (2%) |
| Equity in earnings (losses) from real estate ventures | (4.2) | 9.7 | (13.9) | n.m. | n.m. |
| Total revenue | 351.8 | 370.8 | (19.0) | (5%) | (6%) |
| Operating expense | 269.9 | 258.8 | 11.1 | 4% | 5% |
| Operating income | $ 81.9 | $112.0 | $(30.1) | (27%) | (29%) |

(n.m. not meaningful)

LaSalle Investment Management's 2008 revenue was $352 million, compared with $371 million in 2007, and fourth-quarter revenue was $91 million, compared with $115 million in 2007. Advisory fees grew 13% to $278 million and partially offset declines in Transaction Services and Incentive fees as well as $4 million of equity losses primarily due to asset impairments. Advisory fees decreased 15% for the fourth quarter of 2008, compared with the prior year, driven by lower asset values in the public securities business.

Asset sales, a key driver of Incentive fees, continued to be impacted by the limited availability of financing. Incentive fees were $59 million in 2008, compared with $88 million in 2007. Fourth-quarter Incentive fees were down 13% compared with the fourth quarter of 2007.

LaSalle Investment Management raised $2.9 billion of equity during 2008 compared with $10.1 billion in 2007, reflecting investor caution in an increasingly uncertain economic environment. Investments made on behalf of clients were $4.1 billion in 2008, compared with $8.4 billion in the prior year.

## CONSOLIDATED CASH FLOWS

### Cash Flows From Operating Activities

During 2009, cash flows provided by operating activities totaled $250 million, an increase of $217 million from the $33 million of cash flows provided by operating activities in 2008. The year-over-year $217 million increase in cash generated from operating activities was driven by a net $255 million decrease in cash used for working capital, with the most significant portion of this change due to a decrease in incentive compensation payments made in 2009 for 2008 performance compared with 2008 incentive compensation payments made for 2007 performance. The decrease in cash used for working capital was partially offset by less cash provided by earnings. The net loss for 2009 was $3 million compared to net income of $87 million in 2008, though a significant portion of this $90 million decrease was the result of an increase of $53 million in equity losses.

During 2008, cash flows provided by operating activities totaled $33 million, down from $409 million in 2007, primarily due to a decrease in net income and an increase in cash used to fund working capital changes. The most significant change in working capital was a result of changes in accounts payable, accrued liabilities, and accrued compensation. In 2008, $211 million was used relative to changes in accounts payable, accrued liabilities, and accrued compensation, a decrease in cash of $525 million compared to the $314 million generated in 2007. This change was primarily due to increased incentive compensation payments made in the first quarter of 2008 compared to 2007, as well as a decrease in accrued compensation in 2008 compared with 2007, which resulted from a year-over-year decrease in operating income.

### Cash Flows From Investing Activities

We used $110 million of cash for investing activities in 2009, a $385 million decrease from the $495 million used in 2008. The $385 million decrease was comprised of a $322 million decrease in cash used for business acquisitions, a $59 million decrease in capital expenditures, and a $3 million net decrease in cash used for investments in real estate ventures. In 2009 we used $27 million for business acquisitions primarily for deferred payments and earn-out payments related to acquisitions completed in prior years. In 2008 we used $349 million for 15 acquisitions completed in 2008 and for deferred payments and earn-out payments related to acquisitions completed in prior years.

We used $495 million of cash in investing activities in 2008, compared to $259 million in 2007. This $236 million increase in cash used was primarily due to $215 million more being spent on acquisitions and $32 million less in distributions from our co-investments. In 2008 we spent $349 million related to business acquisitions, including $299 million cash paid for the 15 acquisitions closed in 2008 and $50 million used for deferred business acquisition obligation payments made in 2008.

**Cash Flows From Financing Activities**

We used $117 million for financing activities in 2009, a $546 million decrease from the $429 million provided by financing activities in 2008. In 2009, we made net repayments of $311 million of borrowings under our credit facilities, a $776 million decrease from the $465 million of net borrowing under our credit facilities in 2008. In June 2009, we sold 6,500,000 shares of our common stock, at a sale price of $35.00 per share in an underwritten secondary public stock offering, resulting in net proceeds of $217 million. Also included in financing activities for 2009 were dividend payments of $8 million, or $0.20 per share, compared to dividend payments of $26 million, or $0.75 per share, in 2008.

Financing activities provided $429 million of net cash in 2008 compared with $123 million used for financing activities in 2007. The increase in cash from financing activities was primarily due to an increase in net borrowings, which were $465 million in 2008 compared to net repayments of $4 million in 2007. Also contributing to this increase in cash provided by financing activities was a reduction in cash used for share repurchases under our Board-approved share repurchase program, as we repurchased no shares in 2008 while we repurchased $96 million in 2007. Also included in financing activities for 2008 were dividend payments of $26 million, or $0.75 per share, compared to dividend payments of $29 million, or $0.85 per share, in 2007.

## LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations, co-investment activity, share repurchases and dividend payments, capital expenditures and business acquisitions with internally generated funds, issuances of our common stock and borrowings under our credit facilities.

**Credit Facilities**

At December 31, 2009, we had the capacity to borrow $850 million under our revolving facility and term loan (together the "Facilities"). We had $175.0 million outstanding on the Facilities as of December 31, 2009, comprised entirely of $175.0 million on our term loan with no outstanding borrowing under our revolving credit facility. The average borrowing rate on the Facilities was 3.7% in 2009 as compared with an average borrowing rate of 4.1% in 2008. We also had short-term borrowings (including capital lease obligations and local overdraft facilities) of $23.4 million outstanding at December 31, 2009, with $23.0 million attributable to local overdraft facilities.

In July 2008, we exercised the accordion feature on our unsecured revolving credit facility to increase the facility from $575 million to $675 million. In addition, we entered into a $200 million term loan agreement (which was fully drawn and requires eight quarterly principal payments of $5 million commencing December 31, 2008, six quarterly principal payments of $7.5 million commencing December 31, 2010 and the balance payable June 6, 2012), with terms and pricing similar to our existing revolving credit facility. As a result of these changes, the total unsecured borrowing capacity of both the revolving facility and term loan was increased to $875 million.

In December 2008, the Facilities were amended to increase the maximum allowable leverage ratio to 3.50 to 1, from 3.25 to 1, provide additions to Adjusted EBITDA for certain non-recurring charges and modify certain other definitions and pricing while keeping unchanged the unsecured borrowing capacity and the June 6, 2012 maturity date.

In June 2009, we further amended the Facilities to (i) increase the maximum allowable leverage ratio to 3.75 to 1 through March 2011, at which point the maximum allowable leverage ratio will decrease to 3.50 to 1 through September 2011 and 3.25 to 1 thereafter, (ii) increase the permitted additions to Adjusted EBITDA for certain non-recurring charges and (iii) modify certain other definitions and pricing while keeping unchanged the unsecured borrowing capacity and the June 6, 2012 maturity date.

Under the Facilities, we must maintain a minimum cash interest coverage ratio of 2.0 to 1. Included in debt for the calculation of the leverage ratio is the present value of deferred business acquisition obligations, and included in Adjusted EBITDA (as defined in the Facilities) are, among other things, (i) an add-back for stock compensation expense, (ii) the addition of the EBITDA of acquired companies, including Staubach, earned prior to acquisition, as well as (iii) add-backs for certain impairment and non-recurring charges. Rent expense is added back to both Adjusted EBITDA and cash paid interest for the calculation of the cash interest coverage ratio. In addition, we must maintain certain consolidated net worth requirements (as defined in the Facilities) and we are restricted from, among other things, incurring certain levels of indebtedness to lenders outside of the Facilities and disposing of a significant portion of our assets. Lender approval or waiver is required for certain levels of co-investment, acquisitions, capital expenditures and dividend increases. We are in compliance with all covenants as of December 31, 2009. The deferred business acquisition obligation provisions of the Staubach Merger Agreement also contain certain conditions which are considerably less restrictive than those we have under our Facilities.

As of December 31, 2009, pricing on the Facilities was 4.25%. We will continue to use the Facilities for working capital needs (including payment of accrued incentive compensation), co-investment activities, dividend payments and share repurchases, capital expenditures and acquisitions. Interest and principal payments on outstanding borrowings against the revolving facility will fluctuate based on our level of borrowing needs.

The Facilities bear variable rates of interest based on market rates. We are authorized to use interest rate swaps to convert a portion of the floating rate indebtedness to a fixed rate; however, we did not use interest rate swaps during 2008 or 2009, and none were outstanding as of December 31, 2009.

We believe that the Facilities, together with our local borrowing facilities and cash flow generated from operations, will provide adequate liquidity and financial flexibility to meet our foreseeable needs to fund working capital, co-investment activities, dividend payments, capital expenditures and acquisitions.

**Issuance of Common Stock**

In June 2009, we sold 6,500,000 shares of our common stock, at a sale price of $35.00 per share in an underwritten secondary public stock offering. We made the offering under the shelf registration statement we filed with the SEC. We used the net proceeds, after the underwriting discount, commissions and other expenses, of $217 million to repay outstanding indebtedness on our unsecured revolving credit facility.

**Co-Investment Activity**

As of December 31, 2009, we had total investments and loans of $167.3 million in approximately 50 separate property or fund co-investments.

In the past, we had repayment guarantees outstanding to third-party financial institutions in the event that underlying co-investment loans defaulted; however, we had no such guarantees at December 31, 2009.

We utilize two investment vehicles to facilitate the majority of our co-investment activity. LaSalle Investment Company I ("LIC I") is a series of four parallel limited partnerships which serve as our investment vehicle for substantially all co-investment commitments made through December 31, 2005. LIC I is fully committed to underlying real estate ventures. At December 31, 2009, our maximum potential unfunded commitment to LIC I is euro 9.3 million ($13.3 million). LaSalle Investment Company II ("LIC II"), formed in January 2006, is comprised of two parallel limited partnerships which serve as our investment vehicle for most new co-investments. At December 31, 2009, LIC II has unfunded capital commitments for future fundings of co-investments of $272.1 million, of which our 48.78% share is $132.7 million. The $132.7 million commitment is part of our maximum potential unfunded commitment to LIC II at December 31, 2009 of $362.8 million.

LIC I and LIC II invest in certain real estate ventures that own and operate commercial real estate. We have an effective 47.85% ownership interest in LIC I, and an effective 48.78% ownership interest in LIC II; primarily institutional investors hold the remaining 52.15% and 51.22% interests in LIC I and LIC II, respectively. We account for our investments in LIC I and LIC II under the equity method of accounting in the accompanying consolidated financial statements. Additionally, a non-executive Director of Jones Lang LaSalle is an investor in LIC I on equivalent terms to other investors.

LIC I's and LIC II's exposures to liabilities and losses of the ventures are limited to their existing capital contributions and remaining capital commitments. We expect that LIC I will draw down on our commitment over the next three to five years to satisfy its existing commitments to underlying funds, and we expect that LIC II will draw down on our commitment over the next four to eight years as it enters into new commitments. Our Board of Directors has endorsed the use of our co-investment capital in particular situations to control or bridge finance existing real estate assets or portfolios to seed future investments within LIC II. The purpose is to accelerate capital raising and growth in assets under management. Approvals for such activity are handled consistently with those of the firm's co-investment capital. At December 31, 2009 no bridge financing arrangements were outstanding.

As of December 31, 2009, LIC II maintains a $35.0 million revolving credit facility (the "LIC II Facility"), principally for working capital needs. The revolving credit facility maintained by LIC I was repaid in full and expired during the fourth quarter of 2009.

The LIC II Facility contains a credit rating trigger and a material adverse condition clause. If either of the credit rating trigger or the material adverse condition clauses becomes triggered, the facility would be in default and outstanding borrowings would need to be repaid. Such a condition would require us to fund our pro-rata share of the then outstanding balance on LIC II, which is the limit of our liability. The maximum exposure to Jones Lang LaSalle, assuming that the LIC II Facility was fully drawn, would be $17.1 million. The exposure is included within and cannot exceed our maximum potential unfunded commitment to LIC II of $362.8 million. As of December 31, 2009, LIC II had $21.0 million of outstanding borrowings on the facility.

The following table summarizes the discussion above relative to LIC I and LIC II at December 31, 2009 ($ in millions):

| | LIC I | LIC II |
|---|---|---|
| Our effective ownership interest in co-investment vehicle | 47.85% | 48.78% |
| Our maximum potential unfunded commitments | $ 13.3 | $362.8 |
| Our share of unfunded capital commitments to underlying funds | 10.3 | 132.7 |
| Our maximum exposure assuming facilities are fully drawn | N/A | 17.1 |
| Our share of exposure on outstanding borrowings | N/A | 10.3 |

Exclusive of our LIC I and LIC II commitment structures, we have potential obligations related to unfunded commitments to other real estate ventures, the maximum of which is $8.7 million at December 31, 2009.

For the year ended December 31, 2009, funding of co-investments exceeded return of capital by $37.6 million. We expect to continue to pursue co-investment opportunities with our real estate money management clients in the Americas, EMEA and Asia Pacific. Co-investment remains very important to the continued growth of Investment Management. We anticipate that our net co-investment funding for 2010 will be between $65 and $75 million (planned co-investment less return of capital from liquidated co-investments).

**Share Repurchase and Dividend Programs**

Since October 2002, our Board of Directors has approved five share repurchase programs. At December 31, 2009, we have 1,563,100 shares that we remain authorized to repurchase under the current share repurchase program. We made no share repurchases in 2009 or 2008 and spent $96 million in 2007. Our current share repurchase program allows the Company to purchase our common stock in the open market and in privately negotiated transactions. The repurchase of shares is primarily intended to offset dilution resulting from both stock and stock option grants made under our existing stock plans.

Our Board declared and paid total annual dividends and dividend-equivalents of $0.85, $0.75 and $0.20 per common share in 2007, 2008 and 2009, respectively. In December 2009, we paid a semi-annual cash dividend of $0.10 per share. This dividend level reflected the firm's desire to prudently manage its balance sheet given the overall uncertainty in the global markets. There can be no assurance that we will declare dividends in the future since the actual declaration of future dividends and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors.

**Capital Expenditures**

Capital expenditures for 2009 were $44 million, compared to $104 million in 2008 and $114 million in 2007. Our capital expenditures are primarily for information systems, computer hardware and improvements to leased office space. The higher capital expenditures in 2008 and 2007 were primarily due to increased spending on new global information systems, acquisition integration costs for office consolidations and improvements to leased space.

**Contractual Obligations**

We have obligations and commitments to make future payments under contracts in the normal course of business. The following table summarizes our minimum contractual obligations as of December 31, 2009 ($ in millions):

| | | PAYMENTS DUE BY PERIOD | | | |
|---|---|---|---|---|---|
| CONTRACTUAL OBLIGATIONS | TOTAL | LESS THAN 1 YEAR | 1-3 YEARS | 3-5 YEARS | MORE THAN 5 YEARS |
| 1. Debt obligations | $ 198.4 | 23.4 | 175.0 | — | — |
| 2. Business acquisition obligations | 442.5 | 114.9 | 171.7 | 155.9 | — |
| 3. Minority shareholder redemption liability | 32.5 | — | 32.5 | — | — |
| 4. Lease obligations | 391.1 | 93.5 | 130.1 | 87.4 | 80.1 |
| 5. Deferred compensation | 32.9 | 19.3 | 12.4 | 0.5 | 0.7 |
| 6. Defined benefit plan obligations | 84.6 | 5.1 | 12.0 | 14.7 | 52.8 |
| 7. Vendor and other purchase obligations | 54.8 | 22.2 | 27.5 | 3.9 | 1.2 |
| Total | $1,236.8 | 278.4 | 561.2 | 262.4 | 134.8 |

**1. Debt Obligations.** As of December 31, 2009, we had $175.0 million of borrowings outstanding under our revolving credit facility and term loan (together the "Facilities") and $23.4 million under local overdraft facilities. We had the ability to borrow up to $850 million on an unsecured revolving credit facility and a term loan agreement, with capacity to borrow up to an additional $58.9 million under local overdraft facilities. There are currently 17 banks participating in our Facilities, which have a maturity of June 2012. The contractual obligation table above does not include a provision for interest expense on the $175.0 million of borrowing under our Facilities.

**2. Business acquisition obligations.** Our business acquisition obligations represent payments to sellers of businesses for acquisitions that were closed as of December 31, 2009, and the only condition on those payments is the passage of time. The $442.5 million total represents $393.6 million on a present value basis as reported in Deferred business acquisition obligations in our Consolidated Balance Sheet, and $48.9 million of imputed interest reducing the obligations to their present value.

The contractual obligation table above does not include possible contingent earn-out payments associated with our acquisitions. At December 31, 2009 we had the potential to make earn-out payments on 16 acquisitions that are subject to the achievement of certain performance conditions. The maximum amount of the potential earn-out payments was $180.8 million at December 31, 2009. These amounts may come due at various times over the next five years.

**3. Minority shareholder redemption liability**. A 2012 payment to purchase the remaining interest in our Indian business held by the selling shareholders of the Trammell Crow Meghraj ("TCM") business we acquired in 2007 is estimated to be $32.5 million. The purchase price of the remaining interest in our India subsidiary will be based on formulas and independent valuations such that we cannot definitively determine the amount of this future payment at this time.

**4. Lease obligations**. Our lease obligations primarily consist of operating leases of office space in various buildings for our own use, but also include operating and capital lease arrangements for the use of equipment. The total of minimum rentals to be received in the future under noncancelable operating subleases as of December 31, 2009 was $24.8 million.

**5. Deferred compensation**. Deferred compensation obligations include payments under our long-term deferred compensation plans. The contractual obligation table above does not include a provision for certain long-term compensation plans for which we cannot reliably estimate the timing and amount of certain payment; we record these plans on our consolidated balance sheet as a long-term Deferred compensation liability based on their current fair value of $11.4 million.

**6. Defined benefit plan obligations**. The defined benefit plan obligations represent estimates of the expected benefits to be paid out by our defined benefit plans. These obligations will be funded from the assets held by these plans. If the assets these plans hold are not sufficient to fund these payments these obligations will be funded by the Company. We have historically funded pension costs as actuarially determined and as applicable laws and regulations require.

**7. Vendor and other purchase obligations**. Our other purchase obligations are related to various information technology servicing agreements, telephone communications and other administrative support functions.

In the Notes to Consolidated Financial Statements, see Note 9 for additional information on long-term debt obligations, see Note 10 for additional information on lease obligations, and see Note 7 for additional information on defined benefit plan obligations.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding market risk is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Market Risks" and is incorporated by reference herein.

### Disclosure of Limitations

As the information presented above includes only those exposures that exist as of December 31, 2009, it does not consider those exposures or positions that could arise after that date. The information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate and foreign currency fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time and interest and foreign currency rates.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

**Index to Consolidated Financial Statements** **Page**

**JONES LANG LASALLE INCORPORATED CONSOLIDATED FINANCIAL STATEMENTS**

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Shareholders
Jones Lang LaSalle Incorporated:

We have audited the accompanying consolidated balance sheets of Jones Lang LaSalle Incorporated and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Chicago, Illinois
February 26, 2010

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Shareholders
Jones Lang LaSalle Incorporated:

We have audited Jones Lang LaSalle Incorporated and subsidiaries (the Company) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Chicago, Illinois
February 26, 2010

**JONES LANG LASALLE INCORPORATED**
**CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2009 AND 2008**

| ($ IN THOUSANDS, EXCEPT SHARE DATA) | **2009** | 2008 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 69,263 | 45,893 |
| Trade receivables, net of allowances of $36,994 and $23,847 | 669,993 | 718,804 |
| Notes and other receivables | 73,984 | 89,636 |
| Prepaid expenses | 35,689 | 32,990 |
| Deferred tax assets | 82,793 | 102,934 |
| Other | 8,196 | 9,511 |
| Total current assets | 939,918 | 999,768 |
| Property and equipment, net of accumulated depreciation of $290,250 and $225,496 | 213,708 | 224,845 |
| Goodwill, with indefinite useful lives | 1,441,951 | 1,448,663 |
| Identified intangibles, with finite useful lives, net of accumulated amortization of $71,422 and $46,936 | 36,791 | 59,319 |
| Investments in real estate ventures | 167,310 | 179,875 |
| Long-term receivables, net | 52,941 | 51,974 |
| Deferred tax assets, net | 139,406 | 58,639 |
| Other | 104,908 | 53,942 |
| Total assets | $3,096,933 | 3,077,025 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 347,650 | 352,489 |
| Accrued compensation | 479,628 | 487,895 |
| Short-term borrowings | 23,399 | 24,570 |
| Deferred tax liabilities | 1,164 | 2,698 |
| Deferred income | 38,575 | 29,213 |
| Deferred business acquisition obligations | 106,330 | 13,073 |
| Other | 98,349 | 77,947 |
| Total current liabilities | 1,095,095 | 987,885 |
| Noncurrent liabilities: | | |
| Credit facilities | 175,000 | 483,942 |
| Deferred tax liabilities | 3,210 | 4,429 |
| Deferred compensation | 27,039 | 44,888 |
| Pension liabilities | 8,210 | 4,101 |
| Deferred business acquisition obligations | 287,259 | 371,636 |
| Minority shareholder redemption liability | 32,475 | 43,313 |
| Other | 86,031 | 65,026 |
| Total liabilities | 1,714,319 | 2,005,220 |
| Commitments and contingencies | | |
| Company shareholders' equity: | | |
| Common stock, $.01 par value per share, 100,000,000 shares authorized; 41,843,947 and 34,561,648 shares issued and outstanding | 418 | 346 |
| Additional paid-in capital | 854,227 | 599,742 |
| Retained earnings | 531,456 | 543,318 |
| Shares held in trust | (5,196) | (3,504) |
| Accumulated other comprehensive loss | (1,976) | (72,220) |
| Total Company shareholders' equity | 1,378,929 | 1,067,682 |
| Noncontrolling interest | 3,685 | 4,123 |
| Total equity | 1,382,614 | 1,071,805 |
| Total liabilities and equity | $3,096,933 | 3,077,025 |

See accompanying notes to consolidated financial statements.

**JONES LANG LASALLE INCORPORATED**
**CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007**

| ($ IN THOUSANDS, EXCEPT SHARE DATA) | | 2009 | 2008 | 2007 |
|---|---|---|---|---|
| Revenue | $ | 2,480,736 | 2,697,586 | 2,652,075 |
| Operating expenses: | | | | |
| Compensation and benefits | | 1,623,795 | 1,771,673 | 1,724,174 |
| Operating, administrative and other | | 609,779 | 653,465 | 530,412 |
| Depreciation and amortization | | 83,335 | 90,584 | 55,580 |
| Restructuring charges (credits), net | | 47,423 | 30,401 | (411) |
| Total operating expenses | | 2,364,332 | 2,546,123 | 2,309,755 |
| Operating income | | 116,404 | 151,463 | 342,320 |
| Interest expense, net of interest income | | 55,018 | 30,568 | 13,064 |
| Gain on sale of investments | | — | — | 6,129 |
| Equity in (losses) earnings from real estate ventures | | (58,867) | (5,462) | 12,216 |
| Income before income taxes and noncontrolling interest | | 2,519 | 115,433 | 347,601 |
| Provision for income taxes | | 5,677 | 28,743 | 87,595 |
| Net (loss) income | | (3,158) | 86,690 | 260,006 |
| Net income attributable to noncontrolling interest | | 437 | 1,807 | 2,174 |
| Net (loss) income attributable to the Company | $ | (3,595) | 84,883 | 257,832 |
| Net (loss) income available to common shareholders | $ | (4,109) | 83,515 | 256,490 |
| Other comprehensive income (loss): | | | | |
| Change in pension liabilities, net of tax | $ | (13,229) | (4,448) | 17,158 |
| Foreign currency translation adjustments | | 83,473 | (153,127) | 53,653 |
| Unrealized holding gain on investments | | — | — | (2,256) |
| Comprehensive income (loss) | $ | 66,649 | (72,692) | 326,387 |
| Basic (loss) earnings per common share | $ | (0.11) | 2.52 | 8.01 |
| Basic weighted average shares outstanding | | 38,543,087 | 33,098,228 | 32,021,380 |
| Diluted (loss) earnings per common share | $ | (0.11) | 2.44 | 7.64 |
| Diluted weighted average shares outstanding | | 38,543,087 | 34,205,120 | 33,577,927 |

See accompanying notes to consolidated financial statements.

## JONES LANG LASALLE INCORPORATED
## CONSOLIDATED STATEMENTS OF EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

| | Company Shareholders' Equity | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Shares Held by Subsidiary [1] | Shares Held in Trust | Other Comprehensive Loss | Noncontrolling Interest | Total Equity |
| ($ IN THOUSANDS, EXCEPT SHARE DATA) | Shares | Amount | | | | | | | |
| Balances at December 31, 2006 | 36,592,864 | $366 | 676,270 | 255,914 | (197,543) | (1,427) | 16,800 | — | $ 750,380 |
| Net income | — | — | — | 257,832 | — | — | — | 2,174 | 260,006 |
| Shares issued under stock compensation programs | 1,158,882 | 12 | 9,510 | — | — | — | — | — | 9,522 |
| Shares repurchased for payment of taxes on stock awards | (263,708) | (3) | (29,662) | — | — | — | — | — | (29,665) |
| Tax adjustments due to vestings and exercises | — | — | 26,215 | — | — | — | — | — | 26,215 |
| Amortization of stock compensation | — | — | 52,896 | — | — | — | — | — | 52,896 |
| Shares repurchased [1] | (5,765,451) | (58) | (293,278) | — | 197,543 | — | — | — | (95,793) |
| Shares held in trust | — | — | — | — | — | (503) | — | — | (503) |
| Dividends declared, $0.85 per share | — | — | — | (28,906) | — | — | — | — | (28,906) |
| Change in pension liabilities, net of tax | — | — | — | — | — | — | 17,158 | — | 17,158 |
| Increase in amounts due to noncontrolling interest | — | — | — | — | — | — | — | 6,098 | 6,098 |
| Foreign currency translation adjustments | — | — | — | — | — | — | 53,653 | — | 53,653 |
| Unrealized holding gain on investments | — | — | — | — | — | — | (2,256) | — | (2,256) |
| Balances at December 31, 2007 | 31,722,587 | $317 | 441,951 | 484,840 | — | (1,930) | 85,355 | 8,272 | $1,018,805 |
| Net income | — | — | — | 84,883 | — | — | — | 1,807 | 86,690 |
| Shares issued for the Staubach acquisition | 1,997,682 | 21 | 99,979 | — | — | — | — | — | 100,000 |
| Shares issued under stock compensation programs | 1,070,417 | 10 | 9,943 | — | — | — | — | — | 9,953 |
| Shares repurchased for payment of taxes on stock awards | (229,038) | (2) | (14,024) | — | — | — | — | — | (14,026) |
| Tax adjustments due to vestings and exercises | — | — | 4,013 | — | — | — | — | — | 4,013 |
| Amortization of stock compensation | — | — | 57,880 | — | — | — | — | — | 57,880 |
| Shares held in trust | — | — | — | — | — | (1,574) | — | — | (1,574) |
| Dividends declared, $0.75 per share | — | — | — | (26,405) | — | — | — | — | (26,405) |
| Change in pension liabilities, net of tax | — | — | — | — | — | — | (4,448) | — | (4,448) |
| Decrease in amounts due to noncontrolling interest | — | — | — | — | — | — | — | (5,956) | (5,956) |
| Foreign currency translation adjustments | — | — | — | — | — | — | (153,127) | — | (153,127) |
| Balances at December 31, 2008 | 34,561,648 | $346 | 599,742 | 543,318 | — | (3,504) | (72,220) | 4,123 | $1,071,805 |
| Net loss | — | — | — | (3,595) | — | — | — | 437 | (3,158) |
| Shares issued under stock compensation programs | 969,631 | 9 | 3,346 | — | — | — | — | — | 3,355 |
| Shares repurchased for payment of taxes on stock awards | (223,520) | (2) | (7,210) | — | — | — | — | — | (7,212) |
| Tax adjustments due to vestings and exercises | — | — | (8,314) | — | — | — | — | — | (8,314) |
| Amortization of stock compensation | — | — | 47,827 | — | — | — | — | — | 47,827 |
| Issuance of common stock | 6,500,000 | 65 | 217,273 | — | — | — | — | — | 217,338 |
| Shares issued for acquisitions | 36,188 | — | 1,563 | — | — | — | — | — | 1,563 |
| Shares held in trust | — | — | — | — | — | (1,692) | — | — | (1,692) |
| Dividends declared, $0.20 per share | — | — | — | (8,267) | — | — | — | — | (8,267) |
| Change in pension liabilities, net of tax | — | — | — | — | — | — | (13,229) | — | (13,229) |
| Decrease in amounts due to noncontrolling interest | — | — | — | — | — | — | — | (875) | (875) |
| Foreign currency translation adjustments | — | — | — | — | — | — | 83,473 | — | 83,473 |
| Balances at December 31, 2009 | 41,843,947 | $418 | 854,227 | 531,456 | — | (5,196) | (1,976) | 3,685 | $1,382,614 |

(1) Shares held by one of our subsidiaries in 2007 and prior periods were included in total shares outstanding, but were deducted from shares outstanding for purposes of calculating earnings per share.

See accompanying notes to consolidated financial statements.

**JONES LANG LASALLE INCORPORATED**
**CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007**

| ($ IN THOUSANDS) | | 2009 | 2008 | 2007 |
|---|---|---|---|---|
| **Cash flows from operating activities:** | | | | |
| Net (loss) income | $ | (3,158) | 86,690 | 260,006 |
| Reconciliation of net (loss) income to net cash provided by operating activities: | | | | |
| Depreciation and amortization | | 83,335 | 90,584 | 55,580 |
| Equity in losses (earnings) from real estate ventures | | 58,867 | 5,462 | (12,216) |
| Gains on investments and other assets | | (1,381) | — | (6,129) |
| Operating distributions from real estate ventures | | 157 | 1,064 | 11,560 |
| Provision for loss on receivables and other assets | | 28,173 | 20,737 | 4,209 |
| Amortization of deferred compensation | | 45,909 | 62,684 | 57,932 |
| Accretion of interest on deferred business acquisition obligations | | 27,080 | 12,030 | 2,819 |
| Amortization of debt issuance costs | | 5,068 | 2,999 | 579 |
| Change in: | | | | |
| Receivables | | 67,434 | 44,760 | (224,083) |
| Prepaid expenses and other assets | | (20,062) | (13,154) | 3,662 |
| Deferred tax assets, net | | (56,984) | (65,458) | (32,279) |
| Excess tax benefits from share-based payment arrangements | | — | (4,013) | (26,215) |
| Accounts payable, accrued liabilities and accrued compensation | | 16,116 | (211,020) | 313,993 |
| Net cash provided by operating activities | | 250,554 | 33,365 | 409,418 |
| **Cash flows from investing activities:** | | | | |
| Net capital additions—property and equipment | | (44,249) | (103,702) | (113,743) |
| Business acquisitions, net of cash acquired | | (26,668) | (348,825) | (134,259) |
| Investing activities—real estate ventures: | | | | |
| Capital contributions and advances to real estate ventures | | (39,799) | (44,846) | (45,517) |
| Distributions, repayments of advances and sale of investments | | 784 | 2,509 | 35,017 |
| Net cash used in investing activities | | (109,932) | (494,864) | (258,502) |
| **Cash flows from financing activities:** | | | | |
| Proceeds from borrowings under credit facilities | | 1,037,022 | 1,481,001 | 1,448,954 |
| Repayments of borrowings under credit facilities | | (1,348,306) | (1,016,080) | (1,452,749) |
| Issuance of common stock, net | | 217,338 | — | — |
| Debt issuance costs | | (11,182) | (9,644) | (541) |
| Shares repurchased for payment of taxes on stock awards | | (7,212) | (14,026) | (29,665) |
| Shares repurchased under share repurchase program | | — | — | (95,778) |
| Excess tax benefits from share-based payment arrangements | | — | 4,013 | 26,215 |
| Common stock issued under stock option plan and stock purchase programs | | 3,355 | 9,953 | 9,522 |
| Payments of dividends | | (8,267) | (26,405) | (28,906) |
| Net cash (used in) provided by financing activities | | (117,252) | 428,812 | (122,948) |
| Net increase (decrease) in cash and cash equivalents | | 23,370 | (32,687) | 27,968 |
| Cash and cash equivalents, January 1 | | 45,893 | 78,580 | 50,612 |
| Cash and cash equivalents, December 31 | $ | 69,263 | 45,893 | 78,580 |
| **Supplemental disclosure of cash flow information:** | | | | |
| Cash paid during the period for: | | | | |
| Interest | $ | 25,150 | 19,160 | 13,705 |
| Income taxes, net of refunds | | 50,718 | 97,757 | 47,578 |
| Non-cash financing activities: | | | | |
| Deferred business acquisition obligations | | 5,419 | 347,258 | 42,944 |

See accompanying notes to consolidated financial statements.

**Notes to Consolidated Financial Statements**

## (1) ORGANIZATION

Jones Lang LaSalle Incorporated ("Jones Lang LaSalle," which we may refer to as we, us, our, the Company or the Firm) was incorporated in 1997. We have 180 corporate offices worldwide and operations in more than 750 locations in 60 countries. We have approximately 36,600 employees, including 22,800 employees whose costs are reimbursed by our clients. We provide comprehensive integrated real estate and investment management expertise on a local, regional and global level to owner, occupier and investor clients. We are an industry leader in property and corporate facility management services, with a portfolio of approximately 1.6 billion square feet worldwide. LaSalle Investment Management, a member of the Jones Lang LaSalle group, is one of the world's largest and most diversified real estate investment management firms, with approximately $40 billion of assets under management.

Our range of real estate services includes:

- Agency leasing
- Space acquisition and disposition (tenant representation)
- Property management
- Facilities management/outsourcing
- Project and development management
- Valuations
- Consulting
- Capital markets
- Real estate investment banking and merchant banking
- Brokerage of properties
- Corporate finance
- Hotel advisory
- Energy and sustainability services
- Value recovery and receivership services
- Investment management

We offer these services locally, regionally and globally to real estate investors and occupiers for a variety of property types, including offices, hotels, industrial, retail, multi-family residential, hospitals, critical environments and data centers, sports facilities, cultural institutions and transportation centers. Individual regions and markets focus on different property types, depending on local requirements and market conditions.

We work for a broad range of clients that represent a wide variety of industries and are based in markets throughout the world. Our clients vary greatly in size and include for-profit and not-for-profit entities of all kinds, public-private partnerships and governmental (public sector) entities. Increasingly, we are offering services to smaller middle-market companies that are looking to outsource real estate services. We provide real estate investment management services on a global basis for both public and private assets through our LaSalle Investment Management subsidiary. Our integrated global business model, industry-leading research capabilities, client relationship management focus, consistent worldwide service delivery and strong brand are attributes that enhance our services.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Principles of Consolidation

Our financial statements include the accounts of Jones Lang LaSalle and its majority-owned-and-controlled subsidiaries. We have eliminated all material intercompany balances and transactions in consolidation. Investments in real estate ventures over which we exercise significant influence, but not control, are accounted for under the equity method.

**Use of Estimates**
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of the revenue and expenses during the reporting periods. Such estimates include the value of purchase consideration, valuation of accounts receivable, goodwill, intangible assets, other long-lived assets, legal contingencies, assumptions used in the calculation of income taxes, incentive compensation, and retirement and other post-employment benefits, among others.

These estimates and assumptions are based on management's best estimate and judgment. We evaluated these estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets and foreign currency fluctuations have combined to increase the uncertainty in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in economic environment will be reflected in the financial statements in future periods. Although actual amounts likely differ from such estimated amounts, we believe such differences are not likely to be material.

**Reclassifications**
Certain prior year amounts have been reclassified to conform to the current presentation.

**Revenue Recognition**
We earn revenue from the following principal sources:

- **Transaction commissions;**
- **Advisory and management fees;**
- **Incentive fees**;
- **Project and development management fees; and**
- **Construction management fees**.

We recognize **transaction commissions** related to agency leasing services, capital markets services and tenant representation services as income when we provide the related service unless future contingencies exist. If future contingencies exist, we defer recognition of this revenue until the respective contingencies have been satisfied.

We recognize **advisory and management fees** related to property management services, valuation services, corporate property services, consulting services and investment management as income in the period in which we perform the related services.

We recognize **incentive fees** based on the performance of underlying funds' investments, contractual benchmarks and other contractual formulas.

We recognize **project and development management and construction management fees** by applying the "percentage of completion" method of accounting. We use the efforts expended method to determine the extent of progress towards completion for project and development management fees and costs incurred to total estimated costs for construction management fees.

**Construction management fees**, which are gross construction services revenue net of subcontract costs, were $14.4 million, $17.0 million and $12.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. Gross construction services revenue totaled $160.8 million, $256.4 million and $187.3 million and subcontract costs totaled $146.4 million, $239.4 million and $174.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We include costs in excess of billings on uncompleted construction contracts of $5.9 million and $9.8 million in "Trade receivables," and billings in excess of costs on uncompleted construction contracts of $3.9 million and $5.9 million in "Deferred income," respectively, in our December 31, 2009 and 2008 consolidated balance sheets.

Certain contractual arrangements for services provide for the delivery of multiple services. We evaluate revenue recognition for each service to be rendered under these arrangements using criteria set forth in the FASB's Accounting Standards Codification ("ASC") Subtopic 605-25, "Multiple-Element Arrangements." For services that meet the separability criteria, revenue is recognized separately. For services that do not meet these criteria, revenue is recognized on a combined basis.

**Gross vs. net basis**: We follow the guidance of ASC Subtopic 605-45, "Principal and Agent Considerations," when accounting for reimbursements received from clients. Accordingly, we have recorded these reimbursements as revenue in the income statement, as opposed to being shown as a reduction of expenses.

In certain of our businesses, primarily those involving management services, our clients reimburse us for expenses incurred on their behalf. We base the treatment of reimbursable expenses for financial reporting purposes upon the fee structure of the underlying contract. Accordingly, we report a contract that provides a fixed fee billing, fully inclusive of all personnel or other recoverable expenses incurred but not separately scheduled, on a **gross basis**. When accounting on a gross basis, our reported revenue includes the full billing to our client and our reported expenses include all costs associated with the client.

We account for a contract on a **net basis** when the fee structure is comprised of at least two distinct elements, namely (i) a fixed management fee and (ii) a separate component that allows for scheduled reimbursable personnel costs or other expenses to be billed directly to the client. When accounting on a net basis, we include the fixed management fee in reported revenue and net the reimbursement against expenses. We base this accounting on the following factors, which define us as an agent rather than a principal:

- The property owner, with ultimate approval rights relating to the employment and compensation of on-site personnel, and bearing all of the economic costs of such personnel, is determined to be the primary obligor in the arrangement;
- Reimbursement to Jones Lang LaSalle is generally completed simultaneously with payment of payroll or soon thereafter;
- Because the property owner is contractually obligated to fund all operating costs of the property from existing cash flow or direct funding from its building operating account, Jones Lang LaSalle bears little or no credit risk; and
- Jones Lang LaSalle generally earns no margin in the reimbursement aspect of the arrangement, obtaining reimbursement only for actual costs incurred.

Most of our service contracts use the latter structure and are accounted for on a net basis. We have always presented reimbursable contract costs on a net basis in accordance with U.S. GAAP. Such costs aggregated approximately $1.1 billion in each of 2009 and 2008 and $931 million in 2007. This treatment has no impact on operating income, net income or cash flows.

**Cash and Equivalents**
We consider all highly-liquid investments purchased with maturities of less than one year to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of these investments.

**Accounts Receivable**
Pursuant to contractual arrangements, accounts receivable includes unbilled amounts of $178.8 million and $188.2 million at December 31, 2009 and 2008, respectively.

We estimate the allowance necessary to provide for uncollectible accounts receivable. The estimate includes specific accounts for which payment has become unlikely. We also base this estimate on historical experience combined with a careful review of current developments and a strong focus on credit quality. The process by which we calculate the allowance begins in the individual business units where specific uncertain accounts are identified and reserved as part of an overall reserve that is formulaic and driven by the age profile of the receivables and our historical experience. We then review these allowances on a quarterly basis to ensure they are appropriate. As part of this review, we develop a range of potential allowances on a consistent formulaic basis. We would normally expect the allowance to fall within this range.

The following table details the changes in the allowance for uncollectible receivables for each of the three years ended December 31, 2009, 2008 and 2007 ($ in thousands).

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Allowance at beginning of the year | $ 23,847 | 13,300 | 7,845 |
| Charged to income | 28,173 | 20,737 | 4,209 |
| Write-off of uncollectable receivables | (14,167) | (8,502) | (2,764) |
| Other | (859) | (1,688) | 4,010 |
| Allowance at end of the year | $ 36,994 | 23,847 | 13,300 |

Amounts in Other include the impact of reserves acquired in acquisitions in 2007 and 2008, and the impact of exchange rate fluctuations for all three years.

**Property and Equipment**
We review property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. We record an impairment loss to the extent that the carrying value exceeds the estimated fair value. We did not recognize an impairment loss related to property and equipment in 2009, 2008 or 2007.

We calculate depreciation and amortization on property and equipment for financial reporting purposes primarily by using the straight-line method based on the estimated useful lives of our assets. The following table shows the gross value of major asset categories at December 31, 2009 and 2008 as well as the standard depreciable life for each of these asset categories ($ in millions):

| CATEGORY | **2009** | 2008 | DEPRECIABLE LIFE |
|---|---|---|---|
| Furniture, fixtures and equipment | $ 90.8 | $ 81.8 | 5 to 10 years |
| Computer equipment and software | 279.2 | 247.2 | 2 to 7 years |
| Leasehold improvements | 122.2 | 108.9 | 1 to 10 years |
| Automobiles | 9.6 | 10.5 | 4 to 5 years |

**Business Combinations, Goodwill and Other Intangible Assets**
We have historically grown through a series of acquisitions. Consistent with the services nature of the businesses we have acquired, two of the larger assets on our balance sheet are goodwill and intangibles resulting from these acquisitions. Our intangibles are primarily management contracts and backlog that we acquired as part of these acquisitions and are amortized over their useful lives.

We do not amortize goodwill, but instead evaluate goodwill for impairment at least annually. To accomplish this annual evaluation, in the third quarter of each year we determine the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to our reporting units as of the date of the evaluation. We define our four reporting units as the geographic regions of Investor and Occupier Services ("IOS") (i) Americas IOS, (ii) EMEA IOS, (iii) Asia Pacific IOS, and (iii) Investment Management. We then determine the fair value of each reporting unit based on a discounted cash flow methodology and compare it to the reporting unit's carrying value. The result of the 2009, 2008 and 2007 evaluations was that the fair value of each reporting unit exceeded its carrying amount, and therefore we did not recognize an impairment loss in any of those years.

In addition to our annual impairment evaluation, we evaluate whether events or circumstances have occurred in the period subsequent to our annual impairment testing which indicate that it is more likely than not an impairment loss has occurred. We updated the annual evaluation in the fourth quarter of 2009, noting that our market capitalization exceeded our book value by a significant margin as of December 31, 2009 and that our forecasts of EBITDA and cash flows to be generated by each of our reporting units appeared sufficient to support the book values of net assets of each of these reporting units. As a result, we did not change our conclusion that goodwill is not impaired. However, it is possible our determination that goodwill for a reporting unit is not impaired could change in the future if current economic conditions deteriorate or remain difficult for an extended period of time. We will continue to monitor the relationship between the Company's market capitalization and book value, as well as the ability of our reporting units to deliver current and projected EBITDA and cash flows sufficient to support the book values of the net assets of their respective businesses.

See Note 4 for additional information on goodwill and other intangible assets.

**Investments in Real Estate Ventures**
We invest in certain real estate ventures that own and operate commercial real estate. Typically, these are co-investments in funds that our Investment Management business establishes in the ordinary course of business for its clients. These investments include non-controlling ownership interests generally ranging from less than 1% to 48.78% of the respective ventures that we account for under the equity method of accounting due to the nature of our non-controlling ownership in the ventures.

For real estate limited partnerships in which the Company is a general partner, we apply the guidance set forth in ASC Subtopic 810-20, "Consolidations—Control of Partnerships and Similar Entities," in evaluating the control the Company has over the limited partnership. These entities are generally well-capitalized and grant the limited partners important rights, such as the right to replace the general partner without cause, to dissolve or liquidate the partnership, to approve the sale or refinancing of the principal partnership assets, or to approve the acquisition of principal partnership assets. We generally account for such general partner interests under the equity method.

For real estate limited partnerships in which the Company is a limited partner, the Company is a co-investment partner, and has concluded that it does not have a controlling interest in these limited partnerships. When we have an asset advisory contract with the real estate limited partnership, the combination of our limited partner interest and the advisory agreement provides us with significant influence over the real estate limited partnership venture. Accordingly, we account for such investments under the equity method.

For investments in real estate ventures accounted for under the equity method, we maintain an investment account, which is (i) increased by contributions made and by our share of net income of the real estate ventures, and (ii) decreased by distributions received and by our share of net losses of the real estate ventures. Our share of each real estate venture's net income or loss, including gains and losses from capital transactions, is reflected in our consolidated statement of operations as "Equity in earnings (losses) from real estate ventures."

We review investments in real estate ventures on a quarterly basis for indications of whether we may not be able to recover the carrying value of the real estate assets underlying our investments in real estate ventures and whether our investment in these co-investments is other than temporarily impaired. When events or changes in circumstances indicate that the carrying amount of a real estate asset underlying one of our investments in real estate ventures may be impaired, we review the recoverability of the carrying amount of the real estate asset in comparison to an estimate of the future undiscounted cash flows expected to be generated by the underlying asset. When the carrying amount of the real estate asset is in excess of the future undiscounted cash flows, we use a discounted cash flow approach to determine the fair value of the asset in computing the amount of the impairment. We then record the portion of the impairment loss related to our investment in the reporting period. Additionally, we consider a number of factors, including our share of co-investment cash flows and the fair value of our co-investments, in determining whether or not our investment is other than temporarily impaired.

We report "Equity in earnings (losses) from real estate ventures" in the consolidated statement of operations after "Operating income." However, for segment reporting we reflect "Equity earnings (losses)" within "Revenue." See Note 3 for "Equity earnings (losses)" reflected within segment revenue, as well as discussion of how the Chief Operating Decision Maker (as defined in Note 3) measures segment results with "Equity earnings (losses)" included in segment revenue.

See Note 5 for additional information on investments in real estate ventures.

**Stock-Based Compensation**

Stock-based compensation in the form of restricted stock units is a primary element of our compensation programs. The fair value of restricted stock units is determined based on the market price of the Company's common stock on the grant date and is amortized on a straight-line basis over the associated vesting period for each separately vesting portion of an award. We reduce stock-based compensation expense for estimated forfeitures each period and adjust expense accordingly upon vesting or actual forfeiture.

We also have a "noncompensatory" Stock Purchase Plan ("ESPP") for U.S. employees and a Jones Lang LaSalle Savings Related Share Option Plan ("Save As You Earn" or "SAYE") for UK and Irish employees. The fair value of options granted under the SAYE plan are determined on the grant date and amortized over the associated vesting period.

See Note 6 for additional information on stock-based compensation.

**Income Taxes**

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to (1) the differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and (2) operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We recognize in income the effect on deferred tax assets and liabilities of a change in tax rates in the period that includes the enactment date.

See Note 8 for additional information on income taxes.

**Self-Insurance Programs**

In our Americas business, and in common with many other American companies, we have chosen to retain certain risks regarding health insurance and workers' compensation rather than purchase third-party insurance. Estimating our exposure to such risks involves subjective judgments about future developments. We supplement our traditional global insurance program by the use of a captive insurance company to provide professional indemnity and employment practices insurance on a "claims made" basis. As professional indemnity claims can be complex and take a number of years to resolve, we are required to estimate the ultimate cost of claims.

- Health Insurance—We self-insure our health benefits for all U.S.-based employees, although we purchase stop loss coverage on an annual basis to limit our exposure. We self-insure because we believe that on the basis of our historic claims experience, the demographics of our workforce and trends in the health insurance industry, we incur reduced expense by self-insuring our health benefits as opposed to purchasing health insurance through a third party. We estimate our likely full-year cost at the beginning of the year and expense this cost on a straight-line basis throughout the year. In the fourth quarter, we estimate the required reserve for unpaid health costs we would need at year-end.

- Workers' Compensation Insurance—Given the historical experience that our workforce has had fewer injuries than is normal for our industry, we have been self-insured for worker's compensation insurance for a number of years. We purchase stop loss coverage to limit our exposure to large, individual claims. On a periodic basis we accrue using various state rates based on job classifications. On an annual basis in the third quarter, we engage in a comprehensive analysis to develop a range of potential exposure, and considering actual experience, we reserve within that range. We accrue the estimated adjustment to income for the differences between this estimate and our reserve. The credits taken to income for the years ended December 31, 2009, 2008 and 2007 were $6.1 million, $4.3 million, and $5.2 million, respectively.

- Captive Insurance Company—In order to better manage our global insurance program and support our risk management efforts, we supplement our traditional insurance program by the use of a wholly-owned captive insurance company to provide professional indemnity and employment practices liability insurance coverage on a "claims made" basis. The level of risk retained by our captive is up to $2.5 million per claim (dependent upon location) and up to $12.5 million in the aggregate. The reserves for professional indemnity claims maintained by our captive insurance company, which relate to multiple years, were $5.7 million and $6.2 million, net of receivables from third party insurers, as of December 31, 2009 and 2008, respectively.

Professional indemnity insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim reserves developed through periodic reviews of the circumstances of individual claims. With respect to the consolidated financial statements, when a potential loss event occurs, management estimates the ultimate cost of the claims and accrues the related cost when probable and estimable.

**Fair Value of Financial Instruments**

Our financial instruments include cash and cash equivalents, receivables, accounts payable, notes payable and foreign currency exchange contracts. The estimated fair value of cash and cash equivalents, receivables and payables approximates their carrying amounts due to the short maturity of these instruments. The estimated fair value of our revolving credit facility and short-term borrowings approximates their carrying value due to their variable interest rate terms.

ASC Topic 820, "Fair Value Measurements and Disclosures," establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC Topic 820 applies to accounting pronouncements that require or permit fair value measurements, except for share-based payment transactions under ASC Topic 718, "Compensation—Stock Compensation."

On January 1, 2008 the Company adopted these accounting standards with respect to its financial assets and liabilities that are measured at fair value, and on January 1, 2009 the Company adopted these standards with respect to its non-financial assets and liabilities that are measured at fair value. The adoption of these provisions did not have a material impact on our consolidated financial statements.

ASC Topic 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

- Level 1. Observable inputs such as quoted prices in active markets;
- Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

We regularly use foreign currency forward contracts to manage our currency exchange rate risk related to intercompany lending and cash management practices. We determined the fair value of these contracts based on widely accepted valuation techniques. The inputs for these valuation techniques are Level 2 inputs in the fair value hierarchy. At December 31, 2009, we had forward exchange contracts in effect recorded as a current asset of $2.3 million and a current liability of $9.1 million. At December 31, 2009, we have no recurring fair value measurements for financial assets and liabilities that are based on unobservable inputs or Level 3 inputs.

We review our investments in real estate ventures on a quarterly basis for indications of whether we may not be able to recover the carrying value of the real estate assets underlying our investments in real estate ventures and whether our investment in these co-investments is other than temporarily impaired. When the carrying amount of the real estate asset is in excess of the future undiscounted cash flows, we use a discounted cash flow approach to determine the fair value of the asset in computing the amount of the impairment. The determination of fair value based on a discounted cash flow approach is a Level 3 fair value measurement.

**Derivatives and Hedging Activities**

As a firm, we do not enter into derivative financial instruments for trading or speculative purposes. However, in the normal course of business we do use derivative financial instruments in the form of forward foreign currency exchange contracts to manage selected foreign currency risks. At December 31, 2009, we had forward exchange contracts in effect with a gross notional value of $1,298.5 million ($333.0 million on a net basis) with a net market value loss of $6.8 million. We currently do not use hedge accounting for these contracts, which are marked-to-market each period with changes in unrealized gains or losses recognized currently in earnings and offset by gains and losses on associated intercompany loans. We include these gains and losses in net earnings as a component of Operating, administrative and other expense.

We have considered the counterparty credit risk related to these forward foreign currency exchange contracts and do not deem any counterparty credit risk to be material at this time.

In the past we have used interest rate swap agreements to limit the impact of changes in interest rates on earnings and cash flows. We have not used interest rate swap agreements in the last three years, and there were no such agreements outstanding as of December 31, 2009.

**Foreign Currency Translation**
We prepare the financial statements of our subsidiaries located outside the United States using local currency as the functional currency. The assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date with the resulting translation adjustments included in the balance sheet as a separate component of shareholders' equity (accumulated other comprehensive income (loss)) and in the statement of earnings (other comprehensive income—foreign currency translation adjustments). Income and expenses are translated at the average monthly rates of exchange. We include gains and losses from foreign currency transactions in net earnings as a component of Operating, administrative and other expense and resulted in net losses of $3.5 million in 2009 and $1.1 million in 2008, and a net gain of $2.9 million in 2007.

The effects of foreign currency translation on cash and cash equivalents are reflected in cash flows from operating activities on the Consolidated Statement of Cash Flows.

**Cash Held for Others**
We manage significant amounts of cash and cash equivalents in our role as agent for our investment and property management clients. We do not include such amounts in our Consolidated Financial Statements.

**Commitments and Contingencies**
We are subject to various claims and contingencies related to lawsuits, taxes and environmental matters as well as commitments under contractual obligations. Many of these claims are covered under our current insurance programs, subject to deductibles. We recognize the liability associated with a loss contingency when a loss is probable and estimable. Our contractual obligations generally relate to the provision of services by us in the normal course of our business.

See Note 12 for additional information on commitments and contingencies.

**(Loss) Earnings Per Share; Net (Loss) Income Available to Common Shareholders**
The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding represents the dilutive impact of our common stock equivalents. Common stock equivalents consist primarily of shares to be issued under employee stock compensation programs and outstanding stock options whose exercise price was less than the average market price of our stock during these periods.

We calculate net income available to common shareholders by subtracting dividend-equivalents paid on outstanding but unvested shares of restricted stock units, net of tax, from net income.

The following table details the calculations of basic and diluted earnings per common share ($ in thousands, except share data) for each of the three years ended December 31, 2009, 2008 and 2007.

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Net (loss) income attributable to the Company | $ (3,595) | 84,883 | 257,832 |
| Dividends on unvested common stock, net of tax | 514 | 1,368 | 1,342 |
| Net (loss) income attributable to common shareholders | $ (4,109) | 83,515 | 256,490 |
| Basic (loss) income per common share before dividends on unvested common stock | $ (0.09) | 2.56 | 8.05 |
| Dividends on unvested common stock, net of tax | (0.02) | (0.04) | (0.04) |
| Basic (loss) earnings per common share | $ (0.11) | 2.52 | 8.01 |
| Basic weighted average shares outstanding | 38,543,087 | 33,098,228 | 32,021,380 |
| Dilutive impact of common stock equivalents: | | | |
| Outstanding stock options | — | 68,309 | 126,313 |
| Unvested stock compensation programs | — | 1,038,583 | 1,430,234 |
| Diluted weighted average shares outstanding | 38,543,087 | 34,205,120 | 33,577,927 |
| Diluted (loss) income per common share before dividends on unvested common stock | $ (0.09) | 2.48 | 7.68 |
| Dividends on unvested common stock, net of tax | (0.02) | (0.04) | (0.04) |
| Diluted (loss) earnings per common share | $ (0.11) | 2.44 | 7.64 |

The diluted weighted average shares outstanding for 2009 do not include the impact of outstanding stock options and unvested stock compensation programs because the effect of these items on diluted loss per common share would be anti-dilutive. The basic weighted average shares outstanding rose significantly in 2009 primarily due to the issuance of 6,500,000 shares of our common stock in June 2009.

## NEW ACCOUNTING STANDARDS

### Codification of FASB Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 168, "The FASB Accounting Standards Codification™ ("ASC") and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162." Under the provisions of SFAS 168, the ASC is established as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. In the FASB's view, the issuance of SFAS 168 and the ASC does not change GAAP for SEC registrants. The ASC became the exclusive authoritative reference for use in the Company's consolidated financial statements beginning with the periods ended September 30, 2009.

### Business Combinations

In December 2007, the FASB issued SFAS 141(revised), "Business Combinations" ("SFAS 141(R)"). The provisions of SFAS 141(R), now embedded within ASC Topic 805, "Business Combinations," change how we record in our consolidated financial statements identifiable assets acquired and the liabilities assumed in business combinations. This accounting standard requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires expensing of most transaction and restructuring costs. ASC Topic 805 principally applies prospectively to business combinations for which the acquisition date is after December 31, 2008, and the impact of its application on our consolidated financial statements will depend on the contract terms of any business combinations we may complete in the future.

### Noncontrolling Interests

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51." SFAS 160, now ASC Section 810-10-65, requires reporting entities to present noncontrolling (minority) interests as equity (as opposed to a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. We applied the provisions of this standard prospectively starting January 1, 2009, and its adoption did not have a material impact on our consolidated financial statements.

### Subsequent Events

In May 2009, the FASB issued SFAS 165, "Subsequent Events." SFAS 165, now ASC Topic 855, establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued. This standard, now effective, requires recognition in the financial statements of the effect of all subsequent events that provide additional evidence about conditions that existed at the balance sheet date, and disclosures of the date through which subsequent events have been evaluated.

### Consolidation of Variable Interest Entities

In June 2009, the FASB issued SFAS 167, "Amendments to FASB Interpretation ("FIN") No. 46(R)." SFAS 167 amends FIN 46(R) to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. The analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both (i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and (ii) the obligation to absorb losses of, or the right to receive benefits from, the variable interest entity that could potentially be significant to the entity. SFAS 167 also amends guidance in FIN 46(R) (i) for determining when an entity is a variable interest entity, including an additional reconsideration event for such determinations, (ii) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity, (iii) to eliminate the quantitative approach previously required for determining the primary beneficiary, and (iv) to enhance disclosures regarding an enterprise's involvement in a variable interest entity. SFAS 167 will be effective for the Company as of January 1, 2010. We do not believe that the adoption of SFAS 167 will have a material impact on our consolidated financial statements.

## (3) BUSINESS SEGMENTS

We manage and report our operations as four business segments:

The three geographic regions of Investor and Occupier Services ("IOS"):

(i) Americas,

(ii) Europe, Middle East and Africa ("EMEA"),

(iii) Asia Pacific; and

(iv) Investment Management, which offers investment management services on a global basis.

Each geographic region within IOS offers the full range of our Investor, Capital Markets and Occupier Services. The IOS business consists primarily of agency leasing and tenant representation, capital markets, property management, facilities management, project and development management, energy management and sustainability, construction management, and advisory, consulting and valuation services.

The Investment Management segment provides investment management services to institutional investors and high-net-worth individuals.

Operating income (loss) represents total revenue less direct and indirect allocable expenses. We allocate all expenses, other than interest and income taxes, as nearly all expenses incurred benefit one or more of the segments. Allocated expenses primarily consist of corporate global overhead. We allocate these corporate global overhead expenses to the business segments based on the budgeted operating expenses of each segment.

For segment reporting we show equity earnings (losses) from real estate ventures within our revenue line, especially since it is a very integral part of our Investment Management segment. Our measure of segment operating results also excludes restructuring charges. The Chief Operating Decision Maker of Jones Lang LaSalle measures the segment results with equity in earnings (losses) from real estate ventures, and without restructuring charges. We define the Chief Operating Decision Maker collectively as our Global Executive Committee, which is comprised of our Global Chief Executive Officer, Global Chief Operating and Financial Officer and the Chief Executive Officers of each of our reporting segments.

As stated in Note 2, we have reclassified certain prior year amounts to conform to the current presentation. Summarized financial information by business segment for 2009, 2008 and 2007 are as follows ($ in thousands):

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| **Investor and Occupier Services** | | | |
| **Americas** | | | |
| Segment revenue: | | | |
| Revenue | $1,032,784 | 933,004 | 763,603 |
| Equity (losses) income | (1,141) | 301 | 1,626 |
| | 1,031,643 | 933,305 | 765,229 |
| Operating expenses: | | | |
| Compensation, operating and administrative expenses | 897,891 | 818,369 | 659,392 |
| Depreciation and amortization | 47,526 | 47,808 | 25,387 |
| Operating income | $ 86,226 | 67,128 | 80,450 |
| **EMEA** | | | |
| Segment revenue: | | | |
| Revenue | $ 646,505 | 871,683 | 925,708 |
| Equity (losses) income | (2,747) | (840) | 373 |
| | 643,758 | 870,843 | 926,081 |
| Operating expenses: | | | |
| Compensation, operating and administrative expenses | 632,387 | 820,638 | 814,936 |
| Depreciation and amortization | 21,041 | 27,291 | 19,703 |
| Operating (loss) income | $ (9,670) | 22,914 | 91,442 |
| **Asia Pacific** | | | |
| Segment revenue: | | | |
| Revenue | $ 541,233 | 536,906 | 601,639 |
| Equity (losses) income | (2,371) | (732) | 502 |
| | 538,862 | 536,174 | 602,141 |
| Operating expenses: | | | |
| Compensation, operating and administrative expenses | 494,574 | 518,580 | 523,179 |
| Depreciation and amortization | 12,485 | 13,123 | 8,774 |
| Operating income | $ 31,803 | 4,471 | 70,188 |
| **Investment Management** | | | |
| Segment revenue: | | | |
| Revenue | $ 260,214 | 355,993 | 361,125 |
| Equity (losses) income | (52,608) | (4,191) | 9,715 |
| | 207,606 | 351,802 | 370,840 |
| Operating expenses: | | | |
| Compensation, operating and administrative expenses | 208,722 | 267,552 | 257,079 |
| Depreciation and amortization | 2,283 | 2,361 | 1,716 |
| Operating (loss) income | $ (3,399) | 81,889 | 112,045 |
| **Segment Reconciling Items:** | | | |
| Total segment revenue | $2,421,869 | 2,692,124 | 2,664,291 |
| Reclassification of equity (losses) income | (58,867) | (5,462) | 12,216 |
| Total revenue | 2,480,736 | 2,697,586 | 2,652,075 |
| Total segment operating expenses before restructuring charges | 2,316,909 | 2,515,722 | 2,310,166 |
| Restructuring charges (credits) | 47,423 | 30,401 | (411) |
| Operating income | $ 116,404 | 151,463 | 342,320 |

Identifiable assets by segment are those assets that are used by or are a result of each segment's business. Corporate assets are principally cash and cash equivalents, office furniture and computer hardware and software. The following table reconciles segment identifiable assets to consolidated assets and segment investments in real estate ventures to consolidated investments in real estate ventures.

| ($ IN THOUSANDS) | 2009 IDENTIFIABLE ASSETS | 2009 INVESTMENTS IN REAL ESTATE VENTURES | 2008 IDENTIFIABLE ASSETS | 2008 INVESTMENTS IN REAL ESTATE VENTURES |
|---|---|---|---|---|
| Investor and Occupier Services: | | | | |
| Americas | $1,697,292 | 1,369 | $1,575,151 | 1,625 |
| EMEA | 579,423 | 827 | 684,933 | 3,257 |
| Asia Pacific | 408,651 | 743 | 403,506 | 352 |
| Investment Management | 301,462 | 164,371 | 346,841 | 174,641 |
| Corporate | 110,105 | — | 66,594 | — |
| Consolidated | $3,096,933 | 167,310 | $3,077,025 | 179,875 |

The following table reconciles segment property and equipment expenditures to consolidated property and equipment expenditures.

| ($ IN THOUSANDS) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Investor and Occupier Services: | | | |
| Americas | $24,507 | 38,843 | 35,729 |
| EMEA | 7,833 | 28,506 | 53,616 |
| Asia Pacific | 6,218 | 15,975 | 13,086 |
| Investment Management | 1,860 | 4,113 | 2,323 |
| Corporate | 5,072 | 19,891 | 11,622 |
| Total Capital Expenditures | 45,490 | 107,328 | 116,376 |
| Less proceeds on dispositions | (1,241) | (3,626) | (2,633) |
| Net Capital Expenditures | $44,249 | 103,702 | 113,743 |

The following table sets forth the 2009 revenue and assets from our most significant currencies ($ in thousands).

| | TOTAL REVENUE | TOTAL ASSETS |
|---|---|---|
| United States dollar | $1,128,607 | 1,995,783 |
| Euro | 373,473 | 391,540 |
| British pound | 259,982 | 295,143 |
| Australian dollar | 163,525 | 100,543 |
| Singapore dollar | 118,740 | 31,632 |
| Japanese yen | 102,929 | 29,364 |
| Hong Kong dollar | 75,569 | 80,596 |
| Other currencies | 257,911 | 172,332 |
| | $2,480,736 | 3,096,933 |

We face restrictions in certain countries that limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies.

## (4) BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

We completed no material new business acquisitions in 2009 and 15 business acquisitions in 2008.

### 2009 Business Combinations Activity

In 2009, we paid $24.2 million to satisfy deferred business acquisition obligations, primarily for the 2006 acquisition of Spaulding & Slye in the United States and the 2008 acquisition of Churston Heard in England. We also recognized earn-out obligations of $12.4 million for (i) acquisitions completed in prior years resulting in payments of $5.4 million, (ii) additional deferred business acquisition obligations of $5.4 million that will be paid in 2010, and (iii) the issuance of 36,188 shares of the Company's common stock, valued at $1.6 million, issued as part of an earn-out agreement for the 2006 acquisition of RSP Group, a Dubai-based real estate investment advisory firm.

In the third quarter of 2009, the Company finalized its allocation of the purchase price of the 2008 acquisition of Staubach Holdings Inc. ("Staubach"). The final allocation of the $506.9 million of purchase consideration included increases in accounts receivable and other assets, increases in current liabilities, and decreases in identifiable intangible assets acquired, resulting in a net $49.3 million decrease in goodwill from the allocation of purchase price consideration at December 31, 2008. The final allocation of the purchase price and discussion of the Staubach acquisition is included in 2008 business combination activity discussed below.

**2008 Business Combinations Activity**
**Staubach Acquisition**
On July 11, 2008, we purchased all of the outstanding shares of Staubach Holdings Inc. ("Staubach"), a leading real estate services firm specializing in tenant representation in the United States. Staubach's extensive tenant representation capability and deep presence in key markets in the United States reinforces our integrated global platform and Corporate Solutions business.

At closing, we paid $123 million in cash, as adjusted for Staubach's net liabilities, and $100 million in shares of our common stock. The Company issued 1,997,682 shares of its common stock, which represented approximately 6% of the Company's outstanding shares. As required by the Merger Agreement, we determined the number of shares based on $100 million divided by the Adjusted Trading Price of $50.06, the average closing price of our common stock for the five consecutive trading days ending August 14, 2008.

The Merger Agreement also provides for the following deferred payments payable in cash: (i) $78 million in August 2010 (or in August 2011 if certain revenue targets are not met); (ii) $156 million in August 2011 (or in August 2012 if certain revenue targets are not met); and (iii) $156 million in August 2013. We discounted these deferred payments to a present value of $316 million as of July 11, 2008, based on a 6% annual discount rate and recorded this liability as a long-term deferred business acquisition obligation.

Staubach shareholders also are entitled to receive an earn-out payment of up to $114 million, payable on a sliding scale, if certain thresholds are met with respect to the performance of the Americas tenant representation business for the earn-out periods ended December 31, 2010, 2011 and 2012. This earn-out payment will be accounted for as purchase consideration if these performance thresholds are met.

Purchase consideration consisting of cash paid at closing, issuance of shares of common stock, the provision for deferred business acquisition obligations, assumption of net liabilities and capitalized acquisition costs was $506.9 million at December 31, 2008. The final allocation of purchase consideration was as follows ($ in thousands):

| | |
|---|---|
| Accounts receivable and other assets | $ 121,312 |
| Current liabilities | (100,915) |
| Current and deferred tax liabilities | (72,647) |
| Identifiable intangible assets | 34,902 |
| Goodwill | 524,234 |
| | $ 506,886 |

Identifiable intangible assets consist of intangible assets for acquired backlog of $22.1 million with a useful life of 10 months and customer contracts and other intangibles of $12.8 million with a weighted average useful life of 78 months.

We have included Staubach's results of operations with those of the Company since July 11, 2008. Pro forma consolidated results of operations, assuming the acquisition of Staubach occurred on January 1, 2007 and January 1, 2008 for the respective years ended December 31, 2008 and 2007 are as follows ($ in thousands, except per data):

| | **2008** | 2007 |
|---|---|---|
| Revenue | $ 2,935,559 | 3,000,963 |
| Operating expense | 2,742,830 | 2,621,285 |
| Operating income | $ 192,729 | 379,678 |
| Net income available to common shareholders | $ 99,305 | 261,129 |
| Basic earnings per common share | $ 2.91 | 7.68 |
| Basic weighted average shares outstanding | 34,146,192 | 34,019,062 |
| Diluted earnings per common share | $ 2.82 | 7.34 |
| Diluted weighted average shares outstanding | 35,253,084 | 35,575,609 |

Pro forma operating expense adjustments consist of adjustments to intangible amortization to reverse amortization recorded by Staubach and to record intangible amortization based on the Company's current estimate of identifiable intangibles and their associated useful lives.

Pro forma net income also includes interest expense adjustments based on the Company's estimate of interest that would have been incurred on deferred payments due to Staubach and due to an increase in borrowing under the Company's credit facility for cash paid at closing and various other acquisition related items.

The Company applied an estimated 39% tax rate to the pro forma adjustments. Pro forma weighted average shares include an adjustment to show the impact of the 1,997,682 shares issued as if they had been outstanding as of the beginning of all periods presented.

**Additional 2008 Business Combinations**

In 2008, we completed 14 acquisitions in addition to Staubach.

**Americas:** The Americas business segment completed three additional acquisitions:

1. The Standard Group LLC, a Chicago-based retail transaction management firm;
2. ECD Energy and Environment Canada, the leading environmental consulting firm in Canada and the developer of Green Globes, a technology platform for evaluating and rating building sustainability; and
3. HIA, a Brazilian hotel services company.

Terms for these three transactions included (i) cash paid at closing totaling approximately $5.5 million, (ii) consideration subject only to the passage of time recorded in "Deferred business acquisition obligations" on our consolidated balance sheet at a current fair value of $0.5 million, and (iii) additional consideration subject to earn-out provisions that will be paid only if the related conditions are achieved. These acquisitions resulted in $5.6 million of goodwill and identifiable intangibles of $0.6 million that will be amortized over their lives ranging up to four years. In 2008, an amendment was made to the earn-out provisions of the 2007 acquisition of Corporate Realty Advisors ("CRA"), a North Carolina corporate advisory and tenant representation firm, which resulted in $3.2 million to goodwill and deferred business acquisition obligations.

In addition, the Americas business segment paid a total of $37.4 million to satisfy deferred business acquisition obligations from the 2006 Spaulding & Slye acquisition and the 2007 acquisitions of Lee & Klatskin Associates and CRA.

**EMEA:** In 2008, the EMEA business segment made six acquisitions:

1. Creevy LLH Ltd, a Scotland-based firm that provides investment, leasing and valuation services for leisure and hotels properties;
2. Brune Consulting Management GmbH, a Germany-based retail management firm;
3. Kemper's Holding GmbH, a Germany-based retail specialist, making us the largest property advisory business in Germany and providing us with new offices in Leipzig, Cologne and Hannover;
4. The remaining 51% interest in a Finnish real estate services firm which previously operated under the name GVA. We acquired the initial 49% in 2007;
5. Churston Heard, a leading retail consultancy in the U.K. that offers a full range of retail services; and
6. Alkas, a Turkish based commercial real estate firm.

Terms for these transactions included (i) cash paid at closing totaling approximately $162.6 million, (ii) consideration subject only to the passage of time recorded in "Deferred business acquisition obligations" on our consolidated balance sheet at a current fair value of $14.0 million, and (iii) additional consideration subject to earn-out provisions that will be paid only if the related conditions are achieved. These acquisitions resulted in $166.9 million of goodwill and identifiable intangibles of $7.4 million that will be amortized over their lives ranging up to three years. In the third quarter of 2008, the Company finalized the purchase price relative to its 2006 acquisition of areAZero, an occupier fit-out business in Spain that resulted in the reclassification of $8.6 million from other assets to goodwill.

In addition, the EMEA business segment paid $5.2 million to satisfy deferred business acquisition obligations from the 2007 Hargreaves Goswell acquisition.

**Asia Pacific:** In 2008, the Asia Pacific business segment made five acquisitions:

1. Shore Industrial, an Australian commercial real estate agency;
2. Sallmanns Holdings Ltd, a valuation business based in Hong Kong;
3. The remaining 60% of a commercial real estate firm formed by the Company and Ray L. Davis, based in Australia;

4. Leechiu & Associates, an agency business in the Philippines; and

5. Creer & Berkeley Pty Ltd., an Australian property sales, leasing, management, valuation and consultancy firm;

Terms for these five transactions included (i) cash paid at closing totaling approximately $18.8 million, (ii) consideration subject only to the passage of time recorded in "Deferred business acquisition obligations" on our consolidated balance sheet at a current fair value of $13.4 million, and (iii) additional consideration subject to earn-out provisions that will be paid only if the related conditions are achieved. These acquisitions resulted in $28.7 million of goodwill and identifiable intangibles of $4.8 million that will be amortized over their lives ranging up to five years.

In the third quarter of 2008, the Company received regulatory approval to legally merge its India operations with those of the Trammell Crow Meghraj ("TCM") entity in which it acquired a 44.8% interest in 2007. As a result of the legal merger, the TCM shareholders exchanged their 55.2% ownership interest in TCM for 28.1% of the combined Indian subsidiary. The Company is required to repurchase this 28.1% of its Indian subsidiary, held by the former TCM shareholders, on fixed dates in 2010 and 2012. The Company recorded $44.1 million as a "Minority shareholder redemption liability", which represented the fair value of this 28.1% exchanged in the acquisition of the remaining TCM shares and a reclassification of the TCM shareholders' minority interest. As part of this acquisition, the Company recorded additional goodwill of $35.4 million and additional identifiable intangibles of $2.3 million. The minority shareholder redemption liability will ultimately be relieved through the repurchases of the 28.1% owned by minority shareholders in 2010 and 2012.

In addition, the Asia Pacific business segment paid $7.0 million in 2008 to satisfy deferred business acquisition obligations from the Sallmanns acquisition.

The 2008 acquisitions resulted in $7.0 million of goodwill from which we anticipate being able to deduct the amortization for tax purposes.

**Earn-out Payments**

At December 31, 2009, we had the potential to make earn-out payments on 16 acquisitions that are subject to the achievement of certain performance conditions. The maximum amount of the potential earn-out payments for these acquisitions was $180.8 million at December 31, 2009. These amounts may come due at various times over the next five years assuming the achievement of the applicable performance conditions.

**Goodwill and Other Intangible Assets**

We have $1.5 billion of unamortized intangibles and goodwill as of December 31, 2009. A significant portion of these unamortized intangibles and goodwill are denominated in currencies other than U.S. dollars, which means that a portion of the movements in the reported book value of these balances are attributable to movements in foreign currency exchange rates. The tables below set forth further details on the foreign exchange impact on intangible and goodwill balances. Of the $1.5 billion of unamortized intangibles and goodwill, $1,442.0 million represents goodwill with indefinite useful lives, which is not amortized. We will amortize the remaining $36.8 million of identifiable intangibles over their remaining finite useful lives.

The following table sets forth, by reporting segment, the movements in the net carrying amount of our goodwill with indefinite useful lives ($ in thousands):

| | INVESTOR AND OCCUPIER SERVICES | | | | |
|---|---|---|---|---|---|
| | AMERICAS | EMEA | ASIA PACIFIC | INVESTMENT MANAGEMENT | CONSOLIDATED |
| Balance as of January 1, 2008 | $357,606 | 192,238 | 122,356 | 21,804 | 694,004 |
| Additions | 582,266 | 175,597 | 64,080 | — | 821,943 |
| Impact of exchange rate movements | 61 | (51,254) | (11,466) | (4,625) | (67,284) |
| Balance as of January 1, 2009 | $939,933 | 316,581 | 174,970 | 17,179 | 1,448,663 |
| (Adjustments) additions | (46,048) | 11,631 | (2,404) | — | (36,821) |
| Impact of exchange rate movements | (1) | 16,426 | 12,319 | 1,365 | 30,109 |
| Balance as of December 31, 2009 | $893,884 | 344,638 | 184,885 | 18,544 | 1,441,951 |

The following table sets forth, by reporting segment, the movements in the gross carrying amount and accumulated amortization of our intangibles with finite useful lives ($ in thousands):

| | INVESTOR AND OCCUPIER SERVICES | | | | |
|---|---|---|---|---|---|
| | AMERICAS | EMEA | ASIA PACIFIC | INVESTMENT MANAGEMENT | CONSOLIDATED |
| **Gross Carrying Amount** | | | | | |
| Balance as of January 1, 2008 | $ 85,986 | 10,508 | 7,701 | 6,012 | 110,207 |
| Additions | 35,779 | 7,365 | 7,158 | — | 50,302 |
| Adjustment for fully amortized intangibles | (41,173) | (804) | (3,470) | (5,908) | (51,355) |
| Impact of exchange rate movements | — | (2,424) | (498) | 23 | (2,899) |
| Balance as of January 1, 2009 | $ 80,592 | 14,645 | 10,891 | 127 | 106,255 |
| (Adjustments) additions | (323) | (279) | 113 | — | (489) |
| Impact of exchange rate movements | — | 1,943 | 506 | (2) | 2,447 |
| Balance as of December 31, 2009 | $ 80,269 | 16,309 | 11,510 | 125 | 108,213 |
| **Accumulated Amortization** | | | | | |
| Balance as of January 1, 2008 | $(53,367) | (4,792) | (4,459) | (5,919) | (68,537) |
| Amortization expense | (21,785) | (7,264) | (2,668) | (56) | (31,773) |
| Adjustment for fully amortized intangibles | 41,173 | 804 | 3,470 | 5,908 | 51,355 |
| Impact of exchange rate movements | — | 1,856 | 170 | (7) | 2,019 |
| Balance as of January 1, 2009 | $(33,979) | (9,396) | (3,487) | (74) | (46,936) |
| Amortization expense | (16,522) | (3,453) | (2,393) | (51) | (22,419) |
| Impact of exchange rate movements | — | (1,639) | (428) | — | (2,067) |
| Balance as of December 31, 2009 | $(50,501) | (14,488) | (6,308) | (125) | (71,422) |
| **Net book value December 31, 2009** | $ 29,768 | 1,821 | 5,202 | — | 36,791 |

We amortize our intangible assets with finite lives on a straight-line basis over their useful lives. The weighted average amortization period of our intangible assets is 3.0 years and the remaining estimated future amortization expense for our intangibles with finite useful lives is as follows ($ in millions):

| | |
|---|---|
| 2010 | $10.1 |
| 2011 | 7.4 |
| 2012 | 6.1 |
| 2013 | 4.3 |
| 2014 | 3.7 |
| Thereafter | 5.2 |
| Total | $36.8 |

**(5) INVESTMENTS IN REAL ESTATE VENTURES**

As of December 31, 2009, we had total investments and loans of $167.3 million in approximately 50 separate property or fund co-investments.

In the past, we had repayment guarantees outstanding to third-party financial institutions in the event that underlying co-investment loans defaulted; however, we had no such guarantees at December 31, 2009.

Following is a table summarizing our investments in real estate ventures ($ in millions):

| TYPE OF INTEREST | PERCENT OWNERSHIP OF REAL ESTATE LIMITED PARTNERSHIP VENTURE | ACCOUNTING METHOD | CARRYING VALUE |
|---|---|---|---|
| General partner | 0% to 1% | Equity | $ 0.2 |
| Limited partner with advisory agreements | <1% to 48.78% | Equity | 167.1 |
| Total equity method | | | $167.3 |

We utilize two investment vehicles to facilitate the majority of our co-investment activity. LaSalle Investment Company I ("LIC I") is a series of four parallel limited partnerships which serve as our investment vehicle for substantially all co-investment commitments made through December 31, 2005. LIC I is fully committed to underlying real estate ventures. At December 31, 2009, our maximum potential unfunded commitment to LIC I is euro 9.3 million ($13.3 million). LaSalle Investment Company II ("LIC II"), formed in January 2006, is comprised of two parallel limited partnerships which serve as our investment vehicle for most new co-investments. At December 31, 2009, LIC II has unfunded capital commitments for future fundings of co-investments of $272.1 million, of which our 48.78% share is $132.7 million. The $132.7 million commitment is part of our maximum potential unfunded commitment to LIC II at December 31, 2009 of $362.8 million.

LIC I and LIC II invest in certain real estate ventures that own and operate commercial real estate. We have an effective 47.85% ownership interest in LIC I, and an effective 48.78% ownership interest in LIC II; primarily institutional investors hold the remaining 52.15% and 51.22% interests in LIC I and LIC II, respectively. We account for our investments in LIC I and LIC II under the equity method of accounting in the accompanying consolidated financial statements. Additionally, a non-executive Director of Jones Lang LaSalle is an investor in LIC I on equivalent terms to other investors.

LIC I's and LIC II's exposures to liabilities and losses of the ventures are limited to their existing capital contributions and remaining capital commitments. We expect that LIC I will draw down on our commitment over the next three to five years to satisfy its existing commitments to underlying funds, and we expect that LIC II will draw down on our commitment over the next four to eight years as it enters into new commitments. Our Board of Directors has endorsed the use of our co-investment capital in particular situations to control or bridge finance existing real estate assets or portfolios to seed future investments within LIC II. The purpose is to accelerate capital raising and growth in assets under management. Approvals for such activity are handled consistently with those of the Firm's co-investment capital. At December 31, 2009 no bridge financing arrangements were outstanding.

As of December 31, 2009, LIC II maintains a $35.0 million revolving credit facility (the "LIC II Facility"), principally for working capital needs. The revolving credit facility maintained by LIC I was repaid in full and expired during the fourth quarter of 2009.

The LIC II Facility contains a credit rating trigger and a material adverse condition clause. If either of the credit rating trigger or the material adverse condition clauses becomes triggered, the facility would be in default and outstanding borrowings would need to be repaid. Such a condition would require us to fund our pro-rata share of the then outstanding balance on LIC II, which is the limit of our liability. The maximum exposure to Jones Lang LaSalle, assuming that the LIC II Facility was fully drawn, would be $17.1 million. The exposure is included within and cannot exceed our maximum potential unfunded commitment to LIC II of $362.8 million. As of December 31, 2009, LIC II had $21.0 million of outstanding borrowings on the facility.

The following table summarizes the discussion above relative to LIC I and LIC II at December 31, 2009 ($ in millions):

| | LIC I | LIC II |
|---|---|---|
| Our effective ownership interest in co-investment vehicle | 47.85% | 48.78% |
| Our maximum potential unfunded commitments | $ 13.3 | $362.8 |
| Our share of unfunded capital commitments to underlying funds | 10.3 | 132.7 |
| Our maximum exposure assuming facilities are fully drawn | N/A | 17.1 |
| Our share of exposure on outstanding borrowings | N/A | 10.3 |

Exclusive of our LIC I and LIC II commitment structures, we have potential obligations related to unfunded commitments to other real estate ventures, the maximum of which is $8.7 million at December 31, 2009.

For the year ended December 31, 2009, funding of co-investments exceeded return of capital by $37.6 million. We expect to continue to pursue co-investment opportunities with our real estate money management clients in the Americas, EMEA and Asia Pacific. Co-investment remains very important to the continued growth of Investment Management.

The following table summarizes the combined financial information for the unconsolidated ventures (including those that are held via LIC I and LIC II), accounted for under the equity method of accounting ($ in millions):

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Balance Sheet: | | | |
| Investments in real estate, net of depreciation | $18,471.0 | 17,777.2 | 14,658.3 |
| Total assets | 20,969.0 | 21,926.2 | 19,095.5 |
| Mortgage indebtedness | 11,936.6 | 10,950.5 | 8,638.7 |
| Other borrowings | 504.1 | 909.4 | 1,057.8 |
| Total liabilities | 14,079.6 | 14,277.1 | 11,621.1 |
| Total equity | $ 6,889.4 | 7,649.1 | 7,474.4 |
| Statements of Operations: | | | |
| Revenue | $ 1,644.8 | 1,265.8 | 1,167.6 |
| Net earnings (loss) | (2,888.7) | (411.4) | 100.1 |

The following table shows our interests in these unconsolidated ventures ($ in millions):

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Equity investments in real estate ventures | $167.3 | 176.9 | 148.5 |
| Loans to real estate ventures | — | 3.0 | 3.3 |
| Total investments in real estate ventures | $167.3 | 179.9 | 151.8 |
| Equity in earnings (losses) from real estate ventures recorded by Jones Lang LaSalle | $ (58.9) | (5.5) | 12.2 |

During the first quarter of 2007, we sold our investment in LoopNet, an investment in available-for-sale securities under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and recognized a "Gain on sale of investments" of $2.4 million. During the second quarter of 2007, we recognized a $3.7 million gain on sale of SiteStuff, Inc., a company in which we had a cost method investment.

**Impairment**

We review our investments in real estate ventures on a quarterly basis for indications of whether the carrying value of the real estate assets underlying our investments in real estate ventures may not be recoverable or whether our investment in these co-investments is other than temporarily impaired. When events or changes in circumstances indicate that the carrying amount of a real estate asset underlying one of our investments in real estate ventures may be impaired, we review the recoverability of the carrying amount of the real estate asset in comparison to an estimate of the future undiscounted cash flows expected to be generated by the underlying asset. When the carrying amount of the real estate asset is in excess of the future undiscounted cash flows, we use a discounted cash flow approach to determine the fair value of the asset in computing the amount of the impairment. Additionally, we consider a number of factors, including our share of co-investment cash flows and the fair value of our co-investments, in determining whether or not our investment is other than temporarily impaired.

Due to further declines in real estate markets, which are having an adverse impact on rental income assumptions and forecasted exit capitalization rates, we determined that certain real estate investments had become impaired during 2009. The results of these impairment analyses were primarily responsible for our recognition of $51.2 million of non-cash charges in 2009, which are included in equity in losses from real estate ventures, representing our equity share of these charges. We recorded $5.8 million of impairment charges in 2008. There were no impairment charges in equity earnings in 2007. It is reasonably possible that if real estate values continue to decline, we may sustain additional impairment charges on our investments in real estate ventures in future periods.

**(6) STOCK COMPENSATION PLANS**

The Jones Lang LaSalle Amended and Restated Stock Award and Incentive Plan ("SAIP") provides for the granting of various stock awards to eligible employees of Jones Lang LaSalle. Such awards include restricted stock units and options to purchase a specified number of shares of common stock. There were approximately 2.7 million shares available for grant under the SAIP at December 31, 2009.

Share-based compensation expense is included within the "Compensation and benefits" line of our consolidated statement of earnings. Share-based compensation expense for the years ended December 31, 2009, 2008 and 2007 consisted of the following ($ in thousands):

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Restricted stock unit awards | $45,870 | 53,134 | 53,633 |
| UK SAYE | 745 | 1,052 | 1,408 |
| Stock option awards | — | 4 | 22 |
| | $46,615 | 54,190 | 55,063 |

We amortize the fair value of share-based compensation on a straight-line basis over the associated vesting periods for each separately vesting portion of an award. Employees age 55 or older, with a sum of age plus years of service with the Company which meets or exceeds 65, are eligible to be considered for receipt of retirement benefits upon departure from the Company. These criteria trigger application of certain provisions of ASC Topic 718, "Compensation – Stock Compensation," whereby compensation expense for restricted stock unit awards granted to employees meeting the established criteria after our January 1, 2006 adoption of ASC Topic 718 is accelerated such that all expense for an employee's award is recognized by the time that employee meets the criteria to be considered for retirement eligibility.

**Restricted Stock Unit Awards**
Restricted stock activity in 2009 was as follows:

| | SHARES (THOUSANDS) | WEIGHTED AVERAGE GRANT DATE FAIR VALUE | WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE | AGGREGATE INTRINSIC VALUE ($ IN MILLIONS) |
|---|---|---|---|---|
| Unvested at January 1, 2009 | 1,993.7 | $69.89 | | |
| Granted | 1,603.0 | 29.72 | | |
| Vested | (825.5) | 65.44 | | |
| Forfeited | (76.5) | 56.14 | | |
| Unvested at December 31, 2009 | 2,694.7 | $47.74 | 1.77 years | $162.8 |
| Unvested shares expected to vest | 2,618.3 | $47.65 | 1.77 years | $158.1 |

We determine the fair value of restricted stock units based on the market price of the Company's common stock on the grant date. As of December 31, 2009, there was $36.4 million of remaining unamortized deferred compensation related to unvested restricted stock units. The remaining cost of unvested restricted stock units granted through December 31, 2009 will be recognized over varying periods through 2014.

Shares vested during the years ended December 31, 2009, 2008 and 2007 had fair values of $54.0 million, $41.8 million, and $100.2 million, respectively.

**Stock Option Awards**
We have granted stock options at the market value of common stock at the date of grant. Our options vested at such times and conditions as the Compensation Committee of our Board of Directors determined and set forth in the related award agreement; the most recent options, granted in 2003, vested over periods of up to five years. As a result of a change in compensation strategy, we do not currently use stock option grants as part of our employee compensation program.

Stock option activity in 2009 is as follows:

| | OPTIONS (THOUSANDS) | WEIGHTED AVERAGE EXERCISE PRICE | WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE | AGGREGATE INTRINSIC VALUE ($ IN MILLIONS) |
|---|---|---|---|---|
| Outstanding at January 1, 2009 | 118.0 | $20.30 | | |
| Granted | — | — | | |
| Exercised | (36.1) | 22.83 | | |
| Forfeited | (18.1) | 26.47 | | |
| Outstanding at December 31, 2009 | 63.8 | $17.13 | 1.86 years | $2.8 |
| Exercisable at December 31, 2009 | 63.8 | $17.13 | 1.86 years | $2.8 |

The following table summarizes information about stock option exercises and intrinsic values for the years ended December 31, 2009, 2008 and 2007 ($ in millions):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Number of options exercised | 36,116 | 64,049 | 122,309 |
| Intrinsic value | $ 1.4 | 0.7 | 6.6 |

Cash received from stock option exercises was $0.9 million and $2.2 million, and the associated tax benefit realized was $0.1 million and $1.3 million for the years ended December 31, 2009 and 2008, respectively.

**Other Stock Compensation Programs**

U.S. Employee Stock Purchase Plan—In 1998, we adopted an Employee Stock Purchase Plan ("ESPP") for eligible U.S.-based employees. Through March 31, 2009, we enhanced employee contributions for stock purchases through an additional contribution of a 5% discount on the purchase price as of the end of each three month program period. Employee contributions and our contributions vest immediately. Since its inception, 1,636,678 shares have been purchased under the program through March 31, 2009. In the first quarter of 2009, 96,046 shares having a grant date market value of $23.26 were purchased under the program. Effective April 1, 2009, the 5% discount has been discontinued, program periods are now one month in length, and purchases are broker-assisted on the open market. We do not record any compensation expense with respect to this program.

UK SAYE—The Jones Lang LaSalle Savings Related Share Option (UK) Plan ("Save As You Earn" or "SAYE") for eligible employees of our UK and Irish operations. Our Compensation Committee originally approved the reservation of 500,000 shares for the SAYE on May 14, 2001. At our 2006 Annual Meeting, our shareholders approved an increase of 500,000 in the number of shares reserved for issuance under the SAYE. Under the SAYE plan, employees make an election to contribute to the plan in order that their savings might be used to purchase stock at a 15% discount provided by the Company. The options to purchase stock with such savings vest over a period of three or five years.

Options granted to our UK-based employees for the years ended December 31, 2009, 2008 and 2007 are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Options granted | 326,000 | 85,000 | 40,000 |
| Exercise price | $ 19.47 | 60.66 | 90.02 |

The fair values of options granted under the SAYE plan are amortized over their respective vesting periods. At December 31, 2009 there were 369,995 options outstanding under the SAYE plan.

**(7) RETIREMENT PLANS**

**Defined Contribution Plans**

We have a qualified profit sharing plan that incorporates United States Internal Revenue Code Section 401(k) for our eligible U.S. employees. We make employer match contributions under this qualified profit sharing plan that are included in the accompanying consolidated statements of operations. For the years ended December 31, 2009, 2008 and 2007 our employer contributions were $10.4 million, $9.5 million and $7.5 million, respectively. Related trust assets of the Plan are managed by trustees and are excluded from the accompanying consolidated financial statements.

We maintain several defined contribution retirement plans for our eligible non-U.S. employees. Our contributions to these plans were approximately $15.5 million, $17.5 million and $14.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

**Defined Benefit Plans**

We maintain four contributory defined benefit pension plans in the United Kingdom (U.K.), Ireland and Holland to provide retirement benefits to eligible employees. It is our policy to fund the minimum annual contributions required by applicable regulations. We use a December 31 measurement date for our plans.

Net periodic pension cost for the years ended December 31, 2009, 2008 and 2007 consisted of the following ($ in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Employer service cost—benefits earned during the year | $ 2,747 | 3,654 | 3,682 |
| Interest cost on projected benefit obligation | 9,078 | 11,316 | 11,312 |
| Expected return on plan assets | (9,841) | (13,051) | (13,353) |
| Net amortization/deferrals | 211 | 385 | 2,268 |
| Recognized actuarial loss (gain) | 60 | (27) | — |
| Net periodic pension cost | $ 2,255 | 2,277 | 3,909 |

The following tables provide reconciliations of projected benefit obligations and plan assets (the net of which is our funded status), as well as the funded status and accumulated benefit obligations, of our defined benefit pension plans as of December 31, 2009 and 2008 ($ in thousands):

| | 2009 | 2008 |
|---|---|---|
| Change in benefit obligation: | | |
| Projected benefit obligation at beginning of year | $135,158 | 213,286 |
| Service cost | 2,747 | 3,654 |
| Interest cost | 9,078 | 11,316 |
| Plan participants' contributions | 749 | 739 |
| Benefits paid | (4,076) | (6,295) |
| Actuarial loss (gain) | 32,708 | (42,919) |
| Changes in currency translation rates | 13,301 | (44,566) |
| Other | (1,338) | (57) |
| Projected benefit obligation at end of year | $188,327 | 135,158 |

| | 2009 | 2008 |
|---|---|---|
| Change in plan assets: | | |
| Fair value of plan assets at beginning of year | $143,824 | 219,636 |
| Actual return on plan assets | 21,895 | (30,487) |
| Plan contributions | 7,320 | 8,368 |
| Benefits paid | (4,076) | (6,295) |
| Changes in currency translation rates | 13,824 | (47,341) |
| Other | (1,338) | (57) |
| Fair value of plan assets at end of year | 181,449 | 143,824 |
| Funded status and net amount recognized | (6,878) | 8,666 |
| Accumulated benefit obligation at end of year | $185,514 | 132,566 |

The fair value of plan assets for two of the Company's defined benefit plans exceeds the projected benefit obligations at December 31, 2009. The other two plans have a projected benefit obligation of $165.9 million and plan assets with a fair value of $156.8 million, at December 31, 2009.

Defined benefit pension plan amounts recognized in the accompanying Consolidated Balance Sheets as of December 31, 2009 and 2008 include the following ($ in thousands):

| | 2009 | 2008 |
|---|---|---|
| Pension liabilities | $ (8,210) | (4,101) |
| Other noncurrent assets | 1,332 | 12,767 |
| Accumulated other comprehensive loss | 20,885 | 16,224 |
| Net amount recognized | $14,007 | 24,890 |

Amounts in accumulated other comprehensive income yet to be recognized as components of net periodic pension cost are comprised of $21.1 million of actuarial losses and $0.2 million of prior service cost as of December 31, 2009. We anticipate that $1.6 million of this accumulated other comprehensive loss will be recognized as net periodic pension cost in 2010.

The ranges of assumptions we used in developing the projected benefit obligation as of December 31 and in determining net periodic benefit cost for the years ended December 31 were as follows:

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Discount rate used in determining present values | 5.70% to 6.20% | 5.70% to 6.70% | 5.35% to 5.80% |
| Annual increase in future compensation levels | 2.00% to 5.00% | 2.00% to 4.30% | 2.00% to 4.90% |
| Expected long-term rate of return on assets | 3.30% to 6.98% | 3.40% to 6.90% | 3.60% to 6.65% |

The discount rate assumptions used for these pension plans were based on the yield of investment grade bonds with durations consistent with the liabilities of these plans.

Plan assets consist of diversified portfolios principally comprised of equity and debt securities. The investments and investment policies of these defined benefit plans are controlled by trusts. The investment objective of these trusts is to invest plan assets in such a manner that members' benefit entitlements can be paid when they come due. Plan assets are invested with a long-term focus to achieve a return on investment that is based on levels of liquidity and investment risk that the trustees, in consultation with the Company's management, believe are prudent and reasonable. These trusts set investment target allocations, but generally are not prohibited by the Company from investing in certain types of assets. The pension plan assets held no derivative instruments at December 31, 2009.

The fair value of plan assets of the UK and Irish plans was determined using quoted market prices, Level 1 inputs, and significantly observable inputs, Level 2 inputs. The fair value of plan assets at December 31, 2009 determined using Level 1 inputs was $164.3 million and Level 2 inputs was $3.1 million. The expected long-term rate of return on these assets is based on historical trends for similar asset classes, as well as current economic conditions.

The Company's Holland defined benefit plan assets are invested with a third party insurance company that guarantees the payments of benefits earned under this plan. The fair values of the plan assets for this plan were $14.0 million and $11.8 million at December 31, 2009 and 2008, respectively. The valuation of these assets was determined by the third party insurance company and is a Level 3 valuation.

The allocation of pension plan assets at December 31, 2009 and 2008 is as follows:

| | **2009** | 2008 |
|---|---|---|
| Equity securities | | |
| U.K. equities | 25% | 23% |
| Non-U.K. equities | 32% | 30% |
| Debt securities | | |
| Corporate bonds | 34% | 34% |
| Government and other | 2% | 2% |
| Cash & Other | 7% | 11% |
| | 100% | 100% |

The actual asset allocation at December 31, 2009 approximates the plan's target asset allocation percentages.

Future contributions and payments—We expect to contribute $7.1 million to our defined benefit pension plans in 2010. Additionally, the following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid ($ in millions):

| | PENSION BENEFIT PAYMENTS |
|---|---|
| 2010 | $ 5.1 |
| 2011 | 5.8 |
| 2012 | 6.2 |
| 2013 | 7.0 |
| 2014 | 7.7 |
| 2015 to 2020 | 52.8 |

## (8) INCOME TAXES

For the years ended December 31, 2009, 2008 and 2007, our provision for income taxes consisted of the following ($ in thousands):

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| U.S. Federal: | | | |
| Current | $ 2,431 | 41,667 | 5,982 |
| Deferred | (33,209) | (54,872) | (4,479) |
| | (30,778) | (13,205) | 1,503 |
| State and Local: | | | |
| Current | 579 | 9,920 | 1,424 |
| Deferred | (7,906) | (13,064) | (1,066) |
| | (7,327) | (3,144) | 358 |
| International: | | | |
| Current | 31,273 | 51,783 | 108,181 |
| Deferred | 12,509 | (6,691) | (22,447) |
| | 43,782 | 45,092 | 85,734 |
| Total | $ 5,677 | 28,743 | 87,595 |

In 2009, 2008 and 2007 our current tax expense was reduced by $0.0 million, $18.3 million and $4.6 million, respectively, due to the utilization of prior years' net operating loss carryovers.

Income tax expense for 2009, 2008 and 2007 differed from the amounts computed by applying the U.S. federal income tax rate of 35% to earnings before provision for income taxes as a result of the following ($ in thousands):

| | **2009** | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| Computed "expected" tax expense | $ 882 | 35.0% | $ 40,401 | 35.0% | $121,660 | 35.0% |
| Increase (reduction) in income taxes resulting from: | | | | | | |
| State and local income taxes, net of federal income tax benefit | (949) | (37.7%) | (3,123) | (2.7%) | (28) | 0.0% |
| Amortization of goodwill and other intangibles | (1,247) | (49.5%) | (1,361) | (1.2%) | (1,529) | (0.4%) |
| Nondeductible expenses | 720 | 28.6% | 2,480 | 2.1% | 2,916 | 0.8% |
| International earnings taxed at varying rates | (21,986) | (872.8%) | (25,798) | (22.3%) | (33,024) | (9.5%) |
| Valuation allowances | 19,341 | 767.8% | 19,470 | 16.9% | 350 | 0.1% |
| Return to provision adjustment | 5,352 | 212.5% | (3,007) | (2.6%) | (553) | (0.2%) |
| Other, net | 3,564 | 141.5% | (319) | (0.3%) | (2,197) | (0.6%) |
| | $ 5,677 | 225.4% | $ 28,743 | 24.9% | $ 87,595 | 25.2% |

For the years ended December 31, 2009, 2008 and 2007, our income (loss) before taxes from domestic (U.S.) and international sources is as follows ($ in thousands):

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Domestic | $(103,789) | (44,360) | 59,044 |
| International | 106,308 | 159,793 | 288,556 |
| Total | $ 2,519 | 115,433 | 347,600 |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below ($ in thousands):

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Deferred tax assets attributable to: | | | |
| Accrued expenses | $115,363 | 162,643 | 82,408 |
| U.S. federal and state loss carryforwards | 68,941 | 1,456 | 17,285 |
| Allowances for uncollectible accounts | 6,875 | 5,249 | 3,874 |
| International loss carryforwards | 55,737 | 32,800 | 11,083 |
| Property and equipment | 11,050 | 11,446 | 4,815 |
| Investments in real estate ventures | 46,605 | 11,917 | 12,252 |
| Pension liabilities | 10,400 | — | 3,988 |
| Other | 1,583 | 7,503 | 11,878 |
| | $316,554 | 233,014 | 147,583 |
| Less valuation allowances | (40,048) | (21,984) | (2,511) |
| | $276,506 | 211,030 | 145,072 |
| Deferred tax liabilities attributable to: | | | |
| Prepaid pension asset | $ — | 5,486 | — |
| Intangible assets | 52,398 | 49,843 | 28,118 |
| Income deferred for tax purposes | 2,073 | 1,129 | — |
| Other | 4,210 | 124 | 802 |
| | $ 58,681 | 56,582 | 28,920 |

A deferred U.S. tax liability has not been provided on the unremitted earnings of international subsidiaries because it is our intent to permanently reinvest such earnings outside of the United States. If repatriation of all such earnings were to occur, and if we were unable to utilize foreign tax credits due to the limitations of U.S. tax law, we estimate our maximum resulting U.S. tax liability would be $265.0 million, net of the benefits of utilization of U.S. federal and state carryovers.

As of December 31, 2009, the Company had an available U.S. net operating loss carryback and carryforward of $138.9 million which expires after 2029, U.S. state net operating loss carryforwards of $2.7 million, which expire after 2009 through 2025; and international net operating loss carryforwards of $346.9 million, which begin to expire after 2009.

As of December 31, 2009, we believe it is more likely than not that the net deferred tax asset of $217.8 million will be realized based upon our estimates of future income and the consideration of net operating losses, earnings trends and tax planning strategies. Valuation allowances have been provided with regard to the tax benefit of certain international net operating loss carryforwards, for which we have concluded that recognition is not yet appropriate under ASC Topic 740 "Income Taxes." In 2009, we reduced valuation allowances by $7.8 million on some jurisdictions' net operating losses due to the utilization or expiration of those losses, and we increased valuation allowances by $25.8 million for other jurisdictions based upon circumstances that caused us to establish or continue to provide valuation allowances on current or prior year losses in addition to those provided in prior years.

As of December 31, 2009, our net current liability for income tax was $90.5 million.

The Company or one of its subsidiaries files income tax returns in the United States including 45 states and 23 cities and the District of Columbia and Puerto Rico, the United Kingdom including England and Scotland, Australia, Germany, The Peoples' Republic of China including Hong Kong and Macau, France, Japan, Singapore, India, The Netherlands, and Spain as well as 52 other countries. Generally, the Company's open tax years include those from 2005 to the present, although reviews of taxing authorities for more recent years have been completed or are in process in a number of jurisdictions.

Tax examinations or other reviews were completed during 2009 in Russia, the United Kingdom, Japan, France, the State of Louisiana, the District of Colombia, the City of Los Angeles, and the State of Michigan. As of December 31, 2009, the Company is under examination in France; Germany; India; Indonesia; Thailand; the Philippines; New Zealand; Hong Kong; and Shanghai, Guangzhou and Beijing within the Peoples' Republic of China. One of our acquired companies, Staubach, is under examination by the U.S. Internal Revenue Service for periods before the acquisition. The Company does not expect material changes to its financial position to result from these examinations.

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. As a result of the implementation of FIN 48, the Company did not recognize any adjustment to its retained earnings or any change to its liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2009 is as follows ($ in millions):

| | |
|---|---|
| Balance at January 1, 2009 | $79.9 |
| Additions based on tax positions related to the current year | 7.2 |
| Additions for tax positions of prior years | 2.9 |
| Reductions for use of reserves | (1.0) |
| Settlements | — |
| Balance at December 31, 2009 | $89.0 |

Included in the balance of unrecognized tax benefits at December 31, 2009 are $49.2 million of tax benefits, that if recognized, would only impact the effective tax rate to the extent the recognized amounts change in a subsequent period as a result of new information or ultimate settlement.

The Company believes it is reasonably possible that $58.7 million of gross unrecognized tax benefits will be settled within twelve months after December 31, 2009. This may occur due to the conclusion of an examination by tax authorities. The Company further expects that the amount of unrecognized tax benefits will continue to change as the result of ongoing operations, the outcomes of audits, and the passing of statutes of limitations. We do not expect this change to have a significant impact on the results of operations or the financial position of the Company. We do not believe that we have material tax positions for which the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility.

The Company recognizes interest accrued and penalties, if any, related to income taxes as a component of income tax expense. During the years ended December 31, 2009, 2008 and 2007, the company recognized approximately $3.5 million, $2.3 million and $0.2 million, respectively, in interest and no penalties. The Company had approximately $6.3 million and $6.6 million for the payment of interest accrued at December 31, 2009, and 2008, respectively.

**(9) DEBT**

As of December 31, 2009, we had the ability to borrow up to $850 million on an unsecured revolving credit facility and a term loan agreement (together the "Facilities"), with capacity to borrow up to an additional $58.9 million under local overdraft facilities. There are currently 17 banks participating in our Facilities, which have a maturity of June 2012. Pricing on the Facilities ranges from LIBOR plus 225 basis points to LIBOR plus 400 basis points, with a LIBOR floor of 125 basis points. As of December 31, 2009, our pricing on the Facilities was 4.25%. We will continue to use the Facilities for working capital needs, investments, capital expenditures, and acquisitions. Interest and principal payments on outstanding borrowings against the facilities will fluctuate based on our level of borrowing.

As of December 31, 2009, we had only our term loan borrowings of $175.0 million outstanding on the Facilities. We also had short-term borrowings (including capital lease obligations and local overdraft facilities) of $23.4 million outstanding at December 31, 2009, with $23.0 million attributable to local overdraft facilities.

With respect to the Facilities, we must maintain a consolidated net worth of at least $1.1 billion, a leverage ratio not exceeding 3.75 to 1 through March 2011 at which point the maximum allowable leverage ratio decreases to 3.50 to 1 through September 2011 and 3.25 to 1 thereafter, and a minimum cash interest coverage ratio of 2.0 to 1. Included in debt for the calculation of the leverage ratio is the present value of deferred business acquisition obligations and included in Adjusted EBITDA (as defined in the Facilities) are, among other things, (i) an add-back for stock compensation expense, (ii) the addition of the EBITDA of acquired companies, including Staubach, earned prior to acquisition, as well as (iii) add-backs for certain impairment and non-recurring charges. Rent expense is added back to both Adjusted EBITDA and cash paid interest for the calculation of the cash interest coverage ratio. In addition, we are restricted from, among other things, incurring certain levels of indebtedness to lenders outside of the Facilities and disposing of a significant portion of our assets. Lender approval or waiver is required for certain levels of co-investment, acquisitions, capital expenditures and dividend increases. We are in compliance with all covenants as of December 31, 2009. The deferred business acquisition obligation provisions of the Staubach Merger Agreement also contain certain conditions which are considerably less restrictive than those we have under our Facilities.

The Facilities bear variable rates of interest based on market rates. We are authorized to use interest rate swaps to convert a portion of the floating rate indebtedness to a fixed rate; however, none were used during the last three years and none were outstanding as of December 31, 2009.

The effective interest rate on our debt was 3.7% in 2009, compared to 4.1% in 2008.

**(10) LEASES**

We lease office space in various buildings for our own use. The terms of these non-cancelable operating leases provide for us to pay base rent and a share of increases in operating expenses and real estate taxes in excess of defined amounts. We also lease equipment under both operating and capital lease arrangements.

Minimum future lease payments (e.g., base rent for leases of office space) due in each of the next five years ending December 31 and thereafter are as follows ($ in thousands):

| | OPERATING LEASES | CAPITAL LEASES |
|---|---|---|
| 2010 | $ 93,404 | 90 |
| 2011 | 72,848 | 35 |
| 2012 | 57,195 | 27 |
| 2013 | 46,682 | 14 |
| 2014 | 40,761 | — |
| Thereafter | 80,074 | — |
| Less: Amount representing interest | — | 8 |
| Minimum lease payments | $390,964 | 174 |

As of December 31, 2009, we have accrued liabilities related to excess lease space of $1.6 million. The total of minimum rentals to be received in the future under noncancelable operating subleases as of December 31, 2009 was $24.8 million.

Rent expense was $109.8 million, $110.9 million and $88.0 million during 2009, 2008 and 2007, respectively.

**(11) TRANSACTIONS WITH AFFILIATES**

As part of our co-investment strategy we have equity interests in real estate ventures, some of which have certain of our officers as trustees or board of director members, and from which we earn advisory and management fees. Included in the accompanying Consolidated Financial Statements are revenue of $166.8 million, $240.6 million and $207.7 million for 2009, 2008 and 2007, respectively, as well as receivables of $15.9 million, $27.5 million and $31.0 million at December 31, 2009, 2008 and 2007, respectively, related to these equity interests.

The outstanding balance of loans to employees at December 31, 2009 is shown in the following table ($ in millions). (1)

| | 2009 |
|---|---|
| Loans related to co-investments (2) | $ 2.2 |
| Travel, relocation and other miscellaneous advances | 41.5 |
| | $43.7 |

(1) The Company has not extended or maintained credit, arranged for the extension of credit or renewed the extension of credit, in the form of a personal loan to or for any director or executive officer of the Company since the enactment of the Sarbanes-Oxley Act of 2002.

(2) These loans have been made to allow employees the ability to participate in investment fund opportunities. All of these loans are nonrecourse loans.

**(12) COMMITMENTS AND CONTINGENCIES**

We are a defendant in various litigation matters arising in the ordinary course of business, some of which involve claims for damages that are substantial in amount. Many of these litigation matters are covered by insurance (including insurance provided through a captive insurance company), although they may nevertheless be subject to large deductibles or retentions and the amounts being claimed may exceed the available insurance. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the ultimate resolution of such claims and litigation will not have a material adverse effect on our financial position, results of operations or liquidity.

**(13) RESTRUCTURING**

In 2009, we recognized $47.4 million of restructuring charges, consisting of $38.7 million of employee termination costs, $6.9 million of integration-related costs incurred as a result of the Staubach acquisition for office moving costs, employee retention payments, training, re-branding and other transition-related costs, and $1.8 million of lease exit costs.

At December 31, 2008 we had $9.4 million of employee termination costs accrued as part of 2008 restructuring charges. We paid employee termination costs of $36.6 million in 2009, and have $11.5 million of accrued employee termination costs in Accrued compensation on our consolidated balance sheet at December 31, 2009.

**(14) SUBSEQUENT EVENTS**

We have evaluated events and transactions that have occurred subsequent to December 31, 2009 through February 26, 2010, the date of issuance of our consolidated financial statements, for potential recognition or disclosure in these consolidated financial statements.

## QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table sets forth certain unaudited consolidated statements of operations data for each of our past eight quarters. In our opinion, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this report, and includes all adjustments, consisting only of normal recurring adjustments and accruals, that we consider necessary for a fair presentation. The unaudited consolidated quarterly information should be read in conjunction with our Consolidated Financial Statements and the notes thereto as well as the "Summary of Critical Accounting Policies and Estimates" section within "Management's Discussion and Analysis of Financial Condition and Results of Operations." The operating results for any quarter are not necessarily indicative of the results for any future period.

We note the following points regarding how we prepare and present our financial statements on a periodic basis.

### Periodic Accounting for Incentive Compensation

An important part of our overall compensation package is incentive compensation, which we typically pay to employees in the year after it is earned. In our interim financial statements, we have accrued for incentive compensation based on the percentage of compensation costs and adjusted operating income relative to forecasted compensation costs and adjusted operating income for the full year, as substantially all incentive compensation pools are based upon full year results. The impact of this incentive compensation accrual methodology is that we accrue less compensation in the first six months of the year, with the majority of our incentive compensation accrued in the second half of the year, particularly in the fourth quarter. We adjust the incentive compensation accrual in those unusual cases where earned incentive compensation has been paid to employees.

In addition, we exclude from the standard accrual methodology incentive compensation pools that are not subject to the normal performance criteria. These pools are accrued for on a straight-line basis.

Certain employees receive a portion of their incentive compensation in the form of restricted stock units of our common stock. We recognize this compensation during the period including both the incentive compensation year and the vesting period of these restricted stock units, which has the effect of deferring a portion of current year incentive compensation to later years. We recognize the benefit of deferring certain compensation under the stock ownership program in a manner consistent with the accrual of the underlying incentive compensation expense.

The following table reflects the estimates of compensation to be deferred to future years under the stock ownership program for each year-to-date period in 2009 and 2008 ($ in millions):

| | **2009** | 2008 |
|---|---|---|
| Three months ended March 31, | $1.0 | 3.2 |
| Six months ended June 30, | 3.5 | 8.0 |
| Nine months ended September 30, | 6.1 | 10.9 |
| Twelve months ended December 31, | 8.0 | 15.5 |

### Income Taxes

We provide for the effects of income taxes on interim financial statements based on our estimate of the effective tax rate for the full year. We assess our effective tax rate on a quarterly basis and reflect the benefit from tax planning actions when we believe it is probable they will be successful. We account for the cumulative catch-up impact of any change in estimated effective tax rate in the quarter that a change is made.

### Seasonality

Our quarterly revenue and profits tend to grow progressively by quarter throughout the year. This is a result of a general focus in the real estate industry on completing or documenting transactions by calendar-year-end and the fact that certain expenses are constant through the year. Historically, we have reported an operating loss or a relatively small profit in the first quarter and then increasingly larger profits during each of the following three quarters, excluding the recognition of investment-generated performance fees and co-investment equity gains (both of which can be particularly unpredictable). Such performance fees and co-investment equity gains are generally earned when assets are sold, the timing of which is geared toward the benefit of our clients. Non-variable operating expenses, which are treated as expenses when they are incurred during the year, are relatively constant on a quarterly basis.

**JONES LANG LASALLE INCORPORATED QUARTERLY INFORMATION—2009 (UNAUDITED)**

| ($ IN THOUSANDS, EXCEPT SHARE DATA) | MARCH 31 | JUNE 30 | SEPT. 30 | DEC. 31 | YEAR 2009 |
|---|---|---|---|---|---|
| Revenue: | | | | | |
| Investor & Occupier Services: | | | | | |
| Americas | $199,590 | 248,587 | 238,764 | 344,702 | $1,031,643 |
| EMEA | 120,759 | 142,872 | 154,242 | 225,885 | 643,758 |
| Asia Pacific | 104,831 | 119,270 | 136,431 | 178,330 | 538,862 |
| Investment Management | 37,008 | 46,162 | 60,905 | 63,531 | 207,606 |
| Less: | | | | | |
| Equity in losses from real estate ventures | (32,023) | (19,248) | (4,959) | (2,637) | (58,867) |
| Total revenue | 494,211 | 576,139 | 595,301 | 815,085 | 2,480,736 |
| Operating expenses: | | | | | |
| Investor & Occupier Services: | | | | | |
| Americas | 204,074 | 229,939 | 209,487 | 301,917 | 945,417 |
| EMEA | 142,085 | 143,608 | 158,174 | 209,561 | 653,428 |
| Asia Pacific | 108,438 | 116,607 | 129,285 | 152,729 | 507,059 |
| Investment Management | 50,101 | 53,242 | 49,548 | 58,114 | 211,005 |
| Plus: | | | | | |
| Restructuring charges | 17,042 | 15,386 | 4,180 | 10,815 | 47,423 |
| Total operating expenses | 521,740 | 558,782 | 550,674 | 733,136 | 2,364,332 |
| Operating (loss) income | (27,529) | 17,357 | 44,627 | 81,949 | 116,404 |
| Net (loss) earnings available to common shareholders | $ (61,475) | (14,432) | 19,772 | 52,026 | $ (4,109) |
| Basic (loss) earnings per common share | $ (1.78) | (0.40) | 0.47 | 1.24 | $ (0.11) |
| Diluted (loss) earnings per common share | $ (1.78) | (0.40) | 0.46 | 1.19 | $ (0.11) |

**JONES LANG LASALLE INCORPORATED QUARTERLY INFORMATION—2008 (UNAUDITED)**

| ($ IN THOUSANDS, EXCEPT SHARE DATA) | MARCH 31 | JUNE 30 | SEPT. 30 | DEC. 31 | YEAR 2008 |
|---|---|---|---|---|---|
| Revenue: | | | | | |
| Investor & Occupier Services: | | | | | |
| Americas | $173,864 | 189,875 | 254,072 | 315,476 | $ 933,287 |
| EMEA | 183,063 | 236,098 | 208,562 | 243,120 | 870,843 |
| Asia Pacific | 117,397 | 141,778 | 132,555 | 144,443 | 536,173 |
| Investment Management | 87,382 | 92,733 | 81,202 | 90,504 | 351,821 |
| Less: | | | | | |
| Equity in earnings (losses) from real estate ventures | (2,214) | 969 | (693) | (3,524) | (5,462) |
| Total revenue | 563,920 | 659,515 | 677,084 | 797,067 | 2,697,586 |
| Operating expenses: | | | | | |
| Investor & Occupier Services: | | | | | |
| Americas | 173,618 | 179,319 | 237,200 | 276,040 | 866,177 |
| EMEA | 190,081 | 233,765 | 202,670 | 221,413 | 847,929 |
| Asia Pacific | 125,284 | 137,004 | 132,612 | 136,803 | 531,703 |
| Investment Management | 67,202 | 71,229 | 60,664 | 70,818 | 269,913 |
| Plus: | | | | | |
| Restructuring charges (credits) | (189) | — | 10,461 | 20,129 | 30,401 |
| Total operating expenses | 555,996 | 621,317 | 643,607 | 725,203 | 2,546,123 |
| Operating income | 7,924 | 38,198 | 33,477 | 71,864 | 151,463 |
| Net earnings available to common shareholders | $ 2,840 | 24,516 | 15,004 | 41,155 | $ 83,515 |
| Basic earnings per common share | $ 0.09 | 0.77 | 0.44 | 1.19 | $ 2.52 |
| Diluted earnings per common share | $ 0.09 | 0.73 | 0.43 | 1.17 | $ 2.44 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Jones Lang LaSalle (the Company) has established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to the members of senior management and the Board of Directors.

Based on management's evaluation as of December 31, 2009, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective.

### MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP, the Independent Registered Public Accounting Firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, issued an attestation report on the Company's internal control over financial reporting. That Report of Independent Registered Public Accounting Firm is included in Item 8. Financial Statements and Supplementary Data, and is incorporated by reference herein.

### CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes to the Company's internal controls over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

## ITEM 9B. OTHER INFORMATION

Not applicable.

## ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is incorporated by reference to the material in Jones Lang LaSalle's Proxy Statement for the 2010 Annual Meeting of Shareholders (the "Proxy Statement") under the captions "Directors and Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance" and in Item 1 of this Annual Report on Form 10-K.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the material in the Proxy Statement under the caption "Executive Compensation."

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this item is incorporated by reference to the material in the Proxy Statement under the caption "Common Stock Security Ownership of Certain Beneficial Owners and Management."

The following table provides information as of December 31, 2009 with respect to Jones Lang LaSalle's common shares issuable under our equity compensation plans (in thousands, except exercise price):

| PLAN CATEGORY | NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS | WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS | NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A)) |
|---|---|---|---|
| | (A) | (B) | (C) |
| Equity compensation plans approved by security holders | | | |
| SAIP (1) | 2,682 | $47.04 | 2,686 |
| ESPP (2) | n/a | n/a | 113 |
| Subtotal | 2,682 | | 2,799 |
| Equity compensation plans not approved by security holders | | | |
| SAYE (3) | 307 | $25.64 | 814 |
| Subtotal | 307 | | 814 |
| Total | 2,989 | | 3,613 |

Notes:

(1) In 1997, we adopted the 1997 Stock Award and Incentive Plan ("SAIP"), which provides for the granting of options to purchase a specified number of shares of common stock and other stock awards to eligible participants of Jones Lang LaSalle.

(2) In 1998, we adopted an Employee Stock Purchase Plan ("ESPP") for eligible U.S. based employees. Under this plan, employee contributions for stock purchases are enhanced through an additional contribution of a 5% discount on the purchase price. Effective April 1, 2009, the 5% discount has been discontinued and purchases are broker-assisted on the open market.

(3) In November 2001, we adopted the Jones Lang LaSalle Savings Related Share Option (UK) Plan ("Save As You Earn" or "SAYE") for eligible employees of our UK based operations. In November 2006, the SAYE plan was extended to employees in our Ireland operations. Under this plan, employee contributions for stock purchases are enhanced by us through an additional contribution of a 15% discount on the purchase price. Options granted under the SAYE plan vest over a period of three to five years. Employees have had the opportunity to participate in the plan in 2002, 2005, 2006, 2007, 2008, and 2009.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to the material appearing in the Proxy Statement under the caption "Certain Relationships and Related Transactions."

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the material appearing in the Proxy Statement under the caption "Information about the Independent Registered Public Accounting Firm."

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Financial Statements.
   See Index to Consolidated Financial Statements in Item 8 of this report.

2. Financial Statement Schedules.
   No financial statement schedules are included because they are not required or are not applicable, or the required information is set forth in the applicable financial statements or related notes.

3. Exhibits.
   A list of exhibits is set forth in the Exhibit Index, which immediately precedes the exhibits and is incorporated by reference herein.

**Cautionary Note Regarding Forward-Looking Statements**

Certain statements in this filing and elsewhere (such as in reports, other filings with the United States Securities and Exchange Commission, press releases, presentations and communications by Jones Lang LaSalle or its management and written and oral statements) regarding, among other things, future financial results and performance, achievements, plans and objectives, dividend payments and share repurchases may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Jones Lang LaSalle's actual results, performance, achievements, plans and objectives to be materially different from any of the future results, performance, achievements, plans and objectives expressed or implied by such forward-looking statements.

We discuss those risks, uncertainties and other factors in this report in (i) Item 1A. Risk Factors; Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; Item 7A. Quantitative and Qualitative Disclosures About Market Risk; Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements; and elsewhere, and (ii) the other reports we file with the United States Securities and Exchange Commission. Important factors that could cause actual results to differ from those in our forward-looking statements include (without limitation):

- The effect of political, economic and market conditions and geopolitical events including the continuation of the worldwide financial crisis and credit contraction;

- The logistical and other challenges inherent in operating in numerous different countries;

- The actions and initiatives of current and potential competitors;

- The level and volatility of real estate prices, interest rates, currency values and other market indices;

- The outcome of pending litigation; and

- The impact of current, pending and future legislation and regulation.

Moreover, there can be no assurance that future dividends will be declared since the actual declaration of future dividends, and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors.

Accordingly, we caution our readers not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements to reflect any changes in events or circumstances or in its expectations or results.

**Power of Attorney**

KNOW ALL MEN BY THESE PRESENTS, that each of Jones Lang LaSalle Incorporated, a Maryland corporation, and the undersigned Directors and officers of Jones Lang LaSalle Incorporated, hereby constitutes and appoints Colin Dyer, Lauralee E. Martin and Mark K. Engel its, his or her true and lawful attorneys-in-fact and agents, for it, him or her and in its, his or her name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this report, and to file each such amendment to this report, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

**Signatures**

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 26th day of February, 2010.

JONES LANG LASALLE INCORPORATED

By: /s/ Lauralee E. Martin

**Lauralee E. Martin**
Executive Vice President and
Chief Operating and Financial Officer
(Authorized Officer and
Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 26th day of February, 2010.

| Signature | Title |
|---|---|
| /s/ Sheila A. Penrose<br>Sheila A. Penrose | Chairman of the Board of Directors and<br>Director |
| /s/ Colin Dyer<br>Colin Dyer | President and Chief Executive Officer and Director<br>(Principal Executive Officer) |
| /s/ Lauralee E. Martin<br>Lauralee E. Martin | Executive Vice President and<br>Chief Operating and Financial Officer and Director<br>(Principal Financial Officer) |
| /s/ Darryl Hartley-Leonard<br>Darryl Hartley-Leonard | Director |
| /s/ DeAnne Julius<br>DeAnne Julius | Director |
| /s/ Ming Lu<br>Ming Lu | Director |
| /s/ David B. Rickard<br>David B. Rickard | Director |
| /s/ Roger T. Staubach<br>Roger T. Staubach | Director |
| /s/ Thomas C. Theobald<br>Thomas C. Theobald | Director |
| /s/ Mark K. Engel<br>Mark K. Engel | Executive Vice President and<br>Global Controller<br>(Principal Accounting Officer) |

**Exhibit Index**

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 3.1 | Articles of Incorporation of Jones Lang LaSalle Incorporated (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01)) |
| 3.2 | Articles of Amendment to the Articles of Incorporation of Jones Lang LaSalle Incorporated (Incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005) |
| 3.3* | Amended and Restated Bylaws of the Registrant, effective April 15, 2009 |
| 4.1 | Form of certificate representing shares of Jones Lang LaSalle Incorporated common stock (Incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001) |
| 10.1 | Amended and Restated Multicurrency Credit Agreement dated as of June 6, 2007 (Incorporated by reference to Exhibit 99.1 to the Report on Form 8-K dated June 8, 2007) |
| 10.2 | First Amendment to Amended and Restated Multicurrency Credit Agreement dated as of June 16, 2008 (Incorporated by reference to Exhibit 99.2 to the Report on Form 8-K dated June 19, 2008) |
| 10.3 | Second Amendment to Amended and Restated Multicurrency Credit Agreement dated as of December 19, 2008 (Incorporated by reference to Exhibit 99.1 to the Report on Form 8-K dated December 19, 2008) |
| 10.4 | Third Amendment to Amended and Restated Multicurrency Credit Agreement dated as of June 17, 2009 (Incorporated by reference to Exhibit 99.1 to the Report on Form 8-K dated June 22, 2009) |
| 10.5 | Term Loan Agreement dated as of July 2, 2008 (Incorporated by reference to Exhibit 99.3 to the Report on Form 8-K dated July 2, 2008) |
| 10.6 | First Amendment to Term Loan Agreement dated as of December 19, 2008 (Incorporated by reference to Exhibit 99.2 to the Report on Form 8-K dated December 19, 2008) |
| 10.7 | Second Amendment to Term Loan Agreement dated as of June 17, 2009 (Incorporated by reference to Exhibit 99.2 to the Report on Form 8-K dated June 22, 2009) |
| 10.8 | Membership Interest Purchase Agreement by and between Jones Lang LaSalle Incorporated, Spaulding & Slye Acquisition Corp., and Spaulding and Slye Partners LLC relating to Spaulding and Slye LLC, dated as of November 26, 2005 (Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the year ended December 31, 2005) |
| 10.9 | First Amendment to Membership Interest Purchase Agreement dated as of September 27, 2007, amending the Membership Interest Purchase Agreement by and between Jones Lang LaSalle Incorporated, Spaulding & Slye Acquisition Corp., and Spaulding and Slye Partners LLC relating to Spaulding and Slye LLC, dated as of November 26, 2005 (Incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the year ended December 31, 2007) |
| 10.10 | Agreement and Plan of Merger by and among Jones Lang LaSalle Incorporated, Jones Lang LaSalle Tenant Representation, Inc. and Staubach Holdings, Inc. dated June 16, 2008 (Incorporated by reference to Exhibit 2.1 to the Report on Form 8-K dated June 16, 2008) |
| 10.11 | Amended and Restated Stock Award and Incentive Plan dated as of May 29, 2008, as approved by the Shareholders of Jones Lang LaSalle Incorporated on May 29, 2008 and as filed on April 14, 2008 as part of the Proxy Statement for the 2008 Annual Meeting of Shareholders on Schedule 14A and Incorporated herein by reference. |
| 10.12 | Form of Jones Lang LaSalle Incorporated Restricted Stock Unit Agreement (Under the Amended and Restated Stock Award and Incentive Plan) for the Non Executive Directors' 2004, 2005, 2006, 2007, 2008 and 2009 Annual Grants (Incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the year ended December 31, 2004) |

| | |
|---|---|
| 10.13 | Jones Lang LaSalle Incorporated Stock Ownership Program Shares Agreement (Under the Amended and Restated Stock Award and Incentive Plan) (Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K for the year ended December 31, 2004) |
| 10.14 | Form of Jones Lang LaSalle Incorporated Restricted Stock Unit Agreement (Under the Amended and Restated Stock Award and Incentive Plan) for Employees' 2004, 2005, 2006, 2007, 2008 and 2009 Annual Grants (Incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K for the year ended December 31, 2004) |
| 10.15 | Jones Lang LaSalle Incorporated GEC Long-Term Incentive Compensation Program, effective as of January 1, 2007, under the Amended and Restated Stock Award and Incentive Plan (Incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 31, 2007) |
| 10.16 | Description of Management Incentive Plan under the Amended and Restated Stock Award and Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the year ended December 31, 1997) |
| 10.17 | Form of Indemnification Agreement with Executive Officers and Directors (Incorporated by Reference to Exhibit 10.14 to the Annual Report on Form 10-K for the year ended December 31, 1998) |
| 10.18* | Amended and Restated Severance Pay Plan effective April 15, 2009 |
| 10.19 | Senior Executive Services Agreement with Alastair Hughes dated as of March 9, 1999 (Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2005) |
| 10.20 | Letter Agreement between Colin Dyer and Jones Lang LaSalle Incorporated dated as of July 16, 2004 and accepted July 19, 2004 (Incorporated by reference to Exhibit 99.2 to the Periodic Report on Form 8-K dated July 21, 2004) |
| 10.21 | Amendment No. 1 to Letter Agreement between Colin Dyer and Jones Lang LaSalle Incorporated dated as of August 30, 2004 (Incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2005) |
| 10.22 | Amendment No. 2 to Letter Agreement between Colin Dyer and Jones Lang LaSalle Incorporated dated as of December 1, 2005 (Incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 2005) |
| 10.23 | Letter Agreement Regarding Compensation of the Chairman of the Board of Directors dated as of January 1, 2005 (Incorporated by reference to Exhibit 99.1 to the Periodic Report on Form 8-K dated January 10, 2005) |
| 10.24 | Amended and Restated Jones Lang LaSalle Incorporated Co-Investment Long Term Incentive Plan dated December 16, 2005 (Incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K for the year ended December 31, 2005) |
| 10.25 | LaSalle Investment Management Long Term Incentive Compensation Program, as amended and restated as of December 15, 2004, under the Amended and Restated Stock Award and Incentive Plan (Incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K for the year ended December 31, 2004) |
| 10.26 | LaSalle Investment Management Long Term Incentive Compensation Program, effective as of January 1, 2008, under the Amended and Restated Stock Award and Incentive Plan (Incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2007) |
| 10.27 | Jones Lang LaSalle Incorporated Deferred Compensation Plan, as amended and restated effective January 1, 2009 (Incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the year ended December 31, 2008) |
| 10.28 | Jones Lang LaSalle Incorporated Non-Executive Director Compensation Plan Summary of Terms and Conditions, Amended and Restated as of March 6, 2008 (Incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for the year ended December 31, 2008) |

| | |
|---|---|
| 10.29 | LIM Funds Personal Co-Investment Agreement for International and Regional Directors (in connection with elections under the Stock Ownership Program) (Incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the year ended December 31, 2005) |
| 10.30 | LIM Funds Personal Co-Investment Agreement for International and Regional Directors (not in connection with elections under the Stock Ownership Program) (Incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the year ended December 31, 2005) |
| 10.31* | Restated Jones Lang LaSalle Incorporated Stock Ownership Program, effective as of January 1, 2010, under the Amended and Restated Stock Award and Incentive Plan |
| 11 | Statement concerning computation of per share earnings (filed in Item 8, Note 2 of the Notes to Consolidated Financial Statements. |
| 12.1* | Computation of Ratio of Earnings to Fixed Charges |
| 21.1* | List of Subsidiaries |
| 23.1* | Consent of Independent Registered Public Accounting Firm |
| 24.1* | Power of Attorney (Set forth on page preceding signature page of this report) |
| 31.1* | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2* | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1* | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

*Filed with this Annual Report on Form 10-K for the fiscal year ended December 31, 2009

**Exhibit 31.1**

**CERTIFICATION**

I, Colin Dyer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Jones Lang LaSalle Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ Colin Dyer

Colin Dyer
President and Chief Executive Officer

**Exhibit 31.2**

**CERTIFICATION**

I, Lauralee E. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of Jones Lang LaSalle Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ Lauralee E. Martin

Lauralee E. Martin
Executive Vice President and
Chief Operating and Financial Officer

**Exhibit 32.1**

**Certification of Chief Executive Officer Pursuant to**
**18 U.S.C. Section 1350,**
**As Adopted Pursuant to**
**Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Jones Lang LaSalle Incorporated (the "Company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Colin Dyer, as Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 26, 2010

/s/ Colin Dyer
Colin Dyer
President and Chief Executive Officer

**Certification of Chief Financial Officer Pursuant to**
**18 U.S.C. Section 1350,**
**As Adopted Pursuant to**
**Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Jones Lang LaSalle Incorporated (the "Company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lauralee E. Martin, as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 26, 2010

/s/ Lauralee E. Martin
Lauralee E. Martin
Executive Vice President and
Chief Operating and Financial Officer

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**HOLDING COMPANY HEADQUARTERS**

**Jones Lang LaSalle Incorporated**
200 East Randolph Drive
Chicago, Illinois 60601
tel +1 312 782 5800

**WEB SITE ADDRESSES**

**Jones Lang LaSalle**
www.joneslanglasalle.com

**LaSalle Investment Management**
www.lasalle.com

**Jones Lang LaSalle Hotels**
www.joneslanglasallehotels.com

**REGIONAL CONTACT INFORMATION**

Each of our businesses—Jones Lang LaSalle Investor and Occupier Services, LaSalle Investment Management and Jones Lang LaSalle Hotels—operates in the Americas, EMEA and Asia Pacific. Regional contact information for these businesses may be found on the Web sites referenced above.

**Independent Registered Public Accounting Firm**
KPMG LLP
303 East Wacker Drive
Chicago, Illinois 60601

**Stock Transfer Agent, Registrar and Dividend Paying Agent**
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310
U.S. +1 866 210 8055
Non-U.S. +1 201 680 6578
www.bnymellon.com/shareowner

**Investor Relations**

Requests for the 2009 Jones Lang LaSalle Annual Report on Form 10-K (which will be provided free of charge) and other inquiries from investors should be directed to:

Jones Lang LaSalle Incorporated Investor Relations Department
200 East Randolph Drive
Chicago, Illinois 60601
tel +1 312 782 5800
www.joneslanglasalle.com

**COMMON SHARE MARKET PRICES**

Jones Lang LaSalle's common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol JLL.

Following are the high and low daily closing prices of our common stock for 2009 and 2008:

| 2009 | HIGH | LOW |
|---|---|---|
| Q4 | $ 61.57 | $ 43.87 |
| Q3 | $ 54.51 | $ 29.55 |
| Q2 | $ 39.13 | $ 24.57 |
| Q1 | $ 31.64 | $ 16.94 |
| **2008** | **HIGH** | **LOW** |
| Q4 | $ 40.49 | $ 19.18 |
| Q3 | $ 62.86 | $ 38.57 |
| Q2 | $ 90.19 | $ 59.91 |
| Q1 | $ 81.43 | $ 60.57 |

**NYSE AND SEC CERTIFICATIONS**

As required, during 2009 our Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by Jones Lang LaSalle of NYSE corporate governance listing standards. In addition, Jones Lang LaSalle has filed with the Securities and Exchange Commission, as exhibits to its 2009 Annual Report on Form 10-K, the certifications of its Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosure.


2010
WORLD'S MOST
ETHICAL
COMPANIES
WWW.ETHISPHERE.COM

**JONES LANG LASALLE CODE OF BUSINESS ETHICS**

Jones Lang LaSalle stands for uncompromising integrity and the highest ethical conduct. We are proud of, and are determined to protect and enhance, the global reputation we have established. In a service business such as ours, the integrity that our brand represents is one of our most valuable assets. For the third consecutive year, our firm received Ethics Inside™ 2010 certification from the Ethisphere Institute, a leading think tank dedicated to best practices in ethics, compliance, corporate governance and citizenship. It is the only independent verification of a company's ethics. The Jones Lang LaSalle Code of Business Ethics, which may be found on our Web site, contains the ethics policies that everyone who does business on behalf of our firm must follow. Reports of possible violations of our Code of Business Ethics may be made to our global Ethics Hotline at +1 877 540 5066 or by contacting https://www.jllethicsreports.com.

**JONES LANG LASALLE VENDOR CODE OF CONDUCT**

Jones Lang LaSalle expects that each of its vendors, meaning any firm or individual providing a product or service to Jones Lang LaSalle or indirectly to our clients as a contractor or subcontractor, will share and embrace the letter and spirit of our commitment to integrity. While vendors are independent entities, their business practices may significantly reflect upon us, our reputation and our brand. Accordingly, we expect all vendors to adhere to the Jones Lang LaSalle Vendor Code of Conduct, which may be found on our Web site. Reports of possible violations of our Vendor Code of Conduct may be made to our global Ethics Hotline or by contacting the Web address, each as indicated above.

**COMMITMENT TO DIVERSITY**

Jones Lang LaSalle works to foster an environment that values the richness of our differences and reflects the diverse world in which we live and work. By cultivating a dynamic mix of people and ideas, we enrich our firm's performance, the communities in which we operate and the lives of our employees. We seek to recruit a diverse workforce, develop and promote exceptional talent from diverse backgrounds, and embrace the varied experiences of all our employees.

**CORPORATE RESPONSIBILITY AND SUSTAINABILITY**

We encourage and promote the principles of corporate social responsibility and sustainability everywhere we operate. Since our business operations span the globe, we seek to improve the communities in which our people work and live. We design our corporate policies to reflect the highest standards of corporate governance and transparency, and we hold ourselves responsible for our social, environmental and economic performance. These priorities guide the interactions we have with our shareholders, clients, employees, regulators and vendors, as well as with all others with whom we come into contact, as we pursue our vision to be the real estate expert and strategic advisor of choice for leading owners, occupiers and investors. For additional information about our citizenship and sustainability efforts, please visit our Web site at www.joneslanglasalle.com/csr.

**CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS**

Certain statements in this Annual Report may constitute forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause Jones Lang LaSalle's actual results to be materially different from any future results implied by such forward-looking statements. Please see our 2009 Form 10-K for a discussion of such risks, uncertainties and other factors.